





TRIPATH

HOME OF DIGITAL POWER PROCESSING (DPP®)











TRIPATH TECHNOLOGY INC.

2004 ANNUAL REPORT

the Flat Panel TV and Consumer Electronics markets and is recognized as the performance leader by our customers in the applications we address.

Our sales and marketing focus continues to be on pursuing high volume business in three primary market segments within the Consumer Audio, Flat Panel TV, Home Theater entertainment system and Automotive markets. In the Flat Panel TV market our TA2024 continues to be designed into new products. We expect it to be a strong product into 2005 and beyond. This past 9 months we announced several new design wins with new customers like Eizo's and TCL as well as expanding business with existing customers like Changhong and Samsung. In addition, we also introduced the TAA2008 as a smaller, lower cost alternative and to help expand our addressable applications. We previously announced design wins with Samsung, Fujitsu, Sharp, Hitachi, JVC, Sanyo, Sony, TCL and Toshiba and believe that we are well positioned within these customers and expect them to contribute in driving our future revenue growth.

In the Home Theater market we have continued to have succe with leading consumer and audiophile manufactures, and hav announced 2 newdesign wins with Denon. We began to samp our new products based on our low-cost "Godzilla" architect to our key customers. We expect Godzilla based solutions will more competitively priced when compared with existing anal amplifiers. This should help us to drive future design and reven opportunities.

In the Automotive segment, we have made substantial progres into aftermarket head units. Panasonic introduced 3 units that utilize Tripath amplifiers to deliver more then twice the power available from their previous models. We also announced th TAA4100, a 4 x 100 watt, single-package amplifier that will all manufacturers like Panasonic to continue to raise the bar on output power without sacrificing audio performance. In the coming quarters of 2005 and beyond we remain optimistic abo additional design wins and revenue growth in both after marke car audio and in major OEMs opportunities.

In DSL applications, we continue to develop lower power and multi-port line drivers to provide the industry with increased lin card densities for central office equipment. The development o our two-channel DSL line driver is progressing and our custome are now evaluating samples.

In the wireless marketplace, we are continuing to focus ou efforts on demonstrating that our technology can improve th efficiency in base stations and wireless handsets. We contin to be optimistic about our ability to do so.



Adya S. Tripathi
President and Chief Executive Officer
Chairman of the Board

SUMMARY

In fiscal 2004, we have made excellent progress towards our goal of positioning the Company for growth in 2005 and bringing the Company to profitability beyond that.

While market conditions have continued to support the transition of applications to our product architecture and to increase the number of currently available devices in use by our customers, thus far in 2005, we continue to make progress in securing design wins, developing and introducing new products, reducing our manufacturing costs and in managing our working capital.

In fiscal 2005, we remain focused on increasing our participation in our key target markets of Consumer Audio; Flat Panel TV, Home Theater entertainment systems and Automotive as well as our continued efforts to develop innovative low-cost products. With our current and expected future products coupled with our strong intellectual property portfolio, we believe that Tripath is well positioned to take advantage of the large and growing market opportunities and to be a major participant in the growing digital amplifier market.

I would like to thank our employees, customers, partners and stockholders for their ongoing support, and look forward to a bright future together in 2005 and beyond.

LETTER TO OUR STOCKHOLDERS

Fiscal year 2004 was a year of transition and design success which we expect to lead to future revenue growth. This past year we expanded our customer base and secured many additional design wins with our existing customers. We introduced new cost effective products such as the world's first 4 X 100 Watt Single Package Digital Audio Amplifier and four new products using our innovative, low-cost, and scaleable power driver architecture ("Godzilla"). We believe that each of these accomplishments will continue to help to better position Tripath within our target applications, creating a stable footing and placing us on the path to achieve future profitability.

Our significant success in achieving design wins continues to highlight the considerable progress we have made in applications serving the Flat Panel TV, Home Entertainment System, Receiver and Mini/Micro Component System, Automotive and DSL market segments.

Tripath continues to pave the road in Digital Audio applications with leading edge technology encased in leading edge products. During fiscal 2004 we introduced the following new cost effective products:

- In January, at the Consumer Electronics Show, we demonstrated four CMOS Digital Amplifier Devices using our breakthrough "Godzilla" Power Stage Architecture. Later in the year we announced that we had begun sampling these devices to some of our leading customers. We believe that this new architecture will in time allow us to expand our market while improving our margins.
- At January's CES show we also introduced the world's first 4 X 100 Watt Single Package Digital Audio Amplifier, the TAA4100. This product will allow car stereo manufacturers to provide unprecedented power levels from traditional head units. The TAA4100 provides more then three times the output power with less heat dissipation than products available from traditional linear amplifiers in similar applications.
- In July, we announced the TAA2008, a much smaller, lower-cost version of the TA2024. The TAA2008 shows our continued commitment to remaining at the forefront of the Flat Panel TV market.

We announced several key design wins during the year as well, including:

- In January, Panasonic chose our TA2041A device for an automotive head unit. The CQ-C9800U, 4 x 70 Watt, in-dash CD player. The CQ-C9800U offers almost twice the power of any other head unit available on the market at the time of introduction.
- Also in January, Samsung selected the TA2024 for multiple LCD and plasma Flat Panel TVs and LCD monitor applications.
- In February, we announced that Panasonic had extended their use of the TA2041A into two additional high-power head units bringing the total to 6.
- In March, we announced that Eizo's Consumer LCD TV use the TA2024 for an all-in-one LCD TV with DVD and Hi-Fi Speakers.
- In April, Alcatel chose our TLD4012 for use in their 24-channel DSL linecard.
- In July, we announced that Denon had selected our TA2022 to drive their new sub-woofer.
- In August, we announced that we were chosen by Changhong for LCD and Plasma TV applications using our TA2024.
- In September, Denon selected our TK2150 to power a 6-channel home theater system, the DHT-500SD uses three TK21150s to provide six channels at 100 Watts each.



television

home theater





automotive

consumer and convergence



FOCUS

We believe that the total available market in fiscal 2004 for amplifiers is approximately $3 billion with approximately 2-4%, or about $80 million to $160 million, of this market having converted from analog to switching or digital amplifiers. We believe that Tripath is well positioned in this marketplace with its high performance, high power efficiency, and small product size. This is bolstered by the introduction of the new low cost "Godzilla" based CMOS power driver architecture. This architecture is expected to further improve our position in our target markets.

The advantages that support our expectations of future market position are in part defendable by our strong patent portfolio with 55 patents issued and 27 patents pending at the end of fiscal 2004.

We believe that Tripath has the most broad and most complete range of digital amplifier products in the market today. Our current products range from 10 Watts up to 2000 Watts. Tripath has gained market acceptance from most of the leading names in

FEATURED DESIGN WINS

FLAT PANEL TVS (PLASMA, LCD AND DLP)

Samsung's 15", 17", 32", 40" LCD TVs, 42", 50", 63" PDP TVs, 50", 61" DLP TVs
JVC's 26" LCD TV (LT-26LC4)
Sanyo's 42" PDP TV (Vizon brand) (PDP-42V2/EX)
Hitachi's 32", 37", 42", 50" PDP TVs, 28", 32" LCD TVs (L5000)
Changhong's LCD and PDP TVs
TCL's PDP TVs
Enzo's LCD TV with DVD

AUTOMOTIVE

Panasonic's CQ-C9800U and CQ-C9700U 4 channel x 70/60 Watt in-dash CD Player/Receiver and CQ-VD7700U in-dash LCD TV/DVD/SD receiver with 5.1 channel Dolby Digital/DTS and Dolby Pro Logic II

HOME THEATER SYSTEMS

Sanyo's DC-PS1000WL (50/80 Watts)
Denon's DSW-7L sub-woofer (200 Wa
DHT-500SD Home Theater System (6 x 100 Watt)
Audio Research's 150M Modular Multi-channel power amplifier
Bel Canto's Evo6, 4 channel x 200 Wat or 6 channel x 120 Watts.

DSL LINE DRIVERS

Alcatel's 24 Channel line card for centr office DSLAM equipment.

FINANCIAL HIGHLIGHTS from fiscal 2004

- We changed our Fiscal Year end from December 31 to September 30, effective September 30, 2004.
- All numbers for 2004 reflect the 9 months ended September 30, 2004 and reflect restatements as disclosed in our SEC filings including those on Form 10-K/T as amended for fiscal year ending September 30, 2004.
- We saw our gross margin percentage decline from 30% in 2003, to negative 28%. Our gross margin would have been 19% if we were to exclude the impact of the $4.3 million inventory reserve taken in the fourth quarter of fiscal 2004.
- We took steps to decrease our loss and cash usage by holding our operating expenses flat at approximately $3.0 million per quarter.
- Bottom-line, the net loss per share increased from $(0.17) pe share in 2003 to $(0.25) in the nine months of fiscal 2004. This was primarily driven by the $4.3 million inventory reserve taken in the fourth quarter of fiscal 2004. Our net loss per share would have been $(0.16) if we were to exclude the impact of the $4.3 million inventory reserve taken in the fourth quarter of fiscal 2004.
- In May of 2004, we began to sample our "Godzilla" CMOS power driver architecture, which we expect to aid in driving ou future costs down as customers design new products to take advantage of the size, power, distortion and heat dissipation improvements provided by this leading edge technology.
- Over the course of fiscal 2004 we expanded our customer base from 108 to 167 customers.

	Nine months ended Sept 30,	For the years ended Dec 31,	
(in thousands, except per share data)	2004*	2003	2002
Results of Operations:	Restated		
Revenue	$ 9,169	$ 13,891	$ 16,227
Gross profit (loss)	(2,562)	4,181	(2,267)
Research and development	5,521	6,874	11,650
Loss from operations	(11,639)	(7,237)	(19,474)
Net Loss applicable to common stockholders	(11,665)	(7,215)	(34,266)
Basic and diluted net loss per share	$ (0.25)	$ (0.17)	$ (0.88)

* On November 14, 2004 the Company Board of Directors approved a change in the Company's fiscal year end from December 31 to September 30, effective as of September 30, 2004



Annual Revenue <in thousands>
$ 20,000
16,000
12,000
8,000
4,000
0
$16,227
$ 13,891
$ 9,169
'02
'03
'04
Basic and Diluted Net Loss Per Share
$ (2.50)
(2.00)
(1.50)
(1.00)
(0.50)
0
$(0.88)
$ (0.17)
$ (0.25)
'02
'03
'04
Gross Profit Margin
45
30
15
0
-15
-30
30%
27.9% (b)
-14% (a)
'02
'03
'04

(a) 2002 includes a $5 reserve for excess inventory
(b) 2004 includes $4.3 Million reserve for excess inventor

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
SEP 07 2005
185
SECTION
PROCESSING
WASH., D.C.

FORM 10-K/T/A
Amendment No. 1

(Mark One)

☐ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☒ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM JANUARY 1, 2004 TO SEPTEMBER 30, 2004

COMMISSION FILE NUMBER: 000-31081

TRIPATH TECHNOLOGY INC.
(Exact name of registrant as specified in its charter)

Delaware	**77-0407364**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

2560 Orchard Parkway
San Jose, CA 95131
(408) 750-3000
(Address, including zip code, of registrant's principal executive offices and telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.001 par value per share
(Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K/T or any amendment to this Form 10-K/T. ☐

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☒ No ☐

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the Registrant's most recently completed second fiscal quarter: $115,438,460.

There were 50,420,190 shares of Tripath Technology Inc. common stock outstanding on January 31, 2005.

TRIPATH TECHNOLOGY INC.

TRANSITION REPORT ON FORM 10-K/T
FOR THE TRANSITION PERIOD FROM JANUARY 1, 2004 TO SEPTEMBER 30, 2004

TABLE OF CONTENTS

		Page
	PART I	
ITEM 1.	Business	1
ITEM 2.	Properties	9
ITEM 3.	Legal Proceedings	9
ITEM 4.	Submission of Matters to a Vote of Security Holders	12
	PART II	
ITEM 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	13
ITEM 6.	Selected Financial Data	14
ITEM 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	16
ITEM 7A.	Quantitative and Qualitative Disclosures About Market Risk	34
ITEM 8.	Financial Statements and Supplementary Data	35
ITEM 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	73
ITEM 9A.	Controls and Procedures	74
ITEM 9B.	Other Information	77
	PART III	
ITEM 10.	Directors and Executive Officers of the Registrant	78
ITEM 11.	Executive Compensation	80
ITEM 12.	Security Ownership of Certain Beneficial Owners and Management	83
ITEM 13.	Certain Relationships and Related Transactions	85
ITEM 14.	Principal Accounting Fees and Services	85
	PART IV	
ITEM 15.	Exhibits and Financial Statement Schedules	87
SIGNATURES		88
EXHIBIT INDEX		89

[THIS PAGE INTENTIONALLY LEFT BLANK]

EXPLANATORY NOTE

This Transition Report on Form 10-K/T/A ("Form 10-K/T/A") is being filed as Amendment No. 1 to our Transition Report on Form 10-K/T for the transition period ended September 30, 2004, which was filed with the Securities and Exchange Commission (SEC) on February 3, 2005 (the "Original Filing"). We are filing this Amendment No. 1 to reflect restatements of certain financial information for the three months and nine month transition period ended September 30, 2004 (the "Restatement") that was previously reported in the Original Filing. For a more detailed description of the Restatement, see Note 9 "Restatement of Previously Reported Quarterly and Transition Period Financial Information" of the Notes to Consolidated Financial Statements.

This Form 10-K/T/A amends and restates "Item 3. Legal Proceedings" of Part I; "Item 6. Selected Financial Data," "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," "Item 8. Financial Statements and Supplementary Data," and Item 9A. "Controls and Procedures" of Part II; and Item 15 "Financial Statements" of Part IV of the Original Filing, in each case, with the exception of "Item 3. Legal Proceedings" of Part I, as a result of, and to reflect, the Restatement. In addition, this Form 10-K/T/A includes an additional risk factor related to our disclosure controls and procedures and our internal control over financial reporting. This Form 10-K/T/A also amends and restates the Notes to Consolidated Financial Statements. Pursuant to the rules of the SEC, Item 15 of Part IV of the Original Filing has been amended to include the consents of our independent registered public accounting firms and currently-dated certifications from our principal executive officer and principal financial officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. The consents of our independent registered public accounting firms are included in to this Form 10-K/T/A as Exhibits 23.1 and 23.2. The certifications of our principal executive officer and our principal financial officer are attached to this Form 10-K/T/A as Exhibits 31.1, 31.2, 32.1 and 32.2.

PART I

The following discussion and analysis contains forward-looking statements. These statements are based on our current expectations, assumptions, estimates and projections about our business and our industry, and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in, or contemplated by, the forward-looking statements. Words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may," "should," "estimate," "predict," "potential," "continue" or the negative of such terms or other similar expressions, identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Our actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of several factors, including, but not limited to, those factors discussed under the caption "Risk Factors" and elsewhere in this document. These and many other factors could affect our future financial and operating results. Tripath undertakes no obligation to update any forward-looking statement to reflect events after the date of this report.

ITEM 1. BUSINESS

We are a fabless semiconductor company that focuses on providing highly efficient power amplification to the digital media consumer electronics and communications markets. We design and sell digital amplifiers based on our proprietary technology, called Digital Power Processing®, which enables us to provide significant performance, power efficiency, size and weight advantages over traditional amplifier technology. Our digital amplifiers are branded "Class-T®" and combine a switching mode approach that generates high fidelity sound with low distortion and considerably lower heat dissipation than Class-AB amplifiers. We target and provide digital amplifiers for three primary markets where signal fidelity and power efficiency are important: Consumer Electronics, Digital Subscriber Line ("DSL") and Wireless. Within the Consumer Electronics market, we target multiple market segments, which include consumer audio applications such as 5.1-7.1 channel home theater systems, flat panel televisions, personal computers, mini/micro component stereo systems, cable set-top boxes and gaming consoles, automotive audio applications such as in-dash head units and trunk amplifiers and professional audio applications such as audio distribution systems and pro-audio amplifiers. We are currently offering digital amplifiers in the form of line drivers for use in DSL equipment. We also have a research and development program aimed at developing amplifiers for digital wireless handsets and base stations to increase talk time and battery life and improve overall power efficiency.

We were incorporated in California in July 1995, and reincorporated in Delaware in July 2000. We became a public reporting company in August 2000, and our stock is currently listed on the NASDAQ National Market under the stock symbol "TRPH". On November 14, 2004, we changed our fiscal year-end from December 31 to September 30, effective as of September 30, 2004. Our principal executive office is located at 2560 Orchard Parkway, San Jose, CA 95131. Our telephone number is (408) 750-3000, and our Internet home page is located at www.tripath.com; however, the information in, or that can be accessed through, our home page is not part of this report. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to such reports are available, free of charge, on our Internet home page as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission, or SEC.

Markets and Products

We develop and supply digital amplifiers for three primary markets: Consumer Electronics, DSL and Wireless. Within the Consumer Electronics market, we target the home-theater, television, professional and automotive audio market segments. Within the DSL market, we have recently begun offering single and dual channel line driver products. Within the Wireless market, we have a research and development program aimed at developing a family of amplifier products for use in wireless handsets, also known as Radio Frequency ("RF") Power Amplifiers.

Consumer Electronics

We provide a broad range of digital audio amplifiers based on Class-T and our Digital Power Processing ("DPP®") technology. Manufacturers are incorporating our digital audio amplifiers in a diverse set of applications, including 5.1-7.1 channel home theater systems, flat panel televisions, automotive head units, professional amplifiers, DVD and A/V receivers, mini/micro component stereo systems, network media players and accessory speakers systems for MP3 players.

The key factors that differentiate our products are the broad range of power levels, the input format to the amplifier and the level of integration included in our products. We augment our products with applications support that includes reference designs, evaluation kits and consulting services.

Because of the broad range of product offering we have in our digital amplifiers, we have created specific products to appeal to applications such as DVD and A/V receivers as well as pro-audio amplifiers. Our proprietary technology helps realize clear sound, almost half the energy consumption of conventional professional amplifiers and natural heat dissipation without a cooling fan.

Digital amplifiers require three major components; controller, FET driver, and output FETs. These three components can be integrated together on one die, or separate die in common packages, or in discrete packages, depending on the process and power requirements. The Controller, sometimes called a processor, can be analog or digital input and encodes the signal for amplification. The FET driver scales the output voltage to the appropriate level for the output. The output FETs provide the output current to the speaker. A "chipset" refers to a set of separately packaged products that include all three of the components.

Package configurations offered by Tripath:

	Controller	Driver	FET
Integrated Amplifier	•	•	•
Amplifier Driver	•	•	
Power Stage		•	•
Processor	•		
FET Driver		•	

The output power of an integrated product or chipset is determined by the driver and FET portions and is depended on the power supply, load impedance, and other factors. For comparison reasons, the listings below give the maximum power generated in a typical application. Several of the products can be driven above the ratings given. Currently our customer's applications range from less then 10 Watts to over 2000 Watts. This is the broadest range in the industry.

We offer controllers with both digital and analog inputs. The analog products are included as part of chipsets along with various power stages. We currently offer 2 parts with digital input format, the TCD6000 and TCD6001. For both of the controllers, the digital content is encoded in a format that is specified by the I2S standard.

Consumer Electronics—Automotive Audio Amplifiers

Because of their ability to decrease the size and weight of audio systems and lower heat dissipation, our products can be used in applications in automotive audio systems where these issues are critical. Our proprietary technology allows products to generate high fidelity sound with significantly lower heat dissipation making it ideal for compact design applications. We currently offer products specifically targeted for automotive applications such as in-dash head units and trunk amplifiers.

Automotive head units from Panasonic, introduced this year, that are powered by Tripath amplifiers currently offer approximately double the power output of previously available units. The new units offer 35 Watts (based on CEA2006 spec) versus typical A/B units that generally offer 15 to 20 Watts.

Products currently available for the automotive audio market are listed below.

TA2041A	Integrated Amplifier	35 Watts (max CEA2006 specification)
TAA4100	Integrated Amplifier	65 Watts (max CEA2006 specification)
TPS4070	Power Stage	35 Watts (max CEA2006 specification)
TPS4100	Power Stage	65 Watts (max CEA2006 specification)
TCD6001	Digital Controller	introduced January 2005

Consumer Electronics—Television Audio Amplifiers

Flat panel televisions typically require small enclosures and low heat dissipation, which are both strengths of Tripath's products. This year we introduced the TAA2008, a version of our popular TA2024. The new TAA2008 is smaller and less expensive than its predecessor and offers improved click and pop reduction.

Products currently available for the television market (stereo, single supply, bridged output) are listed below.

TAA2008	Integrated Amplifier	12 Watts (6 ohm, 10% THD+N)
TA2024B	Integrated Amplifier	15 Watts (4 ohm, 10% THD+N)
TA2021B	Integrated Amplifier	23 Watts (4 ohm, 10% THD+N)

Consumer Electronics—Home Theater Audio Amplifiers

Our amplifiers allow home theater makers to fit more channels into smaller space without sacrificing sound quality. OEMs have used our products to produce compact all-in-one DVD receivers with high power and exceptional sound quality. Early in 2004 we announced 4 new products for home theater based on our CMOS driver technology (TDA2125A, TDA2075A, TPD2125 and TPD2075). During the year we have moved them into production and they are currently being sampled by our customers.

Products currently available for the home theater market (various configurations) are listed below.

TA2022	Integrated Amplifier	100 Watts (4 ohm, 1% THD+N)
TDA2125A	Amplifier Driver	150 Watts (8 ohm, 0.1% THD+N)
TDA2075A	Amplifier Driver	75 Watts (8 ohm, 0.1% THD+N)
TPD2125	FET Driver	150 Watts (8 ohm, 0.1% THD+N)
TPD2075	FET Driver	75 Watts (8 ohm, 0.1% THD+N)
TCD6000	Digital Controller	
TK2019	Chipset	20 Watts (4 ohm, 10% THD+N)
TK2050	Chipset	60 Watts (8 ohm, 10% THD+N)
TK2051	Chipset	60 Watts (8 ohm, 10% THD+N)
TK2070	Chipset	75 Watts (4 ohm, 10% THD+N)
TK2150	Chipset	200 Watts (6 ohm, 10% THD+N)

Consumer Electronics—Professional and Audiophile Audio Amplifiers

The high power efficiency and fidelity of Class-T and DPP are attractive to both professional and Audiophile equipment makers.

Products currently available for the professional and audiophile market are listed below.

TK2350	Chipset,	300 Watts (4 ohm, 10% THD+N)
TDA2500	Amplifier Driver	500 Watts (12 ohm, 0.5% THD+N)
TA0105	Amplifier Driver	500 Watts (4 ohm, 0.02% THD+N)

DSL Line Driver Amplifiers

Our DPP® technology allows us to produce highly linear amplifiers for line cards that use power more efficiently than traditional amplifiers with conventional architectures. DSL amplifiers are often called line drivers. Because our line drivers are more power efficient, they eliminate the heat sink and other electronic components associated with traditional line drivers. As a result, our line drivers can be smaller than traditional line drivers. In addition, their efficiency makes them a more attractive solution for DSL service providers because the power budgeted for the equipment in such service providers' central offices is fixed.

Our initial product is a line driver for use in the Asymmetric DSL ("ADSL") market. ADSL, a popular form of DSL technology, is designed to allow greater data rates from the central office to the subscriber than from the subscriber to the central office. This means that typical users will be able to download data faster than they can send data, which is suitable for most residential users. In February 2001, we announced our entry into the ADSL chipset market with a new family of central office ADSL line drivers. These new products offer full reach and data rate capability and can reduce heat dissipation substantially versus conventional line drivers. Our line driver configurations feature:

- power consumption of approximately 680mW per channel
- support for full rate and G. LITE data rates
- low distortion specifications

- low power mode
- digitally programmable gain
- small footprint package

Our DSL line drivers offer DSL service providers the following benefits:

- *Higher Port Density.* Our line drivers enable our customers to increase the number of subscriber lines given fixed power and space constraints. This allows DSL service providers to achieve higher port density.
- *Increased Signal Reach and Connection Speed.* The distance a signal can travel with an effective usefulness is known as signal reach, and the speed at which data can be transferred is known as connection speed. Intermodulation Distortion ("IMD"), is a measure of linearity and indicates how well an amplifier can reduce the impact of undesirable frequencies which are produced in the transmission process. Our line drivers, due to their linearity, can more accurately reproduce the signal inputs, allowing for improvements in output signal reach and connection speed to the consumer.

The following table provides additional information concerning the specifications of our currently available DSL line drivers.

Product	Power Consumption (milliwatts/channel)	Application
TLD4012 Single channel family	680mW	Central office ADSL line driver
TLD4021 Dual channel family	500mW	Central office ADSL line driver

RF/Wireless Power Amplifiers

Within the wireless market, we have a research and development program aimed at developing a family of amplifier products for use in wireless handsets, also known as radio frequency ("RF") power amplifiers. Our expertise in the development of highly linear and energy efficient circuits has allowed us to develop an amplifier architecture which we believe is well-suited for use in digital handsets, base stations and other wireless products. The initial targeted market is for cellular phones that utilize a digital transmission method known as Code Division Multiple Access ("CDMA"). Linearity is important to this technology because CDMA uses a complex signal transmission method that requires more accurate reception and reproduction. Additionally, we believe our DPP® technology could provide significant improvements to the design of cellular phones in terms of talk-time, data connection time and battery size, which are all dependent on the efficiency of the RF Power Amplifier.

Core Technology

We believe that one of our key competitive advantages is our broad base of patented core technologies, which are comprised of innovative adaptive and predictive signal processing techniques. These processing techniques are derived from algorithms used in communications theories. These unique techniques are derived from a confluence of four primary disciplines in mixed signal circuit design, digital signal processing ("DSP"), algorithm development, power semiconductor circuit design and packaging design. We intend to continue to build and improve on these four primary technology foundations as we expand our product reach into other markets and industries.

We have implemented unique processing algorithms in a silicon-based processor which we call a Mixed Signal Processor. The execution speed of these complex algorithms by our Mixed Signal Processor allows us to achieve the required linearity and efficiency in our products. The Mixed Signal Processor functionality is a vital component in the architecture of the products we design.

Our core technologies are characterized by four key areas of competency highlighted below:

Mixed Signal Circuit Design Expertise

We are an innovator in advanced mixed signal circuit design including audio amplifiers, DSL line driver amplifiers and RF Power Amplifiers. We have developed significant intellectual property in our mixed signal circuit designs, which are applicable across multiple market segments. As such, we have demonstrated significant improvements in power efficiency and linearity for audio amplifiers and central office line driver integrated circuits. We are also applying this same core technology to the development of highly linear and highly efficient RF Power Amplifier integrated circuits for incorporation in cellular telephones.

DSP Algorithm Expertise

We have expertise in developing system applications using our DPP® technology. This includes industry standard designs as well as customer specific systems in the DSL and Consumer Electronics markets. The high efficiency, high quality power processing products that we design require a comprehensive understanding of new and innovative DSP techniques at the system as well as the device level. We will continue to research and improve our DPP® technology.

Power Semiconductor Circuit Design Expertise

We have developed significant expertise in designing power circuits in semiconductors. This requires a specialized understanding of complex issues, such as thermal effects and reliability related to the control of power.

Packaging Design Expertise

We have developed significant competency and knowledge regarding packaging requirements for various applications in different markets. Our customers have specific requirements in terms of form factor and package type for their end-use products.

Research and Development

Our research and development efforts are focused on developing products based on our DPP® technology for high growth markets, such as the consumer audio, DSL and wireless communications markets. As of September 30, 2004, our research and development staff consisted of 42 employees, many of whom have experience across multiple engineering disciplines. For the nine months ended September 30, 2004 and years ended December 31, 2003 and 2002, our research and development expenses were approximately $5.5 million, $6.9 million, and $11.7 million, respectively.

Manufacturing

Wafer Fabrication

We are able to use independent silicon foundries to manufacture our integrated circuits because our products are manufactured with standard processes. By outsourcing our manufacturing requirements, we are able to focus our resources on design and product engineering.

Our operations group closely manages the interface between manufacturing, design engineering and sales. The group provides manufacturing support required for test and product engineering, process and device engineering, package engineering, reliability, quality assurance and production control. We maintain our organizational structure and quality standards to match with market leading semiconductor manufacturers. We use an online work-in-progress control methodology wherever possible, and maintain close reporting mechanisms with all of our suppliers to ensure that the manufacturing subcontracting process is transparent to our customers.

Our key silicon foundries are United Microelectronics Corporation in Taiwan, STMicroelectronics Group in Europe and Renesas Technology (Mitsubishi Electric) in Japan. We believe we have adequate capacity to support our current sales levels. We continue to work with our existing foundries to obtain more production capacity and we are actively qualifying new foundries to procure additional production capacity.

Our Mixed Signal Processor and high voltage power devices are currently manufactured with Complementary Metal Oxide Semiconductor ("CMOS") and Diffusion Metal Oxide Semiconductor ("DMOS") processes using 0.18 or greater micron technology. CMOS and DMOS are industry standard semiconductor manufacturing processes. We continuously evaluate the benefits, on a product by product basis, of migrating to smaller design technologies to reduce costs and improve performance.

In September 2003, we announced the introduction of a new breakthrough low cost power stage architecture platform, based on "CMOS" processes, which we refer to as "Godzilla" that can be used across the broad spectrum of audio amplifiers from 10 Watt per channel PC stereo to greater than 150 Watt per channel audio video receivers. Customer adoption of products based upon this new architecture would enable us to reduce our manufacturing costs.

Assembly and Test

We currently outsource all of our assembly and testing operations to Advanced Semiconductor Engineering ("ASE") in Korea, Malaysia and Taiwan, Hon Hai (formerly AMBIT Microsystems Corporation) in China, Lingsen in Taiwan, ST Microelectronics Group in Malaysia, and ST Assembly Test Services Ltd. in Singapore.

Quality Assurance

We currently rely on our foundries and assembly subcontractors to assist in the qualification process of our products. We also participate in quality and reliability monitoring through each stage of the production cycle. We closely monitor wafer foundry production, assembly and test manufacturing operations to ensure consistent overall quality, reliability and yield levels. We are also exploring opportunities to obtain ISO 9000 certification.

Marketing, Sales and Customers

Our marketing strategy is to target existing and potential customers who are industry leaders in the consumer electronics (consumer, automotive and professional audio), DSL communications and wireless communications markets. Currently, our sales and marketing effort is primarily focused on market segments, divided among integrated audio products and module-based driver products, and separately divided among the flat panel TV, home theater, gaming, professional and automotive audio.

We rely on our direct sales force and distributors to sell our products in our target markets. Approximately 78% of our total revenues were through distributors in 2004 compared to 73% in 2003. One distributor, Macnica, Inc. and its affiliates, accounted for 69%, 41% and 10% of total revenues for the nine months ended September 30, 2004, and the years ended December 31, 2003 and December 31, 2002, respectively.

Our sales headquarters is located in San Jose, California. In addition, we market and sell our products through our regional offices located in Japan and Hong Kong, as well as through independent distributors in Asia, Europe and the United States. We incorporated our regional office in Japan as a wholly-owned subsidiary in January 2001. Our sales force, together with our engineering and technical staff, works closely with customers to integrate our amplifiers into their products. We believe that close working relationships with customers will help us to achieve design wins and ultimately achieve high volume production.

End customers for our products are primarily manufacturers of audio electronic components, communications infrastructure equipment and wireless communications equipment. Three, three and two end customers accounted for more than 10% of our total revenues in 2004, 2003 and 2002, respectively. The customers who accounted for more than 10% of our total revenues in 2004 were Alcatel, Kyoshin Technosonic Co., Ltd., (KTS) and JVC.

For a detailed description of our sales by geographic region, see Note 2 (Segment and geographic information) to our consolidated financial statements.

Competition

We currently compete with a number of larger companies in the consumer audio amplifier market. While our technology offers distinct advantages over the analog approach, we believe that approximately only 2-3 percent of the market has converted to digital audio amplifiers at this time. The primary analog amplifier competitors in the market today are National Semiconductor, Philips Electronics, ST Microelectronics and Texas Instruments. Philips, ST Microelectronics and Texas Instruments are also our major competitors in the digital audio amplifier market. Several other smaller companies also offer digital amplifier products including: D2, Ice Power and Wolfson Microelectronics plc. In addition, a number of companies, such as Cirrus Logic Inc., have announced their intention to enter this market. We have been active in the audio amplifier market since our inception and we believe that we maintain a strong competitive position.

In the DSL line driver market, our principal competitors include Analog Devices, Inc., Intersil Corporation, Linear Technology Corporation and Texas Instruments Incorporated. This is a new market for us in which many of our competitors have longer operating histories.

We believe that the principal factors of competition in these markets are product capabilities, level of integration, reliability, price, power consumption, time-to-market, system cost, intellectual property, customer support and reputation.

In each of these markets, we believe that our main competitive advantages are our product capabilities, low power consumption, high signal fidelity and level of integration. However, many of our competitors are large public companies that have longer operating histories and significantly greater resources than us. As a result, these competitors may compete favorably on factors such as price, customer support and reputation.

Intellectual Property

We rely primarily on a combination of patent, copyright, trademark, trade secret and other intellectual property laws, nondisclosure agreements and other protective measures to protect our proprietary technologies and processes. At September 30, 2004, we had 38 issued United States patents and 6 additional pending United States patent applications. In addition, we had 17 international patents issued and an additional 21 international patents pending. We expect to continue to file patent applications where appropriate to protect our proprietary technologies. To our knowledge, no patents have been contested by third parties thus far.

Employees

As of September 30, 2004, we had 65 full-time employees, including 42 employees engaged in research and development, 11 engaged in sales and marketing and 12 engaged in general administration activities. None of our employees are represented by a labor union and we have never experienced a work stoppage. We consider our employee relations to be good.

ITEM 2. PROPERTIES

We lease one facility in San Jose, California, which has approximately 65,000 square feet pursuant to the lease, which expires on March 31, 2007. This facility comprises our headquarters and includes our administration, sales and marketing and research and development departments. We also lease approximately 2,400 square feet of office space outside of Tokyo, Japan for our Japanese sales office. The lease for this space expired on October 31, 2004 and currently continues on a month to month basis. We believe that existing facilities are adequate for our needs.

ITEM 3. LEGAL PROCEEDINGS

We are a party to lawsuits in the normal course of our business. Litigation in general, and securities litigation in particular, can be expensive and disruptive to normal business operations. Moreover, the results of legal proceedings are difficult to predict. An unfavorable resolution of one or more of these lawsuits would materially adversely affect our business, results of operations, or financial condition. In addition, given our financial condition and that we do not have insurance to offset the cost of litigation, the costs of defending one or more of these lawsuits will likely adversely affect our financial condition. We cannot estimate the loss or range of loss that may be reasonably possible for any of the contingencies described and accordingly have not recorded any associated liabilities in our consolidated balance sheets. We accrue legal costs when incurred.

SEC Investigation

On or about November 9, 2004, the SEC requested that we voluntarily produce documents responsive to certain document requests in the investigation entitled *In the Matter of Tripath Technology, Inc.* On or about January 25, 2004, February 14, 2005, and February 16, 2005, the SEC made additional documents requests. The SEC generally has requested information concerning the facts and circumstances surrounding the Company's October 22, 2004 press release and related accounting matters. We have produced documents and is continuing to produce documents in response to the SEC's requests. We have cooperated with the SEC in its review of these matters.

On February 24, 2005, the SEC, pursuant to Section 20(a) of the Securities Act and Section 21(a) of the Exchange Act, issued a formal order of private investigation to determine whether there have been any violations of Section 17(a) of the Securities Act and Sections 10(b), 13(a), 13(b)(2)(A), 13(b)(2)(B) and 13(b)(5) of the Exchange Act and Rules 10b-5, 12b-20, 13a-13, 13a-14, 13b2-1 and 13b2-2 thereunder.

Federal Securities Class Actions

Beginning on November 4, 2004, plaintiffs filed four separate complaints purporting to be class actions in the United States District Court for the Northern District of California alleging that we and certain of our officers and/or directors violated Sections 10(b) and 20(a) of the Exchange Act. Plaintiffs purport to represent a putative class of shareholders who purchased or otherwise acquired Tripath securities between January 29, 2004 and October 22, 2004. The complaints contain varying allegations, including that we and the individual defendants made materially false and misleading statements with respect to our financial results and with respect to our business, prospects and operations in the our filings with the SEC, press releases and other disclosures. The complaints seek unspecified compensatory damages, attorneys' fees, expert witness fees, costs and such other relief as may be awarded by the Court.

On December 22, 2004, the Court entered a stipulation and order consolidating all of these complaints and ordering that the defendants need not respond to any of these complaints until after plaintiffs file a consolidated complaint. On January 4, 2005, plaintiffs filed motions for the appointment of lead plaintiff. The Court, by Order dated January 28, 2005, appointed Robert Poteet as the sole lead plaintiff and approved Milberg Weiss Bershad & Schulman LLP as lead counsel.

On July 11, 2005, the Company entered into a Stipulation and Settlement Agreement (the "Stipulation") which was filed with the Court on July 12, 2005. The settlement class consists of all persons who purchased the securities of Tripath between January 29, 2004 and June 13, 2005, inclusive. Under the terms of the Stipulation, the parties agreed that the class action will be dismissed in exchange for a payment of $200,000 in cash by Tripath and the issuance of 2.45 million shares of Tripath common stock which shall be exempt from registration pursuant to Section 3(a)(10) of the Securities Act of 1933. The Stipulation remains subject to the satisfaction of various conditions, including without limitation (1) final approval of the Stipulation by the Court, including a finding that the 2.45 million shares of Tripath common stock to be issued are exempt from registration pursuant to Section 3(a)(1) of the Securities Act of 1933 and (2) notification to members of the settlement class in the Class Action.

Derivative Shareholder Litigation

On December 7, 2004, plaintiff Mildred Lyon filed a purported derivative action in Santa Clara Superior Court against us and certain of our officers and/or directors. This complaint appears to be based upon the same facts and circumstances as the federal class actions and makes the following claims: violation of Section 25402 of the California Corporations Code, breach of fiduciary duty and misappropriation of information, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment. On this basis, the complaint seeks unspecified compensatory damages, treble damages under Section 25502.5(a) of the California Corporations Code, extraordinary equitable and/or injunctive relief, restitution and disgorgement, attorneys' fees, expert witness fees, costs, and such other relief as may be ordered by the Court.

On December 27, 2004, the Court entered a stipulation and order extending the time for us to respond to the complaint to February 23, 2005. On February 16, 2005, the Court entered an order further extending the time for us to respond to the complaint to March 25, 2005. On March 10, the court ordered that the individual defendants shall have through and including April 25, 2005 to file any motions to quash and/or dismiss for lack of personal jurisdiction, and that all defendants shall have thirty (30) days from the date the court issues a ruling on any motions to quash and/or dismiss for lack of personal jurisdiction to respond to the complaint, or in the event that no such motions are brought, extended the time for all defendants to respond to the complaint to April 25, 2005.

On April 4, 2005, the Court ordered that all deadlines shall be stayed for Defendants filing any motions to quash and/or dismiss for lack of personal jurisdictions, or otherwise respond to the Complaint, until such date as the parties mutually designate to the Court for the Court's approval. A Case Management Conference is scheduled for August 16, 2005 before the Court. The parties currently are engaged in settlement discussions.

Langley Securities Fraud Litigation

On or about June 2, 2005, plaintiff Langley Partners, L.P. ("Langley") filed a complaint in the United States District Court for the Southern District of New York alleging claims against the Company, Dr. Adya Tripathi, the Company's President and Chief Executive Officer, and David Eichler, the Company's former Chief Financial Officer. Langley alleges that it entered into a stock purchase agreement with Tripath on or about August 2, 2004 in which Langley purchased 1 million shares of Tripath common stock at a purchase price of $2.00 per share. Langley also alleges that it consented to the receipt of the Company's Prospectus dated August 2, 2004 and the accompanying Prospectus dated June 1, 2004 which specifically incorporated certain of the Company's filings with the SEC from March through July 2004. The complaint generally alleges that the Company and the individual defendants made materially false and misleading statements with respect to the Company's financial results and with respect to its business, prospects, internal accounting controls and design wins on Godzilla products in the Company's filings with the SEC, press releases and other documents. The complaint alleges claims against the Company and the individual defendants for violations of Sections 10(b) and 20(a) of the Exchange Act, fraud, breach of contract, unjust enrichment and money had and received, rescission and violations of Sections 11 and 15 of the Securities Act. On this basis, the complaint seeks unspecified compensatory damages and restitution in an amount in excess of $2 million, rescission of the purchase agreement and a return of $2 million, unspecified punitive damages, costs and such other relief as may be awarded by the Court.

On July 12, 2005, the Company served a motion to transfer this action from the Southern District of New York to the United States District Court for the Northern District of California on plaintiff. The Company filed this motion with the Court on July 20, 2005. This motion has not yet been fully briefed. A Pre-Trial Conference is scheduled before the Court on August 25, 2005. On June 29, 2005, the Court entered a stipulation and order extending the time for all defendants to respond to the complaint until August 2, 2005. The parties have agreed in principle to submit a further stipulation and proposed order to the Court extending the time for all defendants to respond to the complaint until 14 days after the Court's ruling on the motion to transfer or 40 days after all briefing on the motion to transfer is filed, whichever is earlier. The Company has not yet responded to the complaint.

Changes in and Disagreements with Accountants

As previously disclosed in our current report on Form 8-K dated October 18, 2004 and filed on October 22, 2004, in October 2004, our former independent registered public accountants, BDO Seidman LLP, or BDO, provided our Audit Committee with a letter citing what BDO asserted are two "material weaknesses" over our internal financial controls: one regarding the lack of effectiveness of our Audit Committee and the other regarding the lack of controls in place to estimate distributor returns in accordance with SFAS No. 48. Following discussions with our employees, representatives of BDO further orally advised us that BDO had concerns regarding the appropriate accounting for approximately $1.3 million of product that, upon our inquiries, one of our distributors, Macnica, reported had been returned to Macnica by Macnica's customers (the "Product Return"). In response to both the letter and the verbal comments, the Audit Committee instructed our then-Chief Financial Officer to investigate this matter and report the findings to the Audit Committee. As a result of the litigation matters referenced above, we retained outside litigation counsel to represent us in responding to the aforementioned complaints. In addition, the audit committee and the then-Chief Financial Officer directed litigation counsel to further conduct an internal investigation into the verbal concerns raised by BDO regarding the Product Return. Separately, the Audit Committee, with the assistance of our then-Chief Financial Officer investigated BDO's assertion regarding the lack of controls in place to estimate distributor returns.

The Audit Committee received an initial report from our litigation counsel on findings of the internal investigation on January 21, 2005 and requested additional investigation by litigation counsel. On January 25, 2005, litigation counsel made a supplemental report on the findings of the internal investigation to date. Following the presentation of such report, including discussion of the findings of the forensic accountant hired by the litigation counsel with the approval of the Audit Committee, the Audit Committee concluded that our Country Manager for the Japan Sales Office (who is no longer employed with us) agreed in an arrangement outside the formal paperwork of the transactions underlying the Product Return that Macnica could return the products back to us at Macnica's discretion.

The Audit Committee investigation and discussion included a review of our compliance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements, or SAB 104, as applied to the circumstances surrounding the Product Return. Under SAB 104, a requirement for revenue recognition is that all of the following criteria must be met: (1) there is persuasive evidence that an arrangement exists, (2) delivery of goods has occurred, (3) the sales price is fixed or determinable, and (4) collectibility is reasonably assured. In addition, pursuant to our revenue recognition policy, for sales to distributors, we defer recognition of revenue until such time that the distributor sells products to its customers based upon receipt of point-of-sales reports from the distributor. The internal investigation revealed that approximately $1.4 million of a sale of our product to Macnica did not meet the foregoing criteria because our former employee had agreed that Macnica could return the product at Macnica's discretion. This former employee had on this occasion agreed to a term of sale that was outside of our standard practices and was not referenced in the documentation related to the sale submitted to our finance department. Given the discovery of this arrangement for Macnica to return the product, the Audit Committee concluded on January 25, 2005 that we should restate certain financial information that was previously reported in our Form 10-Q for the quarter ended June 30, 2004 filed with the Securities and Exchange Commission on August 6, 2004 (the "Initial Restatement"). For more information regarding the Initial Restatement, please see Note 9 of Notes to Consolidated Financial

Statements included elsewhere in this Transition Report on Form 10-K/T/A. In addition, the Audit Committee approved certain changes to our internal control over financial reporting as an additional remedial action in response to the report of our litigation counsel and our forensic accountant and to the report by our Chief Financial Officer.

The Audit Committee directed that the internal investigation continue following reporting of the Initial Restatement. As a result of this further investigation, the Audit Committee concluded on May 5, 2005 that we should restate certain financial information (the "Additional Restatement") that was previously reported in our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2004, June 30, 2004 and December 31, 2004 as well as certain financial information for the quarter and transition period ended September 30, 2004 and that was previously reported in our Transition Report. The Additional Restatement was based on the Audit Committee's conclusion on such date that the Consolidated Balance Sheets as of March 31, 2004, June 30, 2004, September 30, 2004 and December 31, 2004 and the related Consolidated Statements of Operations for the three months ended March 31, 2004, the three and six months ended June 30, 2004, the nine month transition period ended September 30, 2004 and the three months ended December 31, 2004 should no longer be relied upon because of errors in such financial statements. For more information regarding the Additional Restatement, please see Note 9 of Notes to Consolidated Financial Statements included elsewhere in this Transition Report on Form 10-K/T/A. The Additional Restatement was originally described in our Current Report on Form 8-K dated May 5, 2005 and filed with the Securities and Exchange Commission on May 11, 2005.

Following receipt of a final report on the internal investigation, the Audit Committee determined that the internal investigation had been completed on June 15, 2005. The internal investigation revealed errors in the Company's financial statements for 2002 and 2003. Such errors included certain shipments between distributors rather than to end-customers which was not noted on applicable point-of-sales reports, inaccurate shipment dates on certain point-of-sales reports, and inaccurate quantities noted on certain point-of-sales reports. The Company reviewed these errors with reference to the guidelines set forth in SAB99. Based upon such review, the Company concluded that such errors were immaterial and thus would not result in a restatement of the 2002 or 2003 financial statements.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock has been quoted on the Nasdaq National Market and The Nasdaq SmallCap Market under the symbol "TRPH" since our initial public offering in August 2000. Prior to this time, there was no public market for our stock. The following table sets forth for the periods indicated the high and low sales prices per share of our common stock as reported on the Nasdaq National Market and The Nasdaq SmallCap Market.

	2004		2003	
	High	Low	High	Low
First Quarter	$8.65	$4.06	$0.31	$0.22
Second Quarter	$4.93	$2.04	$0.89	$0.17
Third Quarter	$3.29	$1.09	$5.01	$0.77
Fourth Quarter	(1)	(1)	$7.02	$3.20

(1) Since this Transition Report on Form 10-K/T covers the nine months ended September 30, 2004, no 2004 fourth quarter information is included.

We have not declared or paid any cash dividends on our capital stock since our inception. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. As of January 21, 2005 there were 262 holders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

ITEM 6. SELECTED FINANCIAL DATA

On November 14, 2004, Tripath's Board of Directors approved a change in Tripath's fiscal year end from December 31 to September 30, effective beginning September 30, 2004. All references in this Form 10-K/T to the period ended September 30, 2004 or to 2004 refer to the nine months ended September 30, 2004. The following selected historical information has been derived from the audited consolidated financial statements of Tripath. The financial information as of September 30, 2004 and December 31, 2003 and for the nine months ended September 30, 2004 and the year ended December 31, 2003 and 2002 are derived from, and are qualified by reference to, our audited consolidated financial statements and are included elsewhere in this Transition Report on Form 10-K/T. The financial information as of September 30, 2003 and for the nine months then ended is unaudited. The financial information as of December 31, 2002, 2001 and 2000 and for each of the two years in the period ended December 31, 2001 are derived from audited financial statements not included in this report. The following Selected Financial Data should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8, "Financial Statements and Supplementary Data" included elsewhere in this Transition Report on Form 10-K/T. The historical results are not necessarily indicative of the results of operations to be expected in the future. The interim statement of operations for the nine months ended September 30, 2003 is unaudited and, in the opinion of management, reflects all adjustments consisting of normal recurring adjustments necessary for a fair statement of the results of operations for the nine months ended September 30, 2003.

	Nine Months Ended September 30, 2004 Restated	Year Ended December 31,				Nine Months Ended September 30, 2003
		2003	2002	2001	2000	
	(In thousands, except per share amounts)					
Statement of Operations Data:						
Revenue	$ 9,169	$13,891	$ 16,227	$ 13,541	$ 9,300	$ 9,765
Cost of revenue	7,415	9,467	13,517	11,948	11,347	6,941
Provision for slow-moving, excess and obsolete inventory (1)	4,316	243	4,977	—	—	—
Gross profit (loss)	(2,562)	4,181	(2,267)	1,593	(2,047)	2,824
Operating expenses:						
Research and development	5,521	6,874	11,650	19,913	26,074	5,205
Selling, general and administrative	3,556	4,544	5,557	8,664	14,772	3,462
Restructuring and other charges (2)	—	—	—	684	—	—
Total operating expenses	9,077	11,418	17,207	29,261	40,846	8,667
Loss from operations	(11,639)	(7,237)	(19,474)	(27,668)	(42,893)	(5,843)
Interest and other income (expense), net	(26)	22	160	687	1,626	14
Net loss	(11,665)	(7,215)	(19,314)	(26,981)	(41,267)	(5,829)
Accretion on preferred stock (3)	—	—	(14,952)	—	—	—
Net loss applicable to common stockholders	$(11,665)	$ (7,215)	$(34,266)	$(26,981)	$(41,267)	$ (5,829)
Basic and diluted net loss per share	$ (0.25)	$ (0.17)	$ (0.88)	$ (1.00)	$ (2.34)	$ (0.14)
Number of shares used to compute basic and diluted net loss per share	46,541	41,993	38,823	27,009	17,625	41,677

	September 30, 2004 Restated	December 31,				September 30, 2003
		2003	2002	2001	2000	
Balance Sheet Data:						
Cash, cash equivalents, short-term investments and restricted cash	$ 7,339	$ 9,612	$ 10,598	$ 5,097	$ 36,515	$ 9,088
Working capital	6,832	11,157	13,711	12,854	36,160	10,997
Total assets	14,306	19,468	20,685	22,160	47,111	16,969
Long term obligations, net of current portion	571	1,215	933	262	—	1,157
Total stockholders' equity	8,058	11,920	15,436	15,347	40,088	11,590

(1) During the year ended December 31, 2002 we recorded a provision for slow-moving, excess and obsolete inventory of approximately $5.0 million. The inventory charge related to excess inventory for our TA2022 product based on a decline in forecasted sales for this product. During the year ended December 31, 2003 we recorded a provision for slow-moving, excess and obsolete inventory of approximately $243,000. The inventory charge related to excess inventory for our TA2022 product based on a decline in forecasted sales for this product. During the nine months ended September 30, 2004 we recorded a provision for slow-moving, excess and obsolete inventory of approximately $4.3 million. The inventory charge related to slow-moving and excess inventory for our TA1101B, TA3020, TA2041, TA2022 and leaded TA2024 products, the TK2350, TK2051, TK2150, TK2050 and TK2052 chipsets, and Kauai 2BB and U461 die based on a decline in forecasted sales for these parts.

(2) On August 3, 2001 we announced a restructuring and cost reduction plan which included a workforce reduction and write down of assets no longer used. As a result of the restructuring and cost reduction plan, we recorded restructuring and other charges of $684,000 during the quarter ended September 30, 2001.

(3) On January 24, 2002, we completed a financing in which we raised $21 million in gross proceeds through a private placement of non-voting Series A Preferred Stock and warrants, at $30 per unit to a group of investors, which was convertible into 13,999,000 shares of common stock and warrants to purchase 3,303,760 shares of common stock. Each share of Series A Preferred Stock was convertible into 20 shares of Common Stock (or an effective Common Stock price of $1.50 per share). As a result of the favorable conversion price of the shares and related warrants at the date of issuance, we recorded accretion of approximately $15 million relating to the beneficial conversion feature representing the difference between the accounting conversion price and the fair value of the common stock on the date of the transaction, after valuing the warrants issued in connection with the financing transaction.

No dividends have been paid or declared since our inception.

Restatement of Financial Statements Previously included in our Form 10-Qs for the Quarters Ended March 31, 2004, June 30, 2004 and December 31, 2004 and in our Transition Report on Form 10-K/T for the nine months ended September 30, 2004.

Following the receipt of the report of our litigation counsel, including discussion of the findings of the forensic accountant hired by our litigation counsel and approved by our Audit Committee on January 25, 2005, the Audit Committee determined to restate the financial statements previously included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 (the "Initial Restatement") as such financial statements included errors and should no longer be relied upon.

Following further investigation, our Audit Committee concluded on May 5, 2005 that we should restate the financial statements (the "Additional Restatement") that were previously included in our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2004, June 30, 2004 and December 31, 2004 as well as the financial statements for the quarter and transition period ended September 30, 2004 previously included in our Transition Report on Form 10-K/T as such financial statements included errors and should no longer be relied upon.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with the "Selected Financial Data" and the financial statements and notes thereto included in this Transition Report on Form 10-K/T. Historical operating results are not necessarily indicative of results that may occur in future periods. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those presented under "Risk Factors" and elsewhere in this Transition Report on Form 10-K/T. We undertake no obligation to update any forward-looking statement to reflect events after the date of this report.

Overview

We design and sell digital amplifiers based on our proprietary Digital Power Processing (DPP®) technology. We currently supply amplifiers for audio electronics applications, as well as amplifiers for DSL applications. We were incorporated in July 1995, began shipping products in the first quarter of 1998 and became a public reporting company in August 2000. We incurred net losses of approximately $11.6 million in 2004, $7.2 million in 2003, and $19.3 million in 2002 (before charge for beneficial conversion of $14.9 million). We expect to continue to incur net losses in 2005, and possibly beyond. On November 14, 2004 we changed our fiscal year-end from December 31 to September 30, effective as of September 30, 2004.

We sell our products to original equipment manufacturers and distributors. We recognize revenue from product sales upon shipment to original equipment manufacturers, net of sales returns and allowances. Our sales to distributors are made under arrangements allowing for returns or credits under certain circumstances and we defer recognition on sales to distributors until products are resold by the distributor to the end user. All of our sales are made in United States ("U.S.") dollars.

As a "fabless" semiconductor company, we contract with third party semiconductor fabricators to manufacture the silicon wafers based on our integrated circuit ("IC") designs. Each wafer contains numerous die, which are cut from the wafer to create a chip for an IC. We also contract with third party assembly and test houses to assemble and package our die and conduct final product testing.

Cost of revenue includes the cost of purchasing finished silicon wafers and die manufactured by independent foundries, costs associated with assembly and final product testing, as well as salaries and overhead costs associated with employees engaged in activities related to manufacturing. Research and development expense consists primarily of salaries and related overhead costs associated with employees engaged in research, design and development activities, as well as the cost of wafers and other materials and related services used in the development process. Selling, general and administrative expense consists primarily of employee compensation and related overhead expenses and advertising and marketing expenses.

Stock-based compensation expense relates both to stock-based employee and consultant compensation arrangements. Employee-related stock-based compensation expense is based on the difference between the estimated fair value of our common stock on the date of grant and the exercise price of options to purchase that stock and is being recognized on an accelerated basis over the vesting periods of the related options, usually four years, or in the case of fully vested options, in the period of grant. Future compensation charges will be reduced if any employee or consultant terminates employment or consultation prior to the expiration of the option vesting period.

Restatement

As originally described in our Current Report on Form 8-K dated October 18, 2004 and filed with the Securities and Exchange Commission on October 22, 2004 (the "Prior 8-K"), our Audit Committee initiated an internal investigation regarding certain purported product returns (the "Product Returns") to one of our distributors, Macnica Japan ("Macnica"), by its customers. The Audit Committee investigation and discussion included a review of our compliance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements" ("SAB 104") as applied to the circumstances surrounding the Product Returns. Under SAB 104, a requirement for revenue recognition is that all of the following criteria must be met: (1) there is persuasive evidence that an arrangement exists, (2) delivery of goods has occurred, (3) the sales price is fixed or determinable, and (4) collectibility is reasonably assured. In accordance with SAB 104, our revenue recognition policy, for sales to distributors, requires that we defer recognition of revenue until such time that the distributor sells products to its customers based upon receipt of point-of-sales reports from the distributor. As of the Audit Committee's determination on January 25, 2005, the internal investigation revealed that approximately $1.4 million of a sale of our product to Macnica did not meet the foregoing criteria because our Country Manager for the Japan Sales Office (who is no longer employed by us) had agreed that Macnica could return the product to us at Macnica's discretion. The Audit Committee determined that this former employee had agreed to a term of sale that was outside of our standard practices and was not referenced in the documentation related to the sale submitted to our finance department. Given the discovery of this arrangement for Macnica to return the product, our Audit Committee concluded that we should restate certain financial information that was previously reported in our Form 10-Q for the quarter ended June 30, 2004, filed with the Securities and Exchange Commission on August 6, 2004 (the "June 2004 Form 10-Q") to properly reflect our revenue and related financial information for the referenced periods (the "Initial Restatement"). Accordingly, we advised in the Prior 8-K that the Consolidated Statement of Operations for the three months and six months ended June 30, 2004 and the Consolidated Balance Sheet as of June 30, 2004 included in the June 2004 Form 10-Q should no longer be relied upon because of errors in such financial statements. The financial impact of the Initial Restatement was reflected in our original filing of this Transition Report on Form 10-K/T.

The Audit Committee directed that the internal investigation continue following reporting of the Initial Restatement. As a result of this further investigation, on May 5, 2005 the Audit Committee determined that additional sale transactions with Macnica, as well as with an additional distributor of the Company, Uniquest, did not meet the our revenue recognition criteria and the requirements of SAB 104. In certain circumstances, the same former employee of the Company had agreed that Macnica could return the referenced product at Macnica's discretion. This former employee had on these occasions agreed to a term of sale that was outside of our standard practices and was not referenced in the documentation related to the sale submitted to our finance department. In addition, the Audit Committee determined that, in certain other circumstances, Macnica had shipped product not to end customers but to other distributors and we had relied on point-of-sales reports submitted to us by Macnica that indicated the referenced product had been shipped to an end customer of Macnica when such product had only been shipped to other distributors. Recognition of revenue on sales between distributors instead of to the end customers is not permitted under our revenue recognition policies. Further, the Audit Committee determined that certain sales transactions with Uniquest did not meet our revenue recognition criteria and the requirements of SAB 104 because in certain circumstances, employees of Uniquest had incorrectly reported to us the date of shipments to end customers.

As a result, the Audit Committee concluded on May 5, 2005 that we should restate certain financial information (the "Additional Restatement") that was previously reported in our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2004, June 30, 2004 and December 31, 2004 as well as certain financial information for the quarter and transition period ended September 30, 2004 that was previously reported in our Transition Report. The Additional Restatement was based on the Audit Committee's conclusion on such date that the Consolidated Balance Sheets as of March 31, 2004, June 30, 2004, September 30, 2004 and December 31, 2004 and the related Consolidated Statements of Operations for the three months ended March 31, 2004, the three and six months ended June 30, 2004, the nine month transition period ended September 30, 2004 and the three months ended December 31, 2004 should no longer be relied upon because of errors in such financial statements. The Additional Restatement was originally described in our Current Report on Form 8-K dated May 5, 2005 and filed with the Securities and Exchange Commission on May 11, 2005.

Following receipt of a final report on the internal investigation, the Audit Committee determined that the internal investigation had been completed on June 15, 2005. The internal investigation revealed errors in the Company's financial statements for 2002 and 2003. Such errors included certain shipments between distributors rather than to end-customers which was not noted on applicable point-of-sales reports, inaccurate shipment dates on certain point-of-sales reports, and inaccurate quantities noted on certain point-of-sales reports. The Company reviewed these errors with reference to the guidelines set forth in SAB99. Based upon such review, the Company concluded that such errors were immaterial and thus would not result in a restatement of the 2002 or 2003 financial statements.

Critical Accounting Policies

Use of Estimates: Management's discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to product returns, warranty obligations, bad debts, inventory direct costing and valuation, accruals, valuation of stock options and warrants, income taxes (including the valuation allowance for deferred taxes) and restructuring costs. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from the other sources. Actual results may materially differ from these estimates under different assumptions or conditions. Material differences may occur in our results of operations for any period if we made different judgments or utilized different estimates.

Revenue Recognition: We recognize revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 ("SAB 104"), "Revenue Recognition in Financial Statements". We recognize revenue when all of the following criteria are met: 1) there is persuasive evidence that an arrangement exists, 2) delivery of goods has occurred, 3) the sales price is fixed or determinable, and 4) collectibility is reasonably assured. The following policies apply to our major categories of revenue transactions. *Sales to OEM Customers:* Under our standard terms and conditions of sale, title and risk of loss transfer to the customer at the time product is delivered to the customer, FOB shipping point, and revenue is recognized accordingly. We accrue the estimated cost of post-sale obligations, including product warranties or returns, based on historical experience. We have experienced minimal warranty or other returns to date.

Sales to Distributors: Sales to distributors are made under arrangements allowing limited rights of return, generally under product warranty provisions, stock rotation rights and price protection on products unsold by the distributor. In addition, the distributor may request special pricing and allowances which may be granted subject to our approval. As a result of these return rights and potential pricing adjustments, we generally defer recognition of revenue until such time that the distributor sells product to its customer based upon receipt of point-of-sale reports from the distributor.

Allowance for Doubtful Accounts: We provide an allowance for doubtful accounts to ensure trade receivables are not overstated due to uncollectibility. The collectibility of our receivables is evaluated based on a variety of factors, including the length of time receivables are past due, customers' indication of willingness to pay, significant one-time events and historical experience. An additional reserve for individual accounts is recorded when we become aware of a customer's inability to meet its financial obligations, such as in the case of bankruptcy filings or substantial deterioration in the customer's operating results or financial position. If circumstances related to our customers change, estimates of the recoverability of receivables would be further adjusted.

Inventories: Inventories are stated at the lower of cost or market. This policy requires us to make estimates regarding the market value of our inventory, including an assessment of excess or obsolete inventory. We determine excess and obsolete inventory based on an estimate of the future demand and estimated selling prices for our products within a specified time horizon, generally 12 months. The estimates we use for expected demand are also used for near-term capacity planning and inventory purchasing and are consistent with our revenue forecasts. In addition to current inventory of $3.9 million, we have inventory purchase commitments of approximately $0.9 million. Our inventory and purchase commitments are based on expected demand and not necessarily built for firm purchase commitments for our customers. Because of the required delivery lead time, we need to carry a high level of inventory in comparison to past sales. Actual demand and market conditions may be different from those projected by our management. If our unit demand forecast is less than our current inventory levels and purchase commitments, during the specified time horizon, or if the estimated selling price is less than our inventory value, we will be required to take additional excess inventory charges or write-downs to net realizable value which will decrease our gross margin and net operating results in the future. During the quarter ended March 31, 2002, we recorded a provision for excess inventory of approximately $5 million related to excess inventory for our TA2022 product as a result of a decrease in forecasted sales for this product. In 2004, we increased the inventory reserves from $4.9 million to $9.2 million to account for slow moving, excess, and obsolete inventory.

Change in Year End: On November 14, 2004, our Board of Directors approved a change in our fiscal year end from December 31 to September 30, effective as of September 30, 2004.

Results of Operations

Nine Months Ended September 30, 2004, and 2003 (unaudited) and Years Ended December 2003, and 2002

Revenue. Revenues for the nine month transition period ended September 30, 2004 were $9.4 million, a decrease of $4.5 million or 32% from revenues of $13.9 million for the twelve months ended December 31, 2003. Revenues for the nine months ended September 30, 2003 were $9.8 million. In addition to the decrease in revenue attributable to the shorter fiscal period, the decrease in revenues for the nine months ended September 30, 2004 as compared to the twelve months ended December 31, 2003 was primarily due to decreases in sales of our TA1101, TA2024 and TA2020, partially offset by increases in sales of our TLD4012 product reflecting increased sales of DSL line drivers. Revenues for the nine months ended September 30, 2004 are stated net of a $1.3 million sales return. Revenues for fiscal year 2003 decreased by $2.3 million or 14% from revenues of $16.2 million for fiscal year 2002. The decrease in revenues was primarily due to decreases in sales of our TA2022, TA3020 and TK2050 products, reflecting lower sales of low margin home theater products in the China market and decreased demand from Apple Computer, partially offset by increases in sales of our TLD4012 and TA2024 products reflecting increased sales of DSL line drivers and digital audio amplifier products in the flat panel TV and gaming vertical markets.

Our top five end customers accounted for 65% of revenue in 2004 versus 68% and 67% in 2003 and 2002 respectively. Our primary customers in 2004 were Kyoshin Technosonic Co., Ltd. (KTS), Alcatel and Samsung representing 28%, 19% and 9% of revenue, respectively. In 2003, our primary customers were KTS, Samsung, and Apple representing 24%, 18% and 15% of revenue, respectively. Apple and Apex Digital Inc. were our top two customers in 2002, representing 31% and 19% of revenue, respectively. One of our distributors, Macnica, Inc. and its affiliates, accounted for 69%, 41% and 10% of total revenues for the nine months ended September 30, 2004, and the years ended December 31, 2003 and December 31, 2002, respectively.

Gross Profit (Loss). Gross loss for the nine months ended September 30, 2004 was $2.6 million compared to a gross profit of $4.2 million for fiscal year 2003 and a gross loss of $2.3 million for fiscal year 2002. Gross profit for the nine months ended September 30, 2003 was $2.8 million. The gross loss for the nine months ended September 30, 2004 was primarily due to a net increase of $4.3 million in inventory reserves for slow moving, excess and obsolete inventory. The gross loss for fiscal year 2002 was primarily due to a reserve of $5.0 million for excess inventory during the first quarter of 2002. The inventory charge, related to excess inventory for our TA2022 product, was based on a decline in forecasted sales for this product. As yet, we have been unable to sell this product.

Research and Development. Research and development (R&D) expenses for the nine months ended September 30, 2004 were $5.5 million, a decrease of $1.4 million or 20% from R&D expenses of $6.9 million for fiscal year 2003. Research and development expenses for the nine months ended September 30, 2003 were $5.2 million. The increase in R&D expenses for the corresponding nine-month periods was due to an increase in personnel costs as a result of increased headcount and an increase in product development expenses. The decrease in R&D expenses from $11.7 million in fiscal year 2002 to $6.9 million in fiscal year 2003 was due to lower personnel related costs, lower product development costs, and lower rent and insurance expenses. We anticipate that our R&D expenses will increase in fiscal 2005.

Selling, General and Administrative Expenses. Selling, general and administrative (S,G&A) expenses for the nine months ended September 30, 2004 were $3.6 million, a decrease of $0.9 million or 20% from S,G&A expenses of $4.5 million in fiscal year 2003. Selling, general and administrative expenses for the nine months ended September 30, 2003 were $3.5 million. The increase in S,G&A expenses for the corresponding nine-month periods was primarily due to a slight increase in headcount and related costs. S,G&A expenses decreased from $5.6 million in fiscal year 2002 to $4.5 million in fiscal year 2003. The decrease in S,G&A expenses was primarily due to decreased headcount and related costs and lower expenses related to rent, insurance and bad debts. We anticipate that our S,G&A expenses will increase in fiscal 2005, including expenses for legal and financial compliance costs related to the Sarbanes-Oxley Act of 2002, ongoing litigation costs and increased insurance costs as a result of obtaining a new Directors and Officers Liability Insurance policy.

Interest and Other Income (Expense), net. Net interest expense for 2004 was $26,000, compared with net interest income of $22,000 for 2003 and net interest income of $160,000 for 2002. This change from interest income to interest expense is a result of additional leases and the decrease in our average cash balances.

Accretion on Preferred Stock. Accretion on Preferred Stock for 2002 was $14,952,000. The accretion was due to the financing transaction that was completed in January 2002, in which we raised $21 million in gross proceeds through a private placement of non-voting Series A Preferred Stock and warrants. The accretion related to the beneficial conversion feature represents the difference between the accounting conversion price and the fair value of the common stock on the date of the transaction, after valuing the warrants issued in connection with the financing transaction.

Income Taxes. We have incurred no income tax expense to date. As of September 30, 2004, we had available federal net operating loss carryforwards of approximately $115 million and state net operating loss carryforwards of approximately $35 million. We also had research and development tax credit carryforwards of approximately $5 million for federal and state purposes. The net operating loss and credit carryforwards will expire at various times through 2025. As of September 30, 2004, we had deferred tax assets of approximately $51 million which consisted primarily of net operating loss carryforwards, research and development tax credit carryforwards and nondeductible reserves and accruals. We have recorded a full valuation allowance against these deferred tax assets. Deferred tax assets will be recognized in future periods only as any taxable income is realized and consistent profits are reported.

Liquidity and Capital Resources

Since our inception, we have financed our operations through the private sale of our equity securities, primarily the sale of preferred stock, through our initial public offering on August 1, 2000, through a private placement in January 2002 and a financing in August 2004. The January 2002 private placement included warrants whereas no warrants were issued in connection with the August 2004 financing. Net proceeds to us as a result of our initial public offering, our 2002 private placement and our 2004 financing were approximately $45.4 million, $19.9 million and $5.0 million respectively. In addition we received $5.4 million from the exercise of warrants issued in connection with the 2002 private placement.

Net cash used in operating activities increased by $4.9 million from $4.1 million for the year ended December 31, 2003 to $9.0 million for the nine months ended September 30, 2004. The increase was mainly due to an increase in the net loss of $4.4 million, and a decrease in accounts payable of $1.2 million, partially offset by an increase in the provision for excess inventory of $4.3 million. Net cash used for operating activities during the year ended December 31, 2002 was $13.0 million, the majority of which was attributable to the net loss of $19.3 million, partially offset by a provision of $5 million for excess inventory.

Cash used in investing activities was $707,000 for the nine months ended September 30, 2004 compared with $487,000 for the year ended December 31, 2003. The change was primarily due to an increase in purchase of property and equipment. In 2002 our investing activities used cash in the amount of $201,000.

Cash provided by financing activities increased by $4.0 million from $3.4 million for the year ended December 31, 2003 to $7.4 million for the nine months ended September 30, 2004. The higher amount of cash provided by financing activities in 2004 was primarily due to the proceeds of $5 million received from the August 2004 financing. In 2002, our financing activities provided cash in the amount of $19.4 million, the majority of which was derived from a private placement completed in January 2002 which raised gross proceeds of $21 million.

On July 12, 2002, we entered into a credit agreement with a financial institution that provided for a one-year revolving credit facility in an amount of up to $10 million, subject to certain restrictions in the borrowing base based on eligibility of receivables. The credit agreement expired on June 30, 2003 and was not renewed.

The credit agreement was used to issue stand-by letters of credit totaling $1.7 million to collateralize our obligations to a third party for the purchase of inventory and to provide a security deposit for the lease of new office space. Upon the expiration of the credit agreement on June 30, 2003, we entered into a Pledge and Security Agreement to provide a security interest in a money market account in the amount of $0.7 million for the standby letters of credit. In March 2004 we canceled the standby letters of credit and then reissued them using a different financial institution, entering into a Security Agreement to collateralize the standby letters of credit which totaled $0.7 million at September 30, 2004.

During the year ended December 31, 2003, warrants issued in connection with the 2002 private placement were exercised which resulted in the issuance of 1,896,226 shares of our common stock with proceeds totaling approximately $3.1 million. The warrants issued to the placement agent were exercised on a cashless net issuance basis resulting in 300,438 shares of our common stock being issued to the placement agent.

The warrant agreement contained a provision for the mandatory exercise of the warrants if our common stock traded at $5.85 or higher for 20 out of 30 trading days. At the close of business on January 2, 2004 our common stock had traded at $5.85 or higher for 20 consecutive days and we were able to invoke the provision for the mandatory exercise of all outstanding warrants issued in connection with the January 2002 financing. All outstanding warrants were exercised in January 2004 resulting in the issuance of an additional 1.2 million shares of common stock. We received proceeds of approximately $2.3 million from the exercise of these warrants in January 2004.

In August 2004, we completed a financing in which we raised gross proceeds of $5 million through financing of 2,500,000 shares of common stock at a price of $2.00 per share.

Our total commitments on our operating and capital leases and inventory purchases as of September 30, 2004, were as follows (in thousands):

Year Ending September 30,	Operating Leases	Capital Leases	Inventory Purchase Commitments (1)	Totals
2005	$1,154	$ 720	$1,782	$3,656
2006	1,036	86	—	1,122
2007	536	21	—	557
2008	—	—	—	—
2009 and beyond	—	—	—	—
	$2,726	827	$1,782	$5,335
Less: amount representing interest		(63)		
Present value of minimum lease payments		764		
Less: current portion of capital lease obligations		(664)		
Long-term capital lease obligations		$ 100		

(1) These purchase orders may only be cancelled if the foundry has not yet started production of the wafers to which the open purchase orders relate.

We expect our future liquidity and capital requirements will fluctuate depending on numerous factors including: market acceptance and demand for current and future products, the timing of new product introductions and enhancements to existing products, the success of on-going efforts to reduce our manufacturing costs as well as operating expenses and need for working capital for such items as inventory and accounts receivable.

We have incurred substantial losses and have experienced negative cash flow since inception and have an accumulated deficit of $191.2 million at September 30, 2004. Beginning in August 2001, we instituted programs to reduce expenses including reducing headcount from 144 employees at the end of July 2001 to 56 employees at the end of December 2003 and reducing employees salaries by 10%. In September 2002 we relocated our headquarters which reduced rent expense and canceled our directors and officers liability insurance policy which reduced insurance expense. These actions resulted in significant cost savings in 2003. We reduced our cash used in operating activities from approximately $13 million in 2002 to approximately $4 million in 2003. However, for the nine month transition period ended September 30, 2004, cash used in operating activities increased to $9.1 million.

We, as well as certain of our directors and current and former officers have been named as defendants in certain legal proceedings described in this Transition Report on Form 10-K/T (see Item 3 "Legal Proceedings). We do not have third party insurance coverage for either the costs of defending these legal proceedings, including the costs of possible indemnification claims by the individual named defendants, or any potential settlement payments. The costs of defending or settling these legal proceedings will likely be significant. At this time we are not able to accurately estimate the costs of the defense or of a potential settlement, as the defendants were just served, but we believe that these costs will have a material adverse effect on our cash balances and will be another factor requiring the Company to raise additional funds.

During the nine months ended September 30, 2004, warrants were exercised which resulted in us receiving proceeds totaling approximately $2.3 million. In addition, in August 2004 we raised gross proceeds of $5 million through a financing. At September 30, 2004, we had working capital of $6.9 million, including unrestricted cash of $6.6 million.

We will need to raise additional funds to finance our activities through public or private equity or debt financings, the formation of strategic partnerships or alliances with other companies or through bank borrowings with existing or new banks. We may not be able to obtain additional funds on terms that would be favorable to our stockholders and us, or at all. In such instance, we will take measures to reduce our operating expenses, such as reducing headcount or canceling selected research and development projects. Without sufficient capital to fund our operations, we will no longer be able to continue as a going concern. We believe, based on our current cash balance as well as our ability to implement the aforementioned measures, if needed, that we will have liquidity sufficient to meet our operating, working capital and financing needs for the next twelve months and perhaps beyond. Our long-term prospects are dependent upon obtaining sufficient financing as needed to fund current working capital needs and future growth, and ultimately on achieving profitability.

We will need to raise additional funds to finance our activities through public or private equity or debt financings, the formation of strategic partnerships or alliances with other companies or through bank borrowings with existing or new banks. We may not be able to obtain additional funds on terms that would be favorable to our stockholders and us, or at all. In such instance, we will take measures to reduce our operating expenses, such as reducing headcount or canceling selected research and development projects. Without sufficient capital to fund our operations, we will no longer be able to continue as a going concern. We believe, based on our current cash balance as well as our ability to implement the aforementioned measures, if needed, that we will have liquidity sufficient to meet our operating, working capital and financing needs for the next twelve months and perhaps beyond. Our long-term prospects are dependent upon obtaining sufficient financing as needed to fund current working capital needs and future growth, and ultimately on achieving profitability.

Recent Accounting Pronouncements

In December 2003, the SEC issued Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104"), which codifies, revises and rescinds certain sections of SAB No. 101, Revenue Recognition, in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB 104 did not have a material effect on our consolidated financial statements.

In December 2003, the Financial Accounting Standards Board ("FASB") revised FASB Interpretation No. 46 ("FIN46 (R)"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 (R) requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from the other parties. FIN 46 (R) is effective for all new variable interest entities created or acquired after December 31, 2003. The adoption of this standard did not have a material impact on our consolidated financial statements, as we have no interest in any variable interest entities.

In December 2003, the FASB revised SFAS No. 132 (SFAS 132 (R)"). SFAS 132 (R), "Employers' Disclosure about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No 87, 88 and 106", requires additional disclosures to those in the original SFAS 132 about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit post retirement plans. SFAS 132 (R) is effective for financial statements with fiscal years ending after December 15, 2003. The adoption of this standard did not have a material impact on our consolidated financial statements, as we do not offer pension or other postretirement benefits.

In March 2004, the Emerging Issues Task Force (EITF) issued EITF 03-1 "The Meaning of Other-Than-Temporary Impairment and its Application to certain Investments" ("EITF 03-1"). EITF03-1 provides guidance for evaluating whether an investment is other-than-temporarily impaired. The disclosure guidance was effective for other-than-temporary impairment evaluations made in reporting periods beginning after June 15, 2004 whereas the recognition and measurement guidance has been deferred. The guidance provided by EITF 03-1 did not have a material impact on our consolidated financial statements, as we do not have any investments that are other-than-temporarily impaired.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—an amendment of ARB No. 43, Chapter 4." ("SFAS 151"). SFAS 151 amends ARB 43, Chapter 4 to clarify that "abnormal" amounts of idle freight, handling costs and spoilage should be recognized as current period charges. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not anticipate that the adoption of this standard will have a material impact on our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 152 "Accounting for Real Estate Time-Sharing Transactions—an amendment of FASB statements No. 66 and 67" ("SFAS 152"). SFAS 152 amends SFAS 66 and 67 to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions. SFAS 152 is effective for financial statement for fiscal years beginning after June 15, 2005. We do not anticipate that the adoption of this standard will have a material impact on our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153 "Exchanges of Non-monetary Assets—an amendment of APB opinion No. 29" ("SFAS 153"). SFAS 153 clarifies that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged, with a general exception for exchanges that have no commercial substance. SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not anticipate that the adoption of this standard will have a material impact on our consolidated financial statements.

In December 2004, the FASB revised SFAS No. 123 (SFAS 123 (R)"). SFAS 123 (R), "Share-Based Payment", requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Pro forma disclosure is no longer an alternative to financial statement recognition. SFAS 123 (R) is effective for periods beginning after June 15, 2005, which means beginning on October 1, 2005 for us. We are still evaluating the transition provisions allowed by SFAS 123 (R).

Risk Factors

Set forth below and elsewhere in this Transition Report and in the other documents we file with the Securities and Exchange Commission are risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward looking statements contained in this Transition Report. Prospective and existing investors are strongly urged to carefully consider the various cautionary statements and risks set forth in this Transition Report and our other public filings.

We need to raise additional capital to continue to grow our business, which may not be available to us.

We incurred net losses of approximately $11.7 million for the nine months ended September 30, 2004, $7.2 million for the twelve months ended December 31, 2003 and $19.3 million (before accretion on preferred stock of $14.9 million) for the twelve months ended December 31, 2002. Because we have had losses, we have funded our operating activities to date from the sale of securities, including our most recent financings in August 2004 and January 2002 as well as from the proceeds from the related exercise of warrants issued in connection with the 2002 financing. However, to grow our business significantly and to fund additional losses, we will need additional capital. We cannot be certain that any such financing will be available on acceptable terms, or at all. Moreover, additional equity financing, if available, would likely be dilutive to the holders of our common stock, and debt financing, if available, would likely involve restrictive covenants. If we cannot raise sufficient additional capital, it would adversely affect our ability to achieve our business objectives and to continue as a going concern.

We have a history of losses and may never achieve or sustain profitability.

As of September 30, 2004, we had an accumulated deficit of $191.2 million. We incurred net losses of approximately $11.7 million for the nine months ended September 30, 2004, $7.2 million for the twelve months ended December 31, 2003 and $19.3 million (before accretion on preferred stock of $14.9 million) for the twelve months ended December 31, 2002. We may continue to incur net losses and these losses may be substantial. Furthermore, we may continue to generate significant negative cash flow in the future. We will need to generate substantially higher revenue to achieve and sustain profitability and positive cash flow. Our ability to generate future revenue and achieve profitability will depend on a number of factors, many of which are described throughout this section. If we are unable to achieve or maintain profitability, we will be unable to build a sustainable business. In this event, our share price and the value of your investment would likely decline and we might be unable to continue as a going concern.

Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors, which may cause our share price to decline.

Our quarterly operating results have fluctuated significantly in the past and are likely to continue to do so in the future. The many factors that could cause our quarterly results to fluctuate include, in part:

- level of sales and recognition of revenue;
- mix of high and low margin products;
- availability and pricing of wafers;
- timing of introducing new products, including, but not limited to, the introduction of new products based on the lower cost "Godzilla" architecture, lower cost versions of existing products, fluctuations in manufacturing yields and other problems or delays in the fabrication, assembly, testing or delivery of products;
- rate of development of target markets; and
- increases in inventory reserves associated with slow moving, excess or obsolete inventory.

A large portion of our operating expenses, including salaries, rent and capital lease expenses, are fixed. If we experience a shortfall in revenues relative to our expenses, we may be unable to reduce our expenses quickly enough to offset the reduction in revenues during that accounting period, which would adversely affect our operating results. Fluctuations in our operating results may also result in fluctuations in our common stock price. If the market price of our stock is adversely affected, we may experience difficulty in raising capital or making acquisitions. In addition, we may become the object of securities class action litigation, which occurred in late 2004. As a result, we do not believe that period-to-period comparisons of our revenues and operating results are necessarily meaningful. One should not rely on the results of any one quarter as an indication of future performance.

Our stock price may be subject to significant volatility.

The stock prices for many technology companies have recently experienced large fluctuations, which may or may not be directly related to the operating performance of the specific companies. For example, during the calendar year 2004, our Common Stock had closing sales prices on Nasdaq as low as $0.77 and as high as $8.20 per share. Broad market fluctuations as well as general economic conditions may cause our stock price to decline. We believe that fluctuations of our stock price may continue to be caused by a variety of factors, including:

- announcements of developments related to our business;
- fluctuations in our financial results;
- general conditions in the stock market or around the world, terrorism or developments in the semiconductor and capital equipment industry and the general economy;
- sales or purchases of our common stock in the marketplace;

- announcements of our technological innovations or new products or enhancements or those of our competitors;
- developments in patents or other intellectual property rights;
- developments in our relationships with customers and suppliers;
- a shortfall or changes in revenue, gross margins or earnings or other financial results from analysts' expectations or an outbreak of hostilities or natural disasters; or
- acquisition or merger activity and the success in implementing such acquisitions.

Our product shipment patterns make it difficult to predict our quarterly revenues.

As is common in our industry, we frequently ship more products in the third month of each quarter than in either of the first two months of the quarter, and shipments in the third month are higher at the end of that month. We believe this pattern is likely to continue. The concentration of sales in the last month of the quarter may cause our quarterly results of operations to be more difficult to predict. Moreover, if sufficient business does not materialize or a disruption in our production or shipping occurs near the end of a quarter, our revenues for that quarter could be materially reduced.

Our customers may cancel or defer product orders, which could result in excess inventory.

Our sales are generally made pursuant to individual purchase orders that may be canceled or deferred by customers on short notice without significant penalty. Thus, orders in backlog may not result in future revenue. In the past, we have had cancellations and deferrals by customers. Any cancellation or deferral of product orders could result in us holding excess inventory, or result in obsolete inventory over time, which could seriously harm our profit margins and restrict our ability to fund our operations. For example, during the quarter ended September 30, 2004, we recorded a provision for slow moving, excess and obsolete inventory of approximately $4.3 million. Our inventory and purchase commitments are based on expected demand and not necessarily built for firm purchase commitments for our customers. Because of the required delivery lead time, we need to carry a high level of inventory in comparison to past sales. We recognize revenue upon shipment of products to the end customer, and, in the case of distributor sales, based upon receipt of point-of-sales report from the distributor. Although we have not experienced customer refusals to accept shipped products or material difficulties in collecting accounts receivable, such refusals or collection difficulties are possible and could result in significant charges against income, which could seriously harm our revenues and our cash flow.

We rely on a small number of customers and sales by distributors for most of our revenue and a decrease in revenue from these customers could seriously harm our business.

A relatively small number of customers have accounted for most of our revenues to date. Any reduction or delay in sales of our products to one or more of these key customers could seriously reduce our sales volume and revenue and adversely affect our operating results. Our top five end customers accounted for 65% of revenue in the transition period ended September 30, 2004 versus 68% and 67% in 2003 and 2002 respectively. Our primary end customers in 2004 were Kyoshin Technosonic Co., Ltd. ("KTS"), Alcatel and Samsung representing 28%, 19% and 9% of revenue, respectively. In 2003, our primary end customers were KTS, Samsung and Apple representing 24%, 18% and 15% of revenue, respectively. Apple and Apex Digital Inc. were our top two end customers in 2002, representing 31% and 19% of revenue, respectively. We expect that we will continue to rely on the success of our largest customers and on our success in selling our existing and future products to those customers in significant quantities. In addition, approximately 54% of our revenue in the transition period ended September 30, 2004 was from our largest distributor, Macnica. We cannot be sure that we will retain our largest customers (whether from inside sales or through our distributors) or that we will be able to obtain additional key customers or replace key customers we may lose or who may reduce their purchases.

We currently rely on sales of three products for a significant portion of our revenue, and the failure of these products to be successful in the future could substantially reduce our sales.

We currently rely on sales of our TA2024, TA2020 digital audio amplifier products and TLD4012 DSL line driver to generate a significant portion of our revenue. Sales of these products amounted to 74% of our revenue for the nine months ended September 30, 2004, 78% of our revenue for the twelve months ended December 31, 2003 and 68% of our revenue for the twelve months ended December 31, 2002. We have developed additional products and plan to introduce more products in the future, but there can be no assurance that these products will be commercially successful. Consequently, if our existing products are not successful, our sales could decline substantially.

Our lengthy sales cycle makes it difficult for us to predict if or when a sale will be made, to forecast our revenue and to budget expenses, which may cause fluctuations in our quarterly results.

Because of our lengthy sales cycles, we may continue to experience a delay between incurring expenses for research and development, sales and marketing and general and administrative efforts, as well as incurring investments in inventory, and the generation of revenue, if any, from such expenditures. In addition, the delays inherent in such a lengthy sales cycle raise additional risks of customer decisions to cancel or change product plans, which could result in our loss of anticipated sales. Our new products are generally incorporated into our customers' products or systems at the design stage. To try and have our products selected for design into new products of current and potential customers, commonly referred to as design wins, often requires significant expenditures by us without any assurance of success. Once we have achieved a design win, our sales cycle will start with the test and evaluation of our products by the potential customer and design of the customer's equipment to incorporate our products. Generally, different parts have to be redesigned to incorporate our devices successfully into our customers' products.

The sales cycle for the test and evaluation of our products can range from a minimum of three to six months, and it can take a minimum of an additional six to nine months before a customer commences volume production of equipment that incorporates our products. Achieving a design win provides no assurance that such customer will ultimately ship products incorporating our products or that such products will be commercially successful. Our revenue or prospective revenue would be reduced if a significant customer curtails, reduces or delays orders during our sales cycle, or chooses not to release products incorporating our products.

Our ability to achieve revenue growth will be harmed if we are unable to persuade electronic systems manufacturers to adopt our new amplifier technology.

We face difficulties in persuading manufacturers to adopt our products using our new amplifier technology. Traditional amplifiers use design approaches developed in the 1930s. These approaches are still used in most amplifiers and engineers are familiar with these design approaches. To adopt our products, manufacturers and engineers must understand and accept our new technology. To take advantage of our products, manufacturers must redesign their systems, particularly components such as the power supply and heat sinks. Manufacturers must work with their suppliers to obtain modified components and they often must complete lengthy evaluation and testing. In addition, our amplifiers are often more expensive as components than traditional amplifiers. For these reasons, prospective customers may be reluctant to adopt our technology.

We currently depend on consumer electronics markets that are typically characterized by aggressive pricing, frequent new product introductions and intense competition.

A substantial portion of our current revenue is generated from sales of products that address the consumer electronics markets, including home theater, computer audio, flat panel TV, gaming, professional amplifiers, set-top box, AV receivers and the automotive audio markets. These markets are characterized by frequent new product introductions, declining prices and intense competition. Pricing in these markets is aggressive, and we expect pricing pressure to continue. In the computer audio segment, our success depends on consumer awareness and acceptance of existing and new products by our customers and consumers, in particular, the elimination of externally-powered speakers. In the automotive audio segment, we face pressure from our customers to deliver increasingly higher-powered solutions under significant engineering limitations due to the size constraints in car dashboards. In addition, our ability to obtain prices higher than the prices of traditional amplifiers will depend on our ability to educate manufacturers and their customers about the benefits of our products. Failure of our customers and consumers to accept our existing or new products will seriously harm our operating results.

The cyclical nature of the semiconductor industry could create fluctuations in our operating results.

The semiconductor industry has historically been cyclical and characterized by wide fluctuations in product supply and demand. From time to time, the industry has also experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. Industry downturns have been characterized by diminished product demand, production overcapacity and accelerated decline in average selling prices, and in some cases have lasted for more than a year. In addition, we may determine to lower our prices of our products to increase or maintain market share, which would likely harm our operating results. The semiconductor industry also periodically experiences increased demand and production capacity constraints. As a result, we have experienced and may experience in the future substantial period-to-period fluctuations in our results of operations due to general semiconductor industry conditions, overall economic conditions or other factors, many of which are outside our control. Due to these risks, you should not rely on period-to-period comparisons to predict our future performance.

We may experience difficulties in the introduction of new or enhanced products, including but not limited to the new "Godzilla" architecture products, that could result in significant, unexpected expenses or delay their launch, which would harm our business.

Our failure or our customers' failure to develop and introduce new products successfully and in a timely manner would seriously harm our ability to generate revenues. Consequently, our success depends on our ability to develop new products for existing and new markets, introduce such products in a timely and cost-effective manner and to achieve design wins. The development of these new devices is highly complex, and from time to time we have experienced delays in completing the development and introduction of new products. The successful introduction of a new product may currently take up to 18 months. Successful product development and introduction depends on a number of factors, including:

- accurate prediction of market requirements and evolving standards;
- accurate new product definition;
- timely completion and introduction of new product designs;
- availability of foundry capacity;
- achieving acceptable manufacturing yields;
- market acceptance of our products and our customers' products; and
- market competition.

We cannot guarantee success with regard to these factors. We introduced our lower cost "Godzilla" architecture products in January 2004 and began sampling them in certain customers' products in mid-2004. However, we have not received design-wins for these products to date.

Neither our disclosure controls and procedures nor our internal control over financial reporting can prevent all errors or fraud, and in the past these controls and procedures were not effective and resulted in restatements to our financial results.

Our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be attained. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in a cost-effective control system, no evaluation of controls can provide absolute assurance that all misstatements due to error or fraud, if any, may occur and not be detected on a timely basis. These inherent limitations include the possibility that judgments in decision-making can be faulty and that breakdowns can occur because of errors or mistakes. Our controls and procedures can also be circumvented by the individuals acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Furthermore, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. While we seek to design our controls and procedures to provide reasonable assurance that information required to be disclosed in our periodic filings is timely disclosed, these inherent limitations expose us to breakdowns in such controls and procedures. For example, while our certifying officers believed that the design of our controls and procedures would ensure that material information related to the Company would be made known to them on a timely basis, in light of the circumstances underlying the Initial Restatement and Additional Restatement, these controls and procedures for the financial statement periods covered by the Initial Restatement and Additional Restatement were not effective. We have made certain changes to our internal control over financial reporting regarding the review of sales orders designed to address these circumstances, although even these improvements to our controls and procedures cannot ensure that all errors or fraud will be prevented.

We depend on three outside foundries for our semiconductor device manufacturing requirements.

We do not own or operate a fabrication facility, and substantially all of our semiconductor device requirements are currently supplied by three outside foundries, United Microelectronics Corporation, in Taiwan, STMicroelectronics Group in Europe and Renesas Technology (Mitsubishi Electric) in Japan. Although we primarily utilize these three outside foundries, most of our components are not manufactured at these foundries at the same time. As a result, each foundry is a sole source for certain products.

There are significant risks associated with our reliance on outside foundries, including:

- the lack of guaranteed wafer supply;
- limited control over delivery schedules, quality assurance and control, manufacturing yields and production costs; and
- the unavailability of or delays in obtaining access to key process technologies.

In addition, the manufacture of integrated circuits is a highly complex and technologically demanding process. Although we work closely with our foundries to minimize the likelihood of reduced manufacturing yields, our foundries have from time to time experienced lower than anticipated manufacturing yields, particularly in connection with the introduction of new products and the installation and start-up of new process technologies.

We provide our foundries with continuous forecasts of our production requirements; however, the ability of each foundry to provide us with semiconductor devices is limited by the foundry's available capacity. In many cases, we place our orders on a purchase order basis, and foundries may allocate capacity to the production of other companies' products while reducing the deliveries to us on short notice. In particular, foundry customers that are larger and better financed than us or that have long-term agreements with our foundries may cause such foundries to reallocate capacity in a manner adverse to us. While capacity at our foundries has been available during the last several years, the cyclical nature of the semiconductor industry could result in capacity limitations in a cyclical upturn or otherwise.

If we use a new foundry, several months would be typically required to complete the qualification process before we can begin shipping products from the new foundry. In the event any of our current foundries suffers any damage or destruction to their respective facilities, or in the event of any other disruption of foundry capacity, we may not be able to qualify alternative manufacturing sources for existing or new products in a timely manner. Even our current outside foundries would need to have certain manufacturing processes qualified in the event of disruption at another foundry, which we may not be able to accomplish in a timely enough manner to prevent an interruption in supply of the affected products.

If we encounter shortages or delays in obtaining semiconductor devices for our products in sufficient quantities when required, delivery of our products could be delayed, resulting in customer dissatisfaction and decreased revenues.

We depend on third-party subcontractors for most of our semiconductor assembly and testing requirements and any unexpected interruption in their services could cause us to miss scheduled shipments to customers and to lose revenues.

Semiconductor assembly and testing are complex processes, which involve significant technological expertise and specialized equipment. As a result of our reliance on third-party subcontractors for assembly and testing of our products, we cannot directly control product delivery schedules, which has in the past, and could in the future, result in product shortages or quality assurance problems that could increase the costs of manufacture, assembly or testing of our products. Almost all of our products are assembled and tested by one of five subcontractors: ASE in Korea, Malaysia and Taiwan, Hon Hai (formerly AMBIT Microsystems Corporation) in China, Lingsen in Taiwan, STMicroelectronics Group in Malaysia, and ST Assembly Test Services Ltd. in Singapore. We do not have long-term agreements with any of these suppliers and retain their services on a per order basis. The availability of assembly and testing services from these subcontractors could be adversely affected in the event a subcontractor suffers any damage or destruction to their respective facilities, or in the event of any other disruption of assembly and testing capacity. Due to the amount of time normally required to qualify assemblers and testers, if we are required to find alternative manufacturing assemblers or testers of our components, shipments could be delayed. Any problems associated with the delivery, quality or cost of our products could seriously harm our business.

Failure to transition our products to more effective and/or increasingly smaller semiconductor chip sizes and packaging could cause us to lose our competitive advantage and reduce our gross margins.

We evaluate the benefits, on a product-by-product basis, of migrating to smaller semiconductor process technologies in order to reduce costs and have commenced migration of some products to smaller semiconductor processes. We believe that the transition of our products to increasingly smaller semiconductor processes will be important for us to reduce manufacturing costs and to remain competitive. Moreover, we are dependent on our relationships with our foundries to migrate to smaller semiconductor processes successfully. We cannot be sure that our future process migrations will be achieved without difficulties, delays or increased expenses. Our gross margins would be seriously harmed if any such transition is substantially delayed or inefficiently implemented.

Our international operations subject us to risks inherent in doing business on an international level that could harm our operating results.

We currently obtain almost all of our manufacturing, assembly and test services from suppliers located outside the United States and may expand our manufacturing activities abroad. Approximately 94% of our total revenue for the nine months ended September 30, 2004, was derived from sales to end customers based outside the United States. In 2003 and 2002, 78% and 61%, respectively, of our total revenue was derived from sales to end customers based outside of the United States. In addition, we often ship products to our domestic customers' international manufacturing divisions and subcontractors.

Accordingly, we are subject to risks inherent in international operations, which include:

- political, social and economic instability;
- trade restrictions and tariffs;
- the imposition of governmental controls;
- exposure to different legal standards, particularly with respect to intellectual property;
- import and export license requirements;
- unexpected changes in regulatory requirements; and
- difficulties in collecting receivables.

All of our international sales to date have been denominated in U.S. dollars. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets. Conversely, a decrease in the value of the U.S. dollar relative to foreign currencies would increase the cost of our overseas manufacturing, which would reduce our gross margins.

If we are not successful in developing and marketing new and enhanced products for the DSL high speed communications markets that keep pace with technology and our customers' needs, our operating results will suffer.

The market for our DSL products is new and emerging, and is characterized by rapid technological advances, intense competition and a relatively small number of potential customers. This will likely result in price erosion on existing products and pressure for cost-reduced future versions. Implementation of our products requires manufacturers to accept our technology and redesign their products. If potential customers do not accept our technology or experience problems implementing our devices in their products, our products could be rendered obsolete and our business would be harmed. If we are unsuccessful in introducing future products with enhanced performance, our ability to achieve revenue growth will be seriously harmed.

We may experience difficulties in the development and introduction of a new amplifier product for use in the cellular phone market, which could result in significant expenses or delay in its launch.

We are currently developing an amplifier product for use in the cellular phone market. This product is still in research and development and we currently have no design wins or customers for this product. We may not introduce our amplifier product for the cellular phone market on time, and this product may never achieve market acceptance. Furthermore, competition in this market is likely to result in price reductions, shorter product life cycles, reduced gross margins and longer sales cycles compared with what we have experienced to date with our other products.

Intense competition in the semiconductor industry and in the consumer electronics and communications markets could prevent us from achieving or sustaining profitability.

The semiconductor industry and the consumer audio and communications markets are highly competitive. We compete with a number of major domestic and international suppliers of semiconductors in the consumer electronics and communications markets. We also may face competition from suppliers of products based on new or emerging technologies. Many of our competitors operate their own fabrication facilities and have longer operating histories and presence in key markets, greater name recognition, access to larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us. As a result, such competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the promotion and sale of their products than us. Current and potential competitors have established or may establish financial or strategic relationships among themselves or with existing or potential customers, resellers or other third parties. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share. In addition, existing or new competitors may in the future develop technologies that more effectively address the transmission of digital information through existing analog infrastructures at a lower cost or develop new technologies that may render our technology obsolete. There can be no assurance that we will be able to compete successfully in the future against our existing or potential competitors, or that our business will not be harmed by increased competition.

Our products are complex and may have errors and defects that are detected only after deployment in customers' products, which may harm our business.

Products such as those that we offer may contain errors and defects when first introduced or as new versions are released. We have in the past experienced such errors and defects, in particular in the development stage of a new product. Delivery of products with production defects or reliability, quality or compatibility problems could significantly delay or hinder market acceptance of such products, which could damage our reputation and seriously harm our ability to retain our existing customers and to attract new customers and therefore impact our revenues. Moreover, such errors and defects could cause problems, interruptions, delays or a cessation of sales to our customers. Alleviating such problems may require substantial redesign, manufacturing and testing which would result in significant expenditures of capital and resources. Despite testing conducted by us, our suppliers and our customers, we cannot be sure that errors and defects will not be found in new products after commencement of commercial production. Such errors and defects could result in additional development costs, loss of, or delays in, market acceptance, diversion of technical and other resources from our other development efforts, product repair or replacement costs, claims by our customers or others against us or the loss of credibility with our current and prospective customers. Any such event could result in the delay or loss of market acceptance of our products and would likely harm our business.

We do not have third party insurance coverage to offset the cost of defending the pending securities class action and derivative litigation and, therefore, defending the litigation matters set forth in this Transition Report on Form 10-K/T will likely materially and adversely affect our financial condition.

Our financial condition will likely be materially adversely affected by the pendency of the litigation referenced in this Transition Report on Form 10-K/TA because we do not have third-party insurance coverage for either the costs of defending these lawsuits, including the costs of possible indemnification claims by the individual named defendants, or settling such litigation. We believe that the cost of defending or settling such litigation will have a material adverse effect on our cash balances and will be another factor requiring us to raise additional funds. In addition, these matters will require devotion of significant management resources which may also adversely affect our business operations.

If we are unable to retain key personnel, we may not be able to operate our business successfully.

We may not be successful in retaining executive officers and other key management and technical personnel. A high level of technical expertise is required to support the implementation of our technology in our existing and new customers' products. In addition, the loss of the management and technical expertise of Dr. Adya S. Tripathi, our founder, president and chief executive officer, could seriously harm us. We do not have any employment contracts with our employees.

Our intellectual property and proprietary rights may be insufficient to protect our competitive position.

Our business depends, in part, on our ability to protect our intellectual property. We rely primarily on patent, copyright, trademark and trade secret laws to protect our proprietary technologies. We cannot be sure that such measures will provide meaningful protection for our proprietary technologies and processes. As of September 30, 2004, we had 38 issued United States patents, and 6 additional United States patent applications which are pending. In addition, we had 17 international patents issued and an additional 21 international patents pending. We cannot be sure that any patent will issue as a result of these applications or future applications or, if issued, that any claims allowed will be sufficient to protect our technology. In addition, we cannot be sure that any existing or future patents will not be challenged, invalidated or circumvented, or that any right granted thereunder would provide us meaningful protection. The failure of any patents to provide protection to our technology would make it easier for our competitors to offer similar products. In connection with our participation in the development of various industry standards, we may be required to agree to license certain of our patents to other parties, including our competitors, that develop products based upon the adopted standards.

We also generally enter into confidentiality agreements with our employees and strategic partners, and generally control access to and distribution of our documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our products, services or technology without authorization, develop similar technology independently or design around our patents. In addition, effective copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries. Some of our customers have entered into agreements with us pursuant to which such customers have the right to use our proprietary technology in the event we default in our contractual obligations, including product supply obligations, and fail to cure the default within a specified period of time.

We may be subject to intellectual property rights disputes that could divert management's attention and could be costly.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. From time to time, we may receive in the future notices of claims of infringement, misappropriation or misuse of other parties' proprietary rights. We cannot be sure that we will prevail in these actions, or that other actions alleging infringement by us of third-party patents, misappropriation or misuse by us of third-party trade secrets or the invalidity of one or more patents held by us will not be asserted or prosecuted against us, or that any assertions of infringement, misappropriation or misuse or prosecutions seeking to establish the invalidity of our patents will not seriously harm our business. For example, in a patent or trade secret action, an injunction could be issued against us requiring that we withdraw particular products from the market or necessitating that specific products offered for sale or under development be redesigned. We have also entered into certain indemnification obligations in favor of our customers and strategic partners that could be triggered upon an allegation or finding of our infringement, misappropriation or misuse of other parties' proprietary rights. Irrespective of the validity or successful assertion of such claims, we would likely incur significant costs and diversion of our management and personnel resources with respect to the defense of such claims, which could also seriously harm our business. If any claims or actions are asserted against us, we may seek to obtain a license under a third party's intellectual property rights. We cannot be sure that under such circumstances a license would be available on commercially reasonable terms, if at all. Moreover, we often incorporate the intellectual property of our strategic customers into our designs, and we have certain obligations with respect to the non-use and non-disclosure of such intellectual property.

We cannot be sure that the steps taken by us to prevent our, or our customers', misappropriation or infringement of intellectual property will be successful.

The facilities of several of our key manufacturers and the majority of our customers, are located in geographic regions with increased risks of natural disasters.

Several key manufacturers and a majority of customers are located in the Pacific Rim region. The risk of earthquakes in this region, particularly in Taiwan, is significant due to the proximity of major earthquake fault lines. Earthquakes, fire, flooding and other natural disasters in the Pacific Rim region likely would result in the disruption of our foundry partners' assembly and testing capacity and the ability of our customers to purchase our products. Labor strikes or political unrest in these regions would likely also disrupt operations of our foundries and customers. Any disruption resulting from such events could cause significant delays in shipments of our products until we are able to shift our manufacturing, assembly and testing from the affected contractor to another third party vendor. We cannot be sure that such alternative capacity could be obtained on favorable terms, if at all. Moreover, any such disruptions could also cause significant decreases in our sales to these customers until our customers resume normal purchasing volumes.

Terrorist attacks and threats, and government responses thereto, may negatively impact all aspects of our operations, revenues, costs and stock price.

The threat of terrorist attacks involving the United States, the instability in the Middle East, a decline in consumer confidence and continued economic weakness and geo-political instability have had a substantial adverse effect on the economy. If consumer confidence does not recover, our revenues may be adversely affected for fiscal 2004 and beyond. Moreover, any further terrorist attacks involving the U.S., or any additional U.S. military actions overseas may disrupt our operations or those of our customers and suppliers. These events have had and may continue to have an adverse impact on the U.S. and world economy in general and consumer confidence and spending in particular, which could harm our sales. Any of these events could increase volatility in the U.S. and world financial markets which could harm our stock price and may limit the capital resources available to us and our customers or suppliers. This could have a significant impact on our operating results, revenues and costs and may result in increased volatility in the market price of our common stock.

We are subject to anti-takeover provisions that could delay or prevent an unfriendly acquisition of our company.

Provisions of our restated certificate of incorporation, equity incentive plans, bylaws and Delaware law may discourage transactions involving an unfriendly change in corporate control. In addition to the foregoing, the stockholdings of our officers, directors and persons or entities that may be deemed affiliates and the ability of our board of directors to issue preferred stock without further stockholder approval could have the effect of delaying, deferring or preventing a third party from acquiring us and may adversely affect the voting and other rights of holders of our common stock.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk of loss. Some of the securities that we may acquire in the future may be subject to market risk for changes in interest rates. To mitigate this risk, we plan to maintain a portfolio of cash equivalents and short-term investments in a variety of securities, which may include commercial paper, money market funds, government and non-government debt securities. We manage the sensitivity of our results of operations to these risks by maintaining a conservative portfolio, which is comprised solely of highly-rated, short-term investments. We do not hold or issue derivative, derivative commodity instruments or other financial instruments for trading purposes. Currently we are exposed to minimal market risks. Due to the short-term and liquid nature of our portfolio, if interest rates were to fluctuate by 10% from rates at September 30, 2004 and December 31, 2003, our financial position and results of operations would not be materially affected.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS

	Page
Report of Independent Registered Public Accounting Firm	36
Report of Independent Registered Public Accounting Firm	37
Consolidated Balance Sheets	38
Consolidated Statements of Operations	39
Consolidated Statements of Stockholders' Equity	40
Consolidated Statements of Cash Flows	41
Notes to Consolidated Financial Statements	42

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Tripath Technology Inc.
San Jose, CA

We have audited the accompanying consolidated balance sheets of Tripath Technology Inc. and its subsidiary as of September 30, 2004 and December 31, 2003 and the related consolidated statements of operations, stockholders' equity, and cash flows for the nine months ended September 30, 2004 and year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tripath Technology Inc. and its subsidiary as of September 30, 2004 and December 31, 2003 and the results of its operations and its cash flows for the nine months ended September 30, 2004 and year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ Stonefield Josephson, Inc.

San Francisco, California
December 17, 2004, except for Note 9 "Restatement of Previously Reported Quarterly and Transition Period Financial Information" as to which the date is June 15, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Tripath Technology Inc.

In our opinion, the accompanying consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the results of operations and cash flows of Tripath Technology Inc. and its subsidiary for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California
January 30, 2003

TRIPATH TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	September 30, 2004 Restated (Note 9)	December 31, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 6,577	$ 8,951
Restricted cash	762	661
Accounts receivable, net of allowance for doubtful accounts of $50 at September 30, 2004 and December 31, 2003	1,019	2,041
Inventories, net	3,939	5,574
Prepaid expenses and other current assets	212	263
Total current assets	12,509	17,490
Property and equipment, net	1,674	1,897
Other assets	123	81
Total assets	$ 14,306	$ 19,468
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,908	$ 4,069
Current portion of capital lease obligations	664	513
Current portion of deferred rent	266	24
Accrued expenses	764	602
Deferred distributor revenue	1,075	1,125
Total current liabilities	5,677	6,333
Deferred rent	471	673
Capital lease obligations	100	542
	571	1,215
Commitments and contingencies (Note 7)		
Stockholders' equity:		
Preferred stock, $0.001 par value, 5,000,000 shares authorized; 0 shares issued and outstanding	—	—
Common stock, $0.001 par value, 100,000,000 shares authorized; 50,043,158 and 45,709,740 shares issued and outstanding at September 30, 2004 and December 31, 2003 respectively	49	45
Additional paid-in capital	199,333	191,656
Deferred stock-based compensation	(95)	(217)
Accumulated deficit	(191,229)	(179,564)
Total stockholders' equity	8,058	11,920
Total liabilities and stockholders' equity	$ 14,306	$ 19,468

The accompanying notes are an integral part of these consolidated financial statements.

TRIPATH TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Nine Months Ended September 30, 2004 Restated	Year Ended December 31, 2003	Year Ended December 31, 2002
Revenue	$ 9,169	$13,891	$ 16,227
Cost of revenue	7,415	9,467	13,517
Provision for slow moving, excess and obsolete inventory	4,316	243	4,977
Gross profit (loss)	(2,562)	4,181	(2,267)
Operating expenses:			
Research and development	5,521	6,874	11,650
Selling, general and administrative	3,556	4,544	5,557
Total operating expenses	9,077	11,418	17,207
Loss from operations	(11,639)	(7,237)	(19,474)
Interest and other income (expense), net	(26)	22	160
Net loss	(11,665)	(7,215)	(19,314)
Accretion on preferred stock	—	—	(14,952)
Net loss applicable to common stockholders	$(11,665)	$ (7,215)	$(34,266)
Basic and diluted net loss per share	$ (0.25)	$ (0.17)	$ (0.88)
Number of shares used to compute basic and diluted net loss per share	46,541	41,993	38,823

The accompanying notes are an integral part of these consolidated financial statements.

TRIPATH TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Shares	Amount	Additional Paid in Capital	Deferred Stock-based Compensation	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2001	27,259	$ 27	$154,675	$(1,272)	$(138,083)	$ 15,347
Issuance of common stock upon exercise of stock options	4	—	6	—	—	6
Issuance of common stock through the ESPP	65	—	90	—	—	90
Reversal of previously recognized compensation due to forfeitures	—	—	(1,465)	266	—	(1,199)
Amortization of deferred stock-based compensation	—	—	—	915	—	915
Issuance of common stock warrants	—	—	6,046	—	—	6,046
Beneficial conversion feature on issuance of preferred stock (Note 4)	—	—	13,545	—	—	13,545
Accretion on preferred stock	—	—	—	—	(14,952)	(14,952)
Conversion of preferred stock to common stock	13,999	14	14,938	—	—	14,952
Net Loss	—	—	—	—	(19,314)	(19,314)
Balance at December 31, 2002	41,327	41	187,835	(91)	(172,349)	15,436
Issuance of common stock upon exercise of stock options	660	—	498	—	—	498
Issuance of common stock upon exercise of warrants	1,896	2	3,111	—	—	3,113
Issuance of common stock through the ESPP	27	—	7	—	—	7
Issuance of restricted stock	1,800	2	322	—	—	324
Deferred stock-based compensation	—	—	—	(324)	—	(324)
Reversal of previously recognized compensation due to forfeitures	—	—	(117)	10	—	(107)
Amortization of deferred stock-based compensation	—	—	—	188	—	188
Net loss	—	—	—	—	(7,215)	(7,215)
Balance at December 31, 2003	45,710	45	191,656	(217)	(179,564)	11,920
Issuance of common stock upon exercise of stock options	535	1	345	—	—	346
Issuance of common stock upon exercise of warrants	1,211	1	2,347	—	—	2,348
Issuance of common stock through the ESPP	87	—	43	—	—	43
Issuance of common stock	2,500	2	4,998	—	—	5,000
Stock issuance costs	—	—	(56)	—	—	(56)
Amortization of deferred stock-based compensation	—	—	—	122	—	122
Net loss (restated)	—	—	—	—	(11,665)	(11,665)
Balance at September 30, 2004, (restated)	50,043	$ 49	$199,333	$ (95)	$(191,229)	$ 8,058

The accompanying notes are an integral part of these consolidated financial statements.

TRIPATH TECHNOLOGY INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Nine Months Ended September 30, 2004 Restated	Year Ended December 31, 2003	Year Ended December 31, 2002
Cash flows from operating activities:			
Net loss	$(11,665)	$ (7,215)	$(19,314)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	829	1,206	1,396
Loss on disposal of equipment	—	—	3
Allowance for doubtful accounts	—	—	700
Provision for slow moving excess and obsolete inventory	4,316	243	4,977
Stock-based compensation	122	81	(284)
Changes in assets and liabilities:			
Accounts receivable	1,012	(570)	350
Inventories	(2,681)	(565)	729
Prepaid expenses and other assets	9	546	313
Accounts payable	(1,151)	1,674	(1,957)
Accrued expenses	162	(468)	27
Deferred distributor revenue	(50)	499	14
Deferred rent	40	502	—
Net cash used in operating activities	(9,057)	(4,067)	(13,046)
Cash flows from investing activities:			
Sales of short-term investments	—	—	1,100
Restricted cash	(101)	(175)	(486)
Purchase of property and equipment	(606)	(312)	(840)
Sale of property and equipment	—	—	25
Net cash used in investing activities	(707)	(487)	(201)
Cash flows from financing activities:			
Proceeds from issuance of preferred stock and warrants	—	—	19,591
Proceeds from issuance of common stock under ESPP and upon exercise of options	389	505	96
Issuance of common stock upon exercise of warrants	2,348	3,113	—
Issuance of common stock upon sale of sale of common stock, net of issuance costs	4,944	—	—
Principal payments on capital lease obligations	(291)	(225)	(325)
Net cash provided by financing activities	7,390	3,393	19,362
Net increase (decrease) in cash and cash equivalents	(2,374)	(1,161)	6,115
Cash and cash equivalents at beginning of year	8,951	10,112	3,997
Cash and cash equivalents at end of year	$ 6,577	$ 8,951	$ 10,112
Supplemental disclosure of cash flow information:			
Interest	$ (26)	$ 23	$ 69
Non-cash investing and financing activities:			
Property and equipment acquired by capital lease	$ —	$ 317	$ 677
Conversion of preferred stock into common stock	$ —	$ —	$ 14,952
Issuance of common stock warrants	$ —	$ —	$ 6,046

The accompanying notes are an integral part of these consolidated financial statements.

TRIPATH TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—THE COMPANY AND BASIS OF PRESENTATION:

The Company

Tripath Technology Inc. (the "Company" or "Tripath") was incorporated in California in July 1995. The Company was reincorporated in Delaware in July 2000. The Company designs, develops and markets integrated circuit devices for the Consumer Electronics, DSL and Wireless markets. On August 1, 2000, the Company completed its initial public offering of 5 million shares of common stock at $10.00 per share.

Basis of Presentation

The consolidated financial statements include the accounts of Tripath and its wholly owned subsidiary, Tripath Technology Japan Ltd. All significant intercompany accounts and transactions have been eliminated. Accounts denominated in foreign currency have been remeasured using the U.S. dollar as the functional currency.

On November 14, 2004, Tripath's Board of Directors approved a change in the Company's fiscal year end from December 31 to September 30, effective as of September 30, 2004.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences could affect the results of operations reported in future periods and such differences could be material.

Liquidity

The Company's consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred substantial losses and has experienced negative cash flow since inception and has an accumulated deficit of $191.2 million at September 30, 2004.

Beginning in August 2001, the Company instituted programs to reduce expenses including reducing headcount from 144 employees at the end of July 2001 to 56 employees at the end of December 2003 and reducing employees salaries by 10%. In September 2002 the Company relocated its headquarters which reduced rent expense and canceled its D&O policy which reduced insurance expense. These actions resulted in significant cost savings in 2003. The Company reduced its cash used in operating activities from approximately $13 million in 2002 to approximately $4 million in 2003. However, for the nine months ended September 30, 2004, cash used in operating activities increased to $9.1 million.

During 2003 warrants were exercised which resulted in the Company receiving proceeds totaling approximately $3.1 million. During 2004, the Company received proceeds of approximately $2.3 million from the exercise of outstanding warrants and $5 million from the sale of common stock. At September 30, 2004, the Company had working capital of $6.8 million, including cash of $7.3 million.

The Company will require more cash during 2005 to fund its operations and management believes that such additional cash requirements could be met by first obtaining additional financing or by taking measures to reduce operating expenses such as reducing headcount or canceling research and development projects. However, the Company may not be able to obtain additional funds on terms that would be favorable to its stockholders and the

Company, or at all. The Company's long term prospects are dependent upon obtaining sufficient financing as needed to fund current working capital needs and future growth, and ultimately on achieving profitability.

The Company believes that it will obtain sufficient financing so that it will be able to meet its operating and liquidity requirements for the next twelve months. The Company cannot be certain that any such financing will be available on acceptable terms or at all. The Company has not made any adjustment to its consolidated financial statements as a result of the outcome of the uncertainty described above.

Foreign Currency Translation

The U.S. dollar is the functional currency for the Company's Japanese wholly-owned subsidiary. Assets and liabilities that are not denominated in the functional currency are remeasured into U.S. dollars and the resulting gains or losses are included in "Interest and other income, net." Such gains or losses have not been material for any period presented.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition

The Company recognizes revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 ("SAB 104"), "Revenue Recognition in Financial Statements". The Company recognizes revenue when all of the following criteria are met: 1) there is persuasive evidence that an arrangement exists, 2) delivery of goods has occurred, 3) the sales price is fixed or determinable, and 4) collectibility is reasonably assured. The following policies apply to the Company's major categories of revenue transactions.

Sales to OEM Customers: Under the Company's standard terms and conditions of sale, title and risk of loss transfer to the customer at the time product is delivered to the customer, FOB shipping point, and revenue is recognized accordingly. The Company accrues the estimated cost of post-sale obligations, including basic product warranties or returns, based on historical experience. The Company has experienced minimal warranty or other returns to date.

Sales to Distributors: Sales to distributors are made under arrangements allowing limited rights of return, generally under product warranty provisions, stock rotation rights and price protection on products unsold by the distributor. In addition, the distributor may request special pricing and allowances which may be granted subject to the company's approval. As a result of these return rights and potential pricing adjustments, the Company generally defers recognition of revenue until such time that the distributor sells product to its customer based upon receipt of point-of-sale reports from the distributor.

Costs related to shipping and handling are included in cost of revenue for all periods presented.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts to ensure trade receivables are not overstated due to uncollectibility. The collectibility of the Company's receivables is evaluated based on a variety of factors, including the length of time receivables are past due, indication of the customer's willingness to pay, significant one-time events and historical experience. An additional reserve for individual accounts is recorded when the Company becomes aware of a customer's inability to meet its financial obligations, such as in the case of bankruptcy filings or substantial deterioration in the customer's operating results or financial position. If circumstances related to the Company's customers change, estimates of the recoverability of receivables would be further adjusted.

Cash and cash equivalents and restricted cash

The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash and money market funds, the fair value of which approximates cost.

The following table summarizes the Company's cash and cash equivalents (in thousands):

	September 30, 2004	December 31, 2003
Cash and cash equivalents:		
Cash	$ 942	$1,480
Money market funds	5,635	7,471
	$6,577	$8,951

At September 30, 2004 and December 31, 2003, the Company had $0.8 million and $0.7 million in restricted cash, respectively. The restricted cash represents monies held in a separate money market account that collateralize standby letters of credit that have been issued (see Note 7).

Fair value of financial instruments

Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable and accounts payable, approximate their fair values due to their relative short maturities and based upon comparable market information available at the respective balance sheet dates. The Company does not hold or issue financial instruments for trading purposes.

Concentration of credit risk and significant customers

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and short-term investments. Substantially all of the Company's cash and cash equivalents are invested in highly-liquid money market funds. The Company sells its products through distributors and directly to original equipment manufacturers. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses, as considered necessary by management. Credit losses to date have been consistent with management's estimates. During the nine months ended September 30, 2004 and years ended December 31, 2003 and 2002 the Company wrote-off bad debts which had previously been reserved totaling approximately $0, $295,000 and $622,000, respectively.

The following table summarizes sales to end customers comprising 10% or more of the Company's total revenue for the periods indicated:

	% of Revenue for the Nine Months Ended September 30, 2004	% of Revenue for the Year Ended December 31,	
	Restated	2003	2002
Customer A	28%	24%	—
Customer B	19%	—	—
Customer C	9%	18%	—
Customer D	—	15%	31%
Customer E	—	—	19%

The Company's accounts receivable were concentrated with five customers at September 30, 2004 representing 46%, 16%, 9%, 9% and 5% of aggregate gross receivables and five customers at December 31, 2003 representing 49%, 19%, 15%, 6% and 5% of aggregate gross receivables.

Inventories

Inventories are stated at the lower of cost or market. This policy requires the Company to make estimates regarding the market value of the Company's inventory, including an assessment of excess or obsolete inventory. The Company determines excess and obsolete inventory based on an estimate of the future demand and estimated selling prices for the Company's products within a specified time horizon, generally 12 months. The estimates the Company uses for expected demand are also used for near-term capacity planning and inventory purchasing and are consistent with the Company's revenue forecasts. Actual demand and market conditions may be different from those projected by the Company's management. If the Company's unit demand forecast is less than the Company's current inventory levels and purchase commitments, during the specified time horizon, or if the estimated selling price is less than the Company's inventory value, the Company will be required to take additional excess inventory charges or write-downs to net realizable value which will decrease the Company's gross margin and net operating results in the future. During the quarter ended March 31, 2002, the Company recorded a provision for excess inventory of approximately $5 million related to excess inventory for the Company's TA2022 product as a result of a decrease in forecasted sales for this product. In 2004, the Company increased the inventory reserves by an additional $4.3 million from $4.9 million to $9.2 million to account for slow moving, excess, and obsolete inventory.

Inventory purchase commitment losses

The Company accrues for estimated losses on non-cancelable purchase orders. The estimated losses result from anticipated future sale of products for sales prices less than the estimated cost to manufacture. Inventory purchase commitment losses accrued at September 30, 2004 and December 31, 2003 were $0 and $0, respectively.

Research and development expenses

Research and development costs are charged to expense as incurred.

Property and equipment

Property and equipment, including leasehold improvements, are stated at historical cost, less accumulated depreciation and amortization. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the estimated useful lives of the assets or the term of the lease. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Furniture and fixtures	5 years
Software	Shorter of 3-5 years or term of license
Equipment	2-5 years

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. An impairment loss is recognized if the sum of the expected future cash flows (undiscounted and before interest) from the use of the assets is less than the net book value of the asset. The amount of the impairment loss, if any, will generally be measured as the difference between net book value of the assets and their estimated fair values.

Comprehensive income

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purposes financial statements. There was no difference between the Company's net loss and its total comprehensive loss for the nine months ended September 30, 2004, and for the years ended December 31, 2003 and 2002.

Accounting for stock-based compensation

At September 30, 2004, the Company has two stock-based employee compensation plans, which are described more fully in Note 5. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation cost related to stock options is reflected in net income for the nine months ended September 30, 2004 and year ended December 31, 2003, and 2002 as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation.

	Nine Months Ended September 30, 2004 Restated	Year Ended December 31, 2003	Year Ended December 31, 2002
Net loss applicable to common stockholders, as reported	$(11,665)	$(7,215)	$(34,266)
Total stock-based employee compensation expense included in the net loss, determined under the recognition and measurement principles of APB Opinion No. 25	122	81	(284)
Total stock-based employee compensation expense determined under fair value based method for all awards	(2,378)	(1,211)	(1,527)
Pro forma net loss applicable to common stockholders	$(13,921)	$(8,345)	$(36,077)
As reported	$ (0.25)	$ (0.17)	$ (0.88)
Pro forma	$ (0.30)	$ (0.20)	$ (0.93)

The fair value for these options was estimated using the Black-Scholes option pricing model.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option pricing models require the input of highly subjective assumptions, including the expected stock price volatility. Accordingly, option pricing models may not necessarily provide a reliable single measure of the fair value of options.

TRIPATH TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

The fair value of options at the date of grant was estimated on the date of grant based on the method prescribed by SFAS No. 123. The following table summarizes the estimated fair value of options and assumptions used in the SFAS No. 123 calculations for stock option plans:

	Nine Months Ended September 30,	Year Ended December 31,	
	2004	2003	2002
Estimated fair value	$1.12	$0.73	$0.14
Expected lives (in years)	5	5	5
Volatility	155%	157%	110%
Risk-free interest rate	3.29%	2.96%	3.83%
Dividend yield	—	—	—

The following table summarizes the estimated fair value of employees' purchase rights and assumptions used in the SFAS No. 123 calculations:

	Nine Months Ended September 30,	Year Ended December 31,	
	2004	2003	2002
Estimated fair value	$2.91	$0.15	$0.38
Expected lives (in years)	0.5	0.5	0.5
Volatility	155%	157%	110%
Risk-free interest rate	3.29%	2.96%	3.83%
Dividend yield	—	—	—

The following tables sets forth, for each of the periods presented, deferred stock-based compensation recorded and the amortization of deferred stock-based compensation (in thousands):

	Nine Months Ended September 30,	Year Ended December 31,	
	2004	2003	2002
Deferred stock-based compensation	$—	$(324)	$(1,465)
Amortization of deferred stock-based compensation	122	188	915
Reversal of previously recognized compensation due to forfeitures	—	(107)	(1,199)

Unamortized deferred stock-based compensation at September 30, 2004 and December 31, 2003 was $95,000 and $217,000, respectively.

Stock-based compensation attributable to individuals that worked in the following functions is as follows (in thousands):

	Nine Months Ended September 30,	Year Ended December 31,	
	2004	2003	2002
Manufacturing/operations (cost of revenues)	$—	$ 4	$ 23
Research and development	1	20	195
Selling, general and administrative	121	57	(502)
Total stock-based compensation	$122	$81	$(284)

Segment and geographic information

The Company has determined that it has one reportable business segment: the design, license and marketing of integrated circuits.

The following is a geographic breakdown of the Company's sales by shipping destination for the following periods:

	Nine Months Ended September 30, 2004 Restated	Year Ended December 31, 2003	Year Ended December 31, 2002
United States	$1,034	$ 909	$ 566
Japan	4,927	6,117	3,816
Singapore	142	522	3,097
Taiwan	222	1,325	2,615
China	1,424	797	3,666
Korea	—	3,146	—
Rest of world	1,420	1,075	2,467
	$9,169	$13,891	$16,227

Net property and equipment by country was as follows:

	September 30, 2004	December 31, 2003
United States	$ 891	$1,532
Korea	389	317
Malaysia	362	—
Japan	32	48
	$1,674	$1,897

Recent Accounting Pronouncements

In December 2003, the SEC issued Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104"), which codifies, revises and rescinds certain sections of SAB No. 101, Revenue Recognition, in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB 104 did not have a material effect on the Company's consolidated financial statements.

In December 2003, the Financial Accounting Standards Board ("FASB") revised FASB Interpretation No. 46 ("FIN46 (R)"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 (R) requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from the other parties. FIN 46 (R) is effective for all new variable interest entities created or acquired after December 31, 2003. The adoption of this standard did not have a material impact on the Company's consolidated financial statements, as the Company has no interest in any variable interest entities.

In December 2003, the FASB revised SFAS No. 132 (SFAS 132 (R)"). SFAS 132 (R), "Employers' Disclosure about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No 87, 88 and 106", requires additional disclosures to those in the original SFAS 132 about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit post retirement plans. SFAS 132 (R) is effective for financial statements with fiscal years ending after December 15, 2003. The adoption of this standard did not have a material impact on the Company's consolidated financial statements, as the Company does not offer pension or other postretirement benefits.

In March 2004, the Emerging Issues Task Force (EITF) issued EITF 03-1 "The Meaning of Other-Than-Temporary Impairment and its Application to certain Investments" ("EITF 03-1"). EITF03-1 provides guidance for evaluating whether an investment is other-than-temporarily impaired. The disclosure guidance was effective for other-than-temporary impairment evaluations made in reporting periods beginning after June 15, 2004 whereas the recognition and measurement guidance has been deferred. The guidance provided by EITF 03-1 did not have a material impact on the Company's consolidated financial statements, as the Company does not have any investments that are other-than-temporarily impaired.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—an amendment of ARB No. 43, Chapter 4." ("SFAS 151"). SFAS 151 amends ARB 43, Chapter 4 to clarify that "abnormal" amounts of idle freight, handling costs and spoilage should be recognized as current period charges. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not anticipate that the adoption of this standard will have a material impact on the Company's consolidated financial statements.

In December 2004, the FASB issued SFAS No. 152 "Accounting for Real Estate Time-Sharing Transactions—an amendment of FASB statements No. 66 and 67" ("SFAS 152"). SFAS 152 amends SFAS 66 and 67 to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions. SFAS 152 is effective for financial statement for fiscal years beginning after June 15, 2005. The Company does not anticipate that the adoption of this standard will have a material impact on the Company's consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153 "Exchanges of Non-monetary Assets—an amendment of APB opinion No. 29" ("SFAS 153"). SFAS 153 clarifies that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged, with a general exception for exchanges that have no commercial substance. SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of this standard will have a material impact on the Company's consolidated financial statements.

In December 2004, the FASB revised SFAS No. 123 (SFAS 123 (R)"). SFAS 123 (R), "Share-Based Payment", requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. Pro forma disclosure is no longer an alternative to financial statement recognition. On April 14, 2005 the SEC announced the adoption of a new rule that amended the compliance dates for SFAS 123 (R). Under the new rule, companies are allowed to implement SFAS 123 (R) at the beginning of the next fiscal year, instead of the next reporting period, that begins after June 15, 2005. The Company is required to comply with SFAS 123 (R) beginning with the Company's fiscal quarter ending December 31, 2005. SFAS 123 (R) provides transition alternatives for public companies to restate prior interim periods or prior years. The Company is still evaluating the transition provisions allowed by SFAS 123 (R).

Net loss per share

Basic net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of common stock outstanding during the period. Diluted net loss per share is computed based on the weighted average number of common stock and dilutive potential common stock outstanding. The calculation of diluted net loss per share excludes potential common stock if the effect is anti-dilutive. Potential common stock consist of incremental common stock issuable upon the exercise of stock options, shares issuable upon conversion of convertible preferred stock and common stock issuable upon the exercise of common stock warrants.

The following table sets forth the computation of basic and diluted net loss per share for the periods presented (in thousands, except per share amounts):

	Nine Months Ended September 30, 2004 Restated	Year Ended December 31, 2003	Year Ended December 31, 2002
Numerator:			
Net loss applicable to common stockholders	$(11,665)	$ (7,215)	$(34,266)
Denominator:			
Weighted average common stock	46,541	41,993	38,823
Net loss per share:			
Basic and diluted	$ (0.25)	$ (0.17)	$ (0.88)

The following table sets forth potential shares of common stock that are not included in the diluted net loss per share calculation above because to do so would be anti-dilutive for the periods presented (in thousands):

	Nine Months Ended September 30, 2004	December 31, 2003	December 31, 2002
Common stock options	11,418	8,501	7,535
Common stock under Employee Stock Purchase Plan	234	322	349
Common stock warrants	16	1,229	3,329
Restricted Stock	1,800	1,800	—

TRIPATH TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

NOTE 3—BALANCE SHEET COMPONENTS (in thousands):

	September 30, 2004 Restated	December 31, 2003
Accounts receivable, net:		
Accounts receivable	$ 1,089	$ 2,101
Less: allowance for sales returns	(20)	(10)
Less: allowance for doubtful accounts	(50)	(50)
	$ 1,019	$ 2,041
Inventories, net:		
Raw materials	$ 6,668	$ 5,148
Work-in-process	847	1,007
Finished goods	4,938	3,551
Inventory held by distributors	685	731
	13,138	10,437
Less: reserve for slow-moving, excess and obsolete inventory	(9,199)	(4,863)
	$ 3,939	$ 5,574
Property and equipment, net:		
Furniture and fixtures	$ 221	$ 221
Software	4,265	4,175
Equipment	4,749	4,233
Leasehold improvements	152	152
	9,387	8,781
Less: accumulated depreciation and amortization	(7,713)	(6,884)
	$ 1,674	$ 1,897

Property and equipment includes assets under capital leases and accumulated amortization of assets under capital leases of $1,853,000 and $1,217,000, respectively, at September 30, 2004 and $1,853,000 and $925,000, respectively, at December 31, 2003.

	September 30, 2004 Restated	December 31, 2003
Accrued expenses:		
Accrued compensation and related benefits	$ 260	$ 218
Accrued audit fees	123	95
Other accrued expenses	381	289
	$ 764	$ 602

NOTE 4—COMMON STOCK:

The Company's Amended and Restated Articles of Incorporation authorize the Company to issue 100,000,000 shares of common stock. At September 30, 2004 and December 31, 2003, there were 50,043,158 shares and 45,709,740 shares, respectively, of common stock issued and outstanding.

The Company has reserved the following number of shares of common stock for future issuance (in thousands):

	September 30, 2004	December 31, 2003
Common stock warrants	16	1,229
Common stock under Employee Stock Purchase Plan	234	322
Common stock upon exercise of outstanding stock options	11,418	8,501
	11,668	10,052

On January 24, 2002, the Company completed a financing in which it raised $21 million in gross proceeds through a private placement of non-voting Series A Preferred Stock and warrants, at $30 per unit to a group of investors, which was convertible into 13,999,000 shares of common stock and warrants to purchase 3,303,760 shares of common stock. Each share of Series A Preferred Stock was convertible into 20 shares of Common Stock (or an effective Common Stock price of $1.50 per share). Investors also received warrants to purchase up to an additional 20 percent of shares of Series A Preferred Stock. The warrants have a term of three years and an exercise price equal to $39.00 per share (or an effective Common Stock exercise price of $1.95 per share).

At a Special Meeting of Stockholders held on March 7, 2002, the stockholders approved the issuance and sale of 699,950 shares of Series A Preferred Stock and warrants. The Series A Preferred Stock and warrants were not convertible until receipt of such stockholder approval. As a result, the Preferred Stock and warrants automatically converted into 13,999,000 shares of common stock and warrants to purchase 3,303,760 shares of common stock.

As a result of the favorable conversion price of the preferred shares at the date of issuance, the Company recorded accretion of approximately $15 million (thus increasing the "net loss applicable to common stockholders" for the year ended December 31, 2002) relating to the beneficial conversion feature representing the difference between the accounting conversion price and the fair value of the common stock on the date of the transaction, after valuing the warrants issued in connection with the financing transaction. The Company valued the warrants using the Black-Scholes option pricing model, applying an expected life of three years, a weighted average risk-free rate of 3.61%, an expected dividend yield of zero percent, a volatility of 130% and a deemed fair value of common stock of $2.35, which was the value of the Company's common stock on the date of grant.

In August 2004 the Company completed a financing through the sale of 2,500,000 shares of common stock at a price of $2.00 per share.

Stock Repurchase Program

In August 2002, the Company's Board of Directors approved a Stock Repurchase Program and authorized the repurchase of up to one million shares of the Company's common stock in the open market over the next year. No shares have been repurchased under the Stock Repurchase Program.

Common stock warrants

In connection with the financing that was completed on January 24, 2002, the Company issued warrants to purchase 3,303,760 shares of the Company's common stock. This included unregistered warrants that were issued to the placement agent for the financing transaction to purchase 503,960 shares of the Company's common stock. The 2,799,800 registered warrants had a term of three years and an effective Common Stock exercise price of $1.95 per share, whereas 419,968 of the 503,960 warrants issued to the placement agent had an effective Common Stock exercise price of $1.50 per share. The remainder of the warrants issued to the placement agent had an effective Common Stock exercise price of $1.95 per share. As discussed below, all of these warrants have been exercised.

During the year ended December 31, 2003, warrants were exercised which resulted in the issuance of 1,896,226 shares of the Company's common stock with proceeds to the Company totaling approximately $3.1 million. These amounts included the exercise of warrants issued to the placement agent on a cashless net issuance basis resulting in 300,438 shares of the Company's common stock being issued to the placement agent.

The warrant agreement contained a provision for the mandatory exercise of the warrants if the Company's common stock traded at $5.85 or higher for 20 out of 30 trading days. At the close of business on January 2, 2004 the Company's common stock had traded at $5.85 or higher for 20 consecutive days and the Company was able to invoke the provision for the mandatory exercise of all outstanding warrants issued in connection with the January 2002 financing. All outstanding warrants were exercised in January 2004 resulting in the issuance of an additional 1.2 million shares of common stock. The Company received proceeds of approximately $2.3 million from the exercise of these warrants.

During the nine months ended September 30, 2004 all the remaining warrants issued in connection with the 2002 private placement were exercised which resulted in the issuance of 1,211,000 shares of the Company common stock with proceeds to the Company totaling approximately $2.3 million in January 2004.

Restricted stock

In April 2003, the Company issued 1.8 million shares of restricted stock, pursuant to the 2000 Stock Plan. The Company determined the value of the restricted stock grant to be $324,000 by reference to the quoted market price at the time of issuance and is amortizing this amount over two years. Compensation expense related to the issuance of restricted stock was $122,000 and $108,000 for the nine months ended September 30, 2004 and year ended December 31, 2003, respectively.

NOTE 5—EMPLOYEE BENEFIT PLANS:

Stock Option Plans

In April 2000, the Company adopted the 2000 Stock Option Plan (the "2000 Plan"). Upon adoption of the 2000 Plan, shares reserved for issuance under the 1995 Stock Option Plan relating to ungranted options were cancelled, and outstanding options under the 1995 Plan became subject to the 2000 Plan. The 2000 Plan authorizes the Board of Directors to grant incentive stock options ("ISOs") and nonstatutory stock options ("NSOs") to employees, directors and consultants for up to 17,300,000 shares of common stock. ISOs may be granted only to employees of the Company (including officers and directors who are also employees). NSOs may be granted to employees, non-employee directors and consultants of the Company. No person will be eligible to receive more than 500,000 shares in any fiscal year pursuant to awards under the 2000 Plan other than a new employee of the Company who will be eligible to receive no more than 1,000,000 shares in the fiscal year in which such employee commences employment.

Under the 2000 Plan, ISOs and NSOs are granted at a price that is not to be less than 100% of the fair market value of the common stock on the date of grant, as determined by the Board of Directors. Initial hire-on stock options generally vest at 25% on the first anniversary date from the date of grant and then monthly thereafter over the remaining 36 months. Subsequent discretionary stock options, generally vest equally each month over 48 months. Options granted to shareholders who own more than 10% of the outstanding stock of the Company at the time of grant must be issued at prices not less than 110% of the estimated fair value of the stock on the date of grant. Options under the 2000 Plan may be granted for periods up to 10 years.

The following table summarizes stock option activity under the Company's Stock Option Plans (in thousands, except per share data):

		Options Outstanding	
	Options Available for Grant	Shares	Weighted Average Exercise Price Per Share
Balance at December 31, 2001	4,641	7,117	$4.30
Granted	(3,282)	3,282	$0.19
Additional shares reserved	2,000	—	—
Canceled	2,860	(2,860)	$3.33
Exercised	—	(4)	$1.50
Balance at December 31, 2002	6,219	7,535	$2.88
Granted	(2,955)	2,955	$0.83
Grant of restricted stock	(1,800)	—	—
Additional shares reserved	2,000	—	—
Canceled	1,329	(1,329)	$2.53
Exercised	—	(660)	$0.72
Balance at December 31, 2003	4,793	8,501	$2.40
Granted	(3,975)	3,975	$1.61
Additional shares reserved	2,000	—	—
Canceled	523	(523)	$1.16
Exercised	—	(535)	$0.65
Balance at September 30, 2004	3,341	11,418	$2.25

Significant options groups outstanding at September 30, 2004 and related weighted average exercise prices and contractual life information are as follows:

	Options Outstanding			Options Vested and Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Contractual Life (Years)	Weighted Average Exercise Price Per Share	Number Vested and Exercisable	Weighted Average Exercise Price Per Share
$ 0.14–$ 0.21	2,153,497	6.8	$ 0.15	1,218,197	$ 0.15
$ 0.22–$ 2.50	7,061,968	8.1	$ 1.03	1,948,048	$ 0.89
$ 2.51–$ 4.50	965,054	7.5	$ 4.31	396,412	$ 4.48
$ 4.51–$ 8.00	169,665	4.3	$ 6.05	160,309	$ 6.02
$ 8.01–$ 12.00	995,952	5.0	$11.89	989,029	$11.89
$12.01–$ 19.88	66,562	5.1	$14.31	66,405	$14.30
$20.89–$ 22.35	5,000	6.0	$21.75	4,895	$21.75
	11,417,698	7.5	$ 2.25	4,783,295	$ 3.65

The weighted-average grant date fair value of options granted during the nine months ended September 30, 2004 was $1.48. The total number of options exercisable as of December 31, 2003 was 3,732,080 and the weighted-average grant date fair value of options granted during the year ended December 31, 2003 was $0.71. The total number of options exercisable as of December 31, 2002 was 4,716,027 and the weighted-average grant date fair value of options granted during the year ended December 31, 2002 was $0.14.

2000 Employee Stock Purchase Plan

In April 2000 the Company adopted the 2000 Employee Stock Purchase Plan (the "Purchase Plan") under which 500,000 shares of common stock have been reserved for issuance. Eligible employees may elect to withhold up to 15% of their salary to purchase shares of the Company's common stock at a price equal to 85% of the market value of the stock at the beginning or ending of a six month offering period, whichever is lower. No more than 5,000 shares may be purchased by an eligible employee during any calendar year. The Purchase Plan will terminate in 2010. Under the Purchase Plan, 87,263, 27,184 and 64,606 shares were issued during the nine months ended September 30, 2004, and years ended December 31, 2003 and 2002.

The Company did not recognize compensation expense related to employee purchase rights in 2003, 2002 or 2001.

401(k) Plan

The Company sponsors a 401(k) Plan (the "401(k) Plan") which provides tax-deferred salary deductions for eligible employees. Employees may contribute up to 15% of their annual compensation to the 401(k) Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. The 401(k) Plan permits, but does not require, the Company to make matching contributions. To date, no such matching contributions have been made.

NOTE 6—INCOME TAXES:

At September 30, 2004, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $115,000,000 and $35,000,000 respectively, which expire in varying amounts beginning in 2007 through 2025. In addition, the Company has credit carryforwards of approximately $5,200,000 for federal and state purposes. The federal and state carryforwards expire in varying amounts through 2025. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss and tax credit carryforwards may be impaired or limited in certain circumstances. Events which could cause limitations in the use of net operating loss and tax credit carryforwards that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three-year period.

	September 30, 2004	December 31, 2003
Deferred taxes comprise the following (in thousands):		
Net operating loss carryforwards	$ 41,086	$ 38,108
Non-deductible reserves and accruals	5,113	2,433
Credit carryforwards	4,321	4,311
Capitalized research and development	2,934	2,849
Depreciation	427	226
Net deferred tax assets	53,881	47,927
Less: Valuation allowance	(53,881)	(47,927)
Net deferred tax assets	$ —	$ —

The Company believes that, based on number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of the deferred tax assets such that a full valuation allowance has been recorded. These factors include the Company's history of losses, and relatively high expense levels, the fact that the market in which the Company competes is intensely competitive and characterized by rapidly changing technology, the lack of carryback capacity to realize deferred tax assets and the uncertainty regarding market acceptance of the Company's products. The Company will continue to assess the realizability of the deferred tax assets based on actual and forecasted operating results.

Income tax expense differed from the amounts computed by applying the statutory federal income tax rate of 34% to pretax income as a result of the following (in thousands):

	September 30, 2004	December 31, 2003
Federal tax at statutory rate	$(4,282)	$(2,393)
Amortization of intangibles	83	206
Net operating loss not benefited	4,147	2,144
Nondeductible expenses	8	8
Nondeductible stock compensation	44	35
Total income tax expense	$ —	$ —

NOTE 7—COMMITMENTS AND CONTINGENCIES:

Lease commitments

The Company leases office space and equipment under non-cancelable operating leases with various expiration dates through 2007. Rent expense for operating leases was as follows (in thousands):

	Nine Months Ended September 30,	Year Ended December 31,	
	2004	2003	2002
Rent expense	$619	$837	$1,812

On July 18, 2002, the Company entered into a sublease agreement for the lease of new office space. Under the terms of the sublease agreement, commencing September 1, 2002 the Company became entitled to free rent until June 30, 2003. Subsequently, the Company will make monthly payments ranging from $0.65 per square foot to $1.35 per square foot until the sublease expires on March 31, 2007. As a result, the Company recorded its rent expense on a straight line basis and had $737,000 and $697,000 of deferred rent at September 30, 2004 and December 31, 2003, respectively. The Company's lease for the old office space expired on November 30, 2002.

On November 30, 2003, the Company entered into a capital lease for test equipment. The lease has a term of 38 months and at the end of the lease the Company may purchase the test equipment for $1.00. The Company may also purchase the test equipment after 14 months for $166,000 or after 20 months for $133,000.

Future minimum lease payments under non-cancelable operating leases and capital leases are as follows (in thousands):

Year Ending September 30,	Operating Leases	Capital Leases
2005	$1,154	$ 720
2006	1,036	86
2007	536	21
2008	—	—
2009 and beyond	—	—
Total minimum lease payments	$2,726	827
Less: amount representing interest		(63)
Present value of minimum lease payments		764
Less: current portion of capital lease obligations		(664)
Long-term capital lease obligations		$ 100

Inventory purchase commitments

At September 30, 2004 the Company had open purchase orders for the purchase of inventory totaling approximately $1.8 million. These purchase orders may only be cancelled if the foundry has not yet started production of the wafers to which the open purchase orders relate.

Contingencies

From time to time, in the normal course of business, various claims are made against the Company, its directors or officers. The Company has agreed to indemnify its officers and directors with respect to such claims, except in limited circumstances. For more information regarding the Company's indemnification obligations and pending litigation please see "Guarantees" below in this Note 7 and see Note 8 below.

Guarantees

In November 2002, the FASB issued FIN No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others—an interpretation of FASB Statements No. 5, 57 and 107 and rescission of FIN 34." The following is a summary of the Company's agreements that the Company has determined are within the scope of FIN 45.

The Company provides a limited warranty for up to one year for any defective products. During the nine months ended September 30, 2004 and year ended December 31, 2003 and 2002, warranty expense was insignificant. The Company has a reserve for warranty costs of $30,000, which has not changed in the past year.

In March 2004, the Company entered into a Security Agreement to provide collateral for outstanding standby letters of credit which totaled $0.7 million at September 30, 2004.

Pursuant to its bylaws, the Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director serving in such capacity. The term of the indemnification period is for the officer's or director's lifetime. To date, the Company has not incurred any costs in connection with these indemnification agreements. Accordingly, the Company has no liabilities recorded for these agreements as of September 30, 2004. The Company is self-insured for these and similar claims. The lawsuits described below in Note 8 involve claims that may be covered by these indemnification agreements.

The Company enters into indemnification provisions under (i) its agreements with other companies in its ordinary course of business, typically with business partners, contractors and customers, its sublandlord and (ii) its agreements with investors. Under these provisions the Company has agreed to generally indemnify and hold harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company's activities or, in some cases, as a result of the indemnified party's activities under the agreement. These indemnification provisions often include indemnifications relating to representations made by the Company with regard to intellectual property rights. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is unlimited. To date, the Company has not incurred any costs in connection with these indemnification agreements. Accordingly, the Company has no liabilities recorded for these agreements as of September 30, 2004.

NOTE 8—SUBSEQUENT EVENTS (LITIGATION):

The Company is a party to lawsuits in the normal course of its business. Litigation in general, and securities litigation in particular, can be expensive and disruptive to normal business operations. Moreover, the results of legal proceedings are difficult to predict. An unfavorable resolution of one or more of these lawsuits would materially adversely affect its business, results of operations, or financial condition. In addition, given the Company's financial condition and that the Company does not have insurance to offset the cost of litigation, the costs of defending one or more of these lawsuits will likely adversely affect the Company's financial condition. The Company cannot estimate the loss or range of loss that may be reasonably possible for any of the contingencies described and accordingly has not recorded any associated liabilities in its consolidated balance sheets. The Company accrues legal costs when incurred.

Federal Securities Class Actions

Beginning on November 4, 2004, Navtej S. Bhandari, Marc Cherbonnier, Abraham Goldberg and Frank Oravec filed four separate complaints purporting to be class actions in the United States District Court for the Northern District of California alleging that the Company and certain of its current or former officers and/or directors, Adya S. Tripathi, David P. Eichler and Graham K. Wright, violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. Plaintiffs purport to represent a putative class of stockholders who purchased or otherwise acquired the Company's securities between January 29, 2004 and October 22, 2004. The complaints contain various allegations, including that the Company made materially false and misleading statements with respect to its financial results and with respect to its business, prospects and operations in the Company's filings with the SEC, press releases and other disclosures. The complaints seek unspecified compensatory damages, attorneys' fees, expert witness fees, costs and such other relief as may be awarded by the Court.

On December 22, 2004, the Court entered a stipulation and order consolidating all of these complaints and ordering that the defendants need not respond to any of these complaints until after plaintiffs file a consolidated complaint. On January 4, 2005, plaintiffs filed motions for the appointment of lead plaintiff. The Court, by Order dated January 28, 2005, appointed Robert Poteet as the sole lead plaintiff and approved Milberg Weiss Bershad & Schulman LLP as lead counsel.

On July 11, 2005, the Company entered into a Stipulation and Settlement Agreement (the "Stipulation") which was filed with the Court on July 12, 2005. The settlement class consists of all persons who purchased the securities of Tripath between January 29, 2004 and June 13, 2005, inclusive. Under the terms of the Stipulation, the parties agreed that the class action will be dismissed in exchange for a payment of $200,000 in cash by Tripath and the issuance of 2.45 million shares of Tripath common stock which shall be exempt from registration pursuant to Section 3(a)(10) of the Securities Act of 1933. The Stipulation remains subject to the satisfaction of various conditions, including without limitation (1) final approval of the Stipulation by the Court, including a finding that the 2.45 million shares of Tripath common stock to be issued are exempt from registration pursuant to Section 3(a)(1) of the Securities Act of 1933 and (2) notification to members of the settlement class in the Class Action.

Derivative Shareholder Litigation

On December 7, 2004, plaintiff Mildred Lyon filed a purported derivative action in Santa Clara Superior Court against the Company and certain of its current or former officers and/or directors. This complaint appears to be based upon the same facts and circumstances as the federal class actions and makes the following claims: violation of Section 25402 of the California Corporations Code, breach of fiduciary duty and misappropriation of information, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment. On this basis, the complaint seeks unspecified compensatory damages, treble damages under Section 25502.5(a) of the California Corporations Code, extraordinary equitable and/or injunctive relief, restitution and disgorgement, attorneys' fees, expert witness fees, costs and such other relief as may be ordered by the Court.

On December 27, 2004, the Court entered a stipulation and order extending the time for the Company to respond to the complaint to February 23, 2005. On February 16, 2005, the Court entered an order further extending the time for the Company to respond to the complaint to March 25, 2005. On March 10, 2005, the Court ordered that the individual defendants shall have through and including April 25, 2005 to file any motions to quash and/or dismiss for lack of personal jurisdiction, and that all defendants shall have thirty (30) days from the date the court issues a ruling on any motions to quash and/or dismiss for lack of personal jurisdiction to respond to the complaint, or in the event that no such motions are brought, extended the time for all defendants to respond to the complaint to April 25, 2005. On April 4, 2005, the Court ordered that all deadlines shall be stayed for Defendants filing any motions to quash and/or dismiss for lack of personal jurisdiction, or otherwise respond to the Complaint, until such date as the parties mutually designate to the Court for the Court's approval. A Case Management Conference is scheduled for August 16, 2005 before the Court.

The parties currently are having settlement discussions.

Langley Securities Fraud Litigation

On or about June 2, 2005, plaintiff Langley Partners, L.P. ("Langley") filed a complaint in the United States District Court for the Southern District of New York alleging claims against the Company, Dr. Adya Tripathi, the Company's President and Chief Executive Officer, and David Eichler, the Company's former Chief Financial Officer. Langley alleges that it entered into a stock purchase agreement with Tripath on or about August 2, 2004 in which Langley purchased 1 million shares of Tripath common stock at a purchase price of $2.00 per share. Langley also alleges that it consented to the receipt of the Company's Prospectus dated August 2, 2004 and the accompanying Prospectus dated June 1, 2004 which specifically incorporated certain of the Company's filings with the SEC from March through July 2004. The complaint generally alleges that the Company and the individual defendants made materially false and misleading statements with respect to the Company's financial results and with respect to its business, prospects, internal accounting controls and design wins on Godzilla products in the Company's filings with the SEC, press releases and other documents. The complaint alleges claims against the Company and the individual defendants for violations of Sections 10(b) and 20(a) of the Exchange Act, fraud, breach of contract, unjust enrichment and money had and received, rescission and violations of Sections 11 and 15 of the Securities Act. On this basis, the complaint seeks unspecified compensatory damages and restitution in an amount in excess of $2 million, rescission of the purchase agreement and a return of $2 million, unspecified punitive damages, costs and such other relief as may be awarded by the Court.

On July 12, 2005, the Company served a motion to transfer this action from the Southern District of New York to the United States District Court for the Northern District of California on plaintiff. The Company filed this motion with the Court on July 20, 2005. This motion has not yet been fully briefed. A Pre-Trial Conference is scheduled before the Court on August 25, 2005. On June 29, 2005, the Court entered a stipulation and order extending the time for all defendants to respond to the complaint until August 2, 2005. The parties have agreed in principle to submit a further stipulation and proposed order to the Court extending the time for all defendants to respond to the complaint until 14 days after the Court's ruling on the motion to transfer or 40 days after all briefing on the motion to transfer is filed, whichever is earlier. The Company has not yet responded to the complaint.

Changes in and Disagreements with Accountants

As previously disclosed in our current report on Form 8-K dated October 18, 2004 and filed on October 22, 2004, in October 2004, our former independent registered public accountants, BDO Seidman LLP ("BDO"), provided our audit committee with a letter citing what BDO asserted are two "material weaknesses" over the Company's internal controls over financial reporting: one regarding the lack of effectiveness of the Company's audit committee and the other regarding the lack of controls in place to estimate distributor returns in accordance with SFAS No. 48. Following discussions with employees of the Company, representatives of BDO further orally advised the Company that BDO had concerns regarding the appropriate accounting for approximately $1.3 million of product that, upon the Company's inquiries, one of the Company's distributors, Macnica (the "Distributor"), reported had been returned to the Distributor by the Distributor's customers (the "Product Return"). In response to both the letter and the verbal comments, the audit committee instructed the Company's Chief Financial Officer to investigate this matter and report the findings to the audit committee. As a result of the litigation matters referenced above, the Company retained outside litigation counsel to represent the Company in responding to the aforementioned complaints. In addition, the audit committee and the Chief Financial Officer directed litigation counsel to further conduct an internal investigation into the verbal concerns raised by BDO regarding the Product Return. Separately, the audit committee, with the assistance of the Company's Chief Financial Officer investigated BDO's assertion regarding the lack of controls in place to estimate distributor returns.

The audit committee received an initial report from the Company's litigation counsel on findings of the internal investigation on January 21, 2005 and requested additional investigation by litigation counsel. On January 25, 2005, litigation counsel made a supplemental report on the findings of the internal investigation to date. Following the presentation of such report, including discussion of the findings of the forensic accountant hired by the litigation counsel with the approval of the audit committee, the audit committee concluded that the Company's Country Manager for the Japan Sales Office (who is no longer employed with the Company) agreed in an arrangement outside the formal paperwork of the transactions underlying the Product Return that the Distributor could return the products back to the Company at the Distributor's discretion.

The audit committee investigation and discussion included a review of the Company's compliance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements" ("SAB 104") as applied to the circumstances surrounding the Product Return. Under SAB 104, a requirement for revenue recognition is that all of the following criteria must be met: (1) there is persuasive evidence that an arrangement exists, (2) delivery of goods has occurred, (3) the sales price is fixed or determinable, and (4) collectibility is reasonably assured. In addition, pursuant to the Company's revenue recognition policy, for sales to distributors, the Company defers recognition of revenue until such time that the distributor sells products to its customers based upon receipt of point-of-sales reports from the distributor. In limited circumstances, revenue may be recognized when sold to a distributor if the distributor acknowledges in writing that there is no right of return and such sale also otherwise meets the SAB 104 requirements. The internal investigation revealed that approximately $1.4 million of a sale of the Company's product to the Distributor did not meet the foregoing criteria because a former employee of the Company had agreed that the Distributor could return the product at the Distributor's discretion, which forms the basis of the Restatement. This former employee had on this occasion agreed to a term of sale that was outside of the Company's standard practices and was not referenced in the documentation related to the sale submitted to the Company's finance department. Given the discovery of this arrangement for the Distributor to return the product, the Audit Committee concluded on January 25, 2005 that the Company should restate certain financial information that was previously reported in the Company's Form 10-Q for the quarter ended June 30, 2004 filed with the Securities and Exchange Commission on August 6, 2004 (the "Initial Restatement"). Following further investigation, the Audit Committee concluded on May 5, 2005 that the Company should restate the financial statements (the "Additional Restatement") that were previously included in its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2004, June 30, 2004 and December 31, 2004 as well as the financial statements for the nine month transition period ended September 30, 2004 previously included in its Transition Report on Form 10-K/T. For more information regarding the Initial Restatement and Additional Restatement, please see Note 9 to our consolidated financial statements, "Restatement of Previously Reported Quarterly and Transition Period Financial Information." In addition, the Audit Committee approved certain changes to the Company's internal controls over financial reporting as an additional remedial action in response to the report of the litigation counsel and its forensic accountant and to the report by the Company's Chief Financial Officer.

SEC Investigation

On or about November 9, 2004, the U.S. Securities and Exchange Commission (the "SEC") requested that the Company voluntarily produce documents responsive to certain document requests in the investigation entitled In the Matter of Tripath Technology, Inc. The SEC generally has requested information concerning the facts and circumstances surrounding the Company's October 22, 2004 press release and related accounting matters. The Company has produced documents and is continuing to produce documents in response to the SEC's requests. The Company has cooperated with the SEC in its review of these matters.

On or about February 24, 2005, the SEC, pursuant to Section 20(a) of the Securities Act of 1933 (the "Securities Act") and Section 21(a) of the Securities Exchange Act of 1934 (the "Exchange Act"), issued a formal order of private investigation to determine whether there have been any violations of Section 17(a) of the Securities Act and Sections 10(b), 13(a), 13(b)(2)(A), 13(b)(2)(B) and 13(b)(5) of the Exchange Act and Rules 10b-5, 12b-20, 13a-13, 13a-14, 13b2-1 and 13b2-2 thereunder.

NOTE 9—RESTATEMENT OF PREVIOUSLY REPORTED QUARTERLY AND TRANSITION PERIOD FINANCIAL INFORMATION:

As originally described in the Company's Current Report on Form 8-K dated October 18, 2004 and filed with the Securities and Exchange Commission on October 22, 2004 (the "Prior 8-K"), the Company's Audit Committee initiated an internal investigation regarding certain purported product returns (the "Product Returns") to one of the Company's distributors, Macnica Japan ("Macnica"), by its customers. The Audit Committee investigation and discussion included a review of the Company's compliance with Securities and Exchange

Commission Staff Accounting Bulletin No. 104 "Revenue Recognition in Financial Statements" ("SAB 104") as applied to the circumstances surrounding the Product Returns. Under SAB 104, a requirement for revenue recognition is that all of the following criteria must be met: (1) there is persuasive evidence that an arrangement exists, (2) delivery of goods has occurred, (3) the sales price is fixed or determinable, and (4) collectibility is reasonably assured. In accordance with SAB 104, the Company's revenue recognition policy, for sales to distributors, requires that the Company defer recognition of revenue until such time that the distributor sells products to its customers based upon receipt of point-of-sales reports from the distributor. As of the Audit Committee's determination on January 25, 2005, the internal investigation revealed that approximately $1.4 million of a sale of the Company's product to Macnica did not meet the foregoing criteria because the Company's Country Manager for the Japan Sales Office (who is no longer employed by the Company) had agreed that Macnica could return the product to the Company at Macnica's discretion. The Audit Committee determined that this former employee had agreed to a term of sale that was outside of the Company's standard practices and was not referenced in the documentation related to the sale submitted to the Company's finance department. Given the discovery of this arrangement for Macnica to return the product, the Company's Audit Committee concluded that the Company should restate certain financial information that was previously reported in the Company's Form 10-Q for the quarter ended June 30, 2004, filed with the Securities and Exchange Commission on August 6, 2004 (the "June 2004 Form 10-Q") to properly reflect its revenue and related financial information for the referenced periods (the "Initial Restatement"). Accordingly, the Company advised in the Prior 8-K that the Consolidated Statement of Operations for the three months and six months ended June 30, 2004 and the Consolidated Balance Sheet as of June 30, 2004 included in the June 2004 Form 10-Q should no longer be relied upon because of errors in such financial statements. The financial impact of the Initial Restatement was reflected in the Company's Transition Report on Form 10-K/T for the transition period ended September 30, 2004 filed with the Securities and Exchange Commission on February 3, 2005 (the "Transition Report").

The Audit Committee directed that the internal investigation continue following reporting of the Initial Restatement. As a result of this further investigation, on May 5, 2005 the Audit Committee determined that additional sale transactions with Macnica, as well as with an additional distributor of the Company, Uniquest, did not meet the Company's revenue recognition criteria and the requirements of SAB 104. In certain circumstances, the same former employee of the Company had agreed that Macnica could return the referenced product at Macnica's discretion. This former employee had on these occasions agreed to a term of sale that was outside of the Company's standard practices and was not referenced in the documentation related to the sale submitted to the Company's finance department. In addition, the Audit Committee determined that, in certain other circumstances, Macnica had shipped product not to end customers but to other distributors and the Company had relied on point-of-sales reports submitted to the Company by Macnica that indicated the referenced product had been shipped to an end customer of Macnica when such product had only been shipped to other distributors. Recognition of revenue on sales between distributors instead of to the end customers is not permitted under the Company's revenue recognition policies. Further, the Audit Committee determined that certain sales transactions with Uniquest did not meet the Company's revenue recognition criteria and the requirements of SAB 104 because in certain circumstances, employees of Uniquest had incorrectly reported to the Company the date of shipments to end customers.

As a result, the Audit Committee concluded on May 5, 2005 that the Company should restate certain financial information (the "Additional Restatement") that was previously reported in the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2004, June 30, 2004 and December 31, 2004 as well as certain financial information for the quarter and transition period ended September 30, 2004 that was previously reported in the Company's Transition Report. The Additional Restatement was based on the Audit Committee's conclusion on such date that the Consolidated Balance Sheets as of March 31, 2004, June 30, 2004,

September 30, 2004 and December 31, 2004 and the related Consolidated Statements of Operations for the three months ended March 31, 2004, the three and six months ended June 30, 2004, the nine month transition period ended September 30, 2004 and the three months ended December 31, 2004 should no longer be relied upon because of errors in such financial statements. The Additional Restatement was originally described in our Current Report on Form 8-K dated May 5, 2005 and filed with the Securities and Exchange Commission on May 11, 2005.

Following receipt of a final report on the internal investigation, the Audit Committee determined that the internal investigation had been completed on June 15, 2005. The internal investigation revealed errors in the Company's financial statements for 2002 and 2003. Such errors included certain shipments between distributors rather than to end-customers which was not noted on applicable point-of-sales reports, inaccurate shipment dates on certain point-of-sales reports, and inaccurate quantities noted on certain point-of-sales reports. The Company reviewed these errors with reference to the guidelines set forth in SAB99. Based upon such review, the Company concluded that such errors were immaterial and thus would not result in a restatement of 2002 or 2003 financial statements.

The following table provides a reconciliation of amounts previously reported in the Company's Form 10-Q for the quarter ended March 31, 2004 with amounts adjusted for the Initial Restatement and the Additional Restatement.

CONSOLIDATED STATEMENT OF OPERATIONS
(unaudited)
(in thousands, except per share data)

	Three Months Ended March 31, 2004				
	Previously Reported (1)	Restatement Adjustment	Restated Total	Three Months Ended December 31, 2003	Six Months Ended March 31, 2004 Restated
Revenue	$ 4,166	$(893)(2)	$ 3,273	$ 4,126	$ 7,399
Cost of revenue	2,972	(599)(3)	2,373	2,769	5,142
Gross profit (loss)	1,194	(294)	900	1,357	2,257
Operating expenses:					
Research and development	1,718	—	1,718	1,669	3,387
Selling, general and administrative	1,269	—	1,269	1,082	2,351
Total operating expenses	2,987	—	2,987	2,751	5,738
Loss from operations	(1,793)		(2,087)	(1,394)	(3,481)
Interest and other income (expense), net	8	—	8	8	16
Net loss	$ (1,785)	$(294)	$ (2,079)	$ (1,386)	$ (3,465)
Basic and diluted net loss per share	$ (0.04)		$ (0.05)	$ (0.03)	$ (0.07)
Number of shares used to compute basic and diluted net loss per share	45,266		45,266	43,853	46,845

TRIPATH TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

CONSOLIDATED BALANCE SHEET (UNAUDITED)
(in thousands)

	March 31, 2004		
	Previously Reported (1)	Restatement Adjustment	Restated Total
ASSETS			
Current assets:			
Cash, cash equivalents and restricted cash	$ 9,183	$ —	$ 9,183
Accounts receivable, net	2,692	—	2,692
Inventories, net	7,016	599(3)	7,615
Prepaid expenses and other current assets	257	—	257
Total current assets	19,148	599	19,747
Property and equipment, net	1,949	—	1,949
Other assets	83	—	83
Total assets	$ 21,180	$ 599	$ 21,779
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 4,742	$ —	$ 4,742
Current portion of capital lease obligations	477	—	477
Current portion of deferred rent	140	—	140
Accrued expenses	922	—	922
Deferred distributor revenue	1,112	893(2)	2,005
Total current liabilities	7,393	893	8,286
Long term liabilities:	1,011	—	1,011
Stockholders' equity:			
Common stock	47	—	47
Additional paid-in capital	194,254	—	194,254
Deferred stock-based compensation	(176)	—	(176)
Accumulated deficit	(181,349)	(294)	(181,643)
Total stockholders' equity	12,776	(294)	12,482
Total liabilities and stockholders' equity	$ 21,180	$ 599	$ 21,779

(1) As previously reported in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

(2) Reflects the deferral of revenue of approximately $893,000 relating to products subject to a right of return.

(3) Reflects an increase in inventory of $599,000 relating to the deferred cost associated with the deferred revenue.

TRIPATH TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

The following table provides a reconciliation of amounts previously reported in the Company's Form 10-Q for the quarter ended June 30, 2004 and the Company's Transition Report on Form 10 K/T for the nine months ended September 30, 2004 with amounts adjusted for the Initial Restatement and the Additional Restatement.

Consolidated Statement of Operations (unaudited):
(in thousands, except per share data)

	Three Months Ended June 30, 2004				
	Previously Reported (1)	Initial Restatement Adjustment	Restated Total Previously Reported (2)	Additional Restatement Adjustment	Restated Total
Revenue	$ 4,407	$(1,370)(3)	$ 3,037	$(436)(5)	$ 2,601
Cost of revenue	3,222	(607)(4)	2,615	(281)(6)	2,334
Gross profit (loss)	1,185	763	422	(155)	267
Operating expenses:					
Research and development	1,876	—	1,876	—	1,876
Selling, general and administrative	1,154	—	1,154	—	1,154
Total operating expenses	3,030	—	3,030	—	3,030
Loss from operations	(1,845)	763	(2,608)	(155)	(2,763)
Interest and other income (expense), net	(40)	—	(40)	—	(40)
Net loss	$ (1,885)	$ 763	$ (2,648)	$(155)	$ (2,803)
Basic and diluted net loss per share	$ (0.04)		$ (0.06)		$ (0.06)
Number of shares used to compute basic and diluted net loss per share	45,878		45,878		45,878

	Six Months Ended June 30, 2004				
	Previously Reported (1)	Restatement Adjustment	Restated Total Previously Reported (2)	Additional Restatement Adjustment	Restated Total
Revenue	$ 8,573	$(1,370)(2)	$ 7,203	$(1,329)	$ 5,874
Cost of revenue	6,194	(607)(3)	5,587	(880)	4,707
Gross profit (loss)	2,379	(763)	1,616	(449)	1,167
Operating expenses:					
Research and development	3,594	—	3,594	—	3,594
Selling, general and administrative	2,423	—	2,423	—	2,423
Total operating expenses	6,017	—	6,017	—	6,017
Loss from operations	(3,638)	(763)	(4,401)	(449)	(4,850)
Interest and other income (expense), net	(32)	—	(32)	—	(32)
Net loss	$ (3,670)	$ (763)	$ (4,433)	$ (449)	$ (4,882)
Basic and diluted net loss per share	$ (0.08)		$ (0.10)		$ (0.11)
Number of shares used to compute basic and diluted net loss per share	45,752		45,752		45,752

TRIPATH TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

Consolidated Balance Sheet (unaudited) (in thousands)

	June 30, 2004				
	Previously Reported (1)	Initial Restatement Adjustment	Restated Total Previously Reported (2)	Additional Restatement Adjustment	Restated Total
ASSETS					
Current assets:					
Cash, cash equivalents and restricted cash	$ 5,485	$ —	$ 5,485	$ —	$ 5,485
Accounts receivable, net	2,746	—	2,746	—	2,746
Inventories	7,576	607(3)	8,183	880(8)	9,063
Prepaid expenses and other current assets	167	—	167	—	167
Total current assets	15,974	607	16,581	880	17,461
Property and equipment, net	1,761	—	1,761	—	1,761
Other assets	117	—	117	—	117
Total assets	$ 17,852	$ 607	$ 18,459	$ 880	$ 19,339
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities:					
Accounts payable	$ 3,831	$ —	$ 3,831	$ —	$ 3,831
Current portion of capital lease obligations	531	—	531	—	531
Current portion of deferred rent	256	—	256	—	256
Accrued expenses	690	—	690	—	690
Deferred distributor revenue	767	1,370(2)	2,137	1,329(7)	3,466
Total current liabilities	6,075	1,370	7,445	1,329	8,774
Long term liabilities	795	—	795	—	795
Stockholders' equity:					
Common stock	47	—	47	—	47
Additional paid-in capital	194,304	—	194,304	—	194,304
Deferred stock-based compensation	(135)	—	(135)	—	(135)
Accumulated deficit	(183,234)	(763)	(183,997)	(449)	(184,446)
Total stockholders' equity	10,982	(763)	10,219	(449)	9,770
Total liabilities and stockholders' equity	$ 17,852	$ 607	$ 18,459	$ 880	$ 19,339

(1) As previously reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

(2) As previously reported in the Company's Transition Report on Form 10-K/T for the nine months ended September 30, 2004.

(3) Reflects the deferral of revenue of approximately $1.4 million relating to products subject to a right of return.

(4) Reflects an increase in inventory in transit of $1.6 million relating to the inventory subject to a right of return by the Company's Japanese distributor, partially offset by an increase in inventory reserves to fully reserve the TA2022 product subject to a right of return by the Japanese distributor.

TRIPATH TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

(5) Reflects the deferral of revenue of approximately $436,000 relating to product shipped not to end customers but to other distributors.

(6) Reflects an increase in inventory of approximately $281,000 relating to the deferred cost associated with the deferred revenue.

(7) Reflects the cumulative effect of deferrals of revenue of approximately $893,000 and $436,000 for a total of $1,329,000 relating to products shipped not to end customers but to other distributors.

(8) Reflects the cumulative effect of an increase in inventory of approximately $599,000 and $281,000 for a total of $880,000 relating to the deferred cost associated with the deferred revenue.

The following table provides a reconciliation of amounts previously reported in the Company's Transition Report on Form 10-K/T for the three and nine months ended September 30, 2004 with amounts adjusted for the Initial Restatement and the Additional Restatement.

Consolidated Statement of Operations

	Three Months Ended September 30, 2004		
	Previously Reported (1)	Restatement Adjustment	Restated Total
Net revenues	$ 2,218	$1,077	$ 3,295
Gross profit	(4,085)	356	(3,729)
Operating loss	(7,145)	356	(6,789)
Net loss	(7,139)	356	(6,783)
Basic and diluted net loss per share	$ (0.15)		$ (0.14)

	Nine Months Ended September 30, 2004		
	Previously Reported (1)	Restatement Adjustment	Restated Total
Revenue	$ 9,421	$(252)(2)	$ 9,169
Cost of revenue	7,574	(159)(3)	7,415
Provision for slow-moving, excess and obsolete inventory	4,316	—	4,316
Gross loss	(2,469)	(93)	(2,562)
Operating expenses:			
Research and development	5,521	—	5,521
Selling, general and administrative	3,556	—	3,556
Total operating expenses	9,077	—	9,077
Loss from operations	(11,546)	(93)	(11,639)
Interest and other income (expense) net	(26)	—	26
Net loss	$(11,572)	$ (93)	$(11,665)

	September 30, 2004		
	Previously Reported (1)	Restatement Adjustment	Restated Total
ASSETS			
Current assets:			
Cash, cash equivalents and restricted cash	$ 7,339	$—	$ 7,339
Accounts receivable, net	1,019	—	1,019
Inventories, net	3,780	159(3)	3,939
Prepaid expenses and other current assets	212	—	212
Total current assets	12,350	159	12,509
Property and equipment, net	1,674	—	1,674
Other assets	123	—	123
Total assets	$ 14,147	$159	$ 14,306
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 2,908	$—	$ 2,908
Current portion of capital lease obligations	664	—	664
Current portion of deferred rent	266	—	266
Accrued expenses	764	—	764
Deferred distributor revenue	823	252(2)	1,075
Total current liabilities	5,425	252	5,677
Long term liabilities:	471	—	571
Stockholders' equity:			
Common stock	49	—	49
Additional paid-in capital	199,333	—	199,333
Deferred stock-based compensation	(95)	—	(95)
Accumulated deficit	(191,136)	(93)	(191,229)
Total stockholders' equity	8,151	(93)	8,058
Total liabilities and stockholders' equity	$ 14,147	$159	$ 14,306

(1) As previously reported in the Company's Transition Report on Form 10-K/T for the nine months ended September 30, 2004.

(2) Reflects the net cumulative deferral of revenue of approximately $252,000 relating to products subject to a right of return and product shipped not to end customers but to other distributors.

(3) Reflects a net cumulative increase in inventory of approximately $159,000 relating to the deferred cost associated with the deferred revenue.

TRIPATH TECHNOLOGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Summarized quarterly financial information for the nine months ended September 30, 2004 and years ended December 31, 2003 and 2002 is as follows (in thousands, except per share data):

2004	First Quarter Restated	Second Quarter Restated	Third Quarter Restated
Net revenues	$ 3,273	$ 2,601	$ 3,295
Provision for slow-moving, excess and obsolete inventory (Note 1)	$ —	$ 254	$ 4,082
Gross profit	$ 900	$ 267	$(3,729)
Operating loss	$(2,087)	$(2,763)	$(6,789)
Net loss	$(2,079)	$(2,803)	$(6,783)
Basic and diluted net loss per share	$ (0.05)	$ (0.06)	$ (0.14)

Note 1. Provision for slow-moving, excess and obsolete inventory

During the quarter ended September 30, 2004 the Company recorded a provision for slow-moving, excess and obsolete inventory of approximately $4.3 million. The inventory charge related to slow-moving and excess inventory for the Company's TA1101B, TA3020, TA2041, TA2022 and leaded TA2024 products, the TK2350, TK2051, TK2150, TK2050 and TK2052 chipsets, and Kauai 2BB and U461 die based on a decline in forecasted sales for these parts.

Note 2. Accretion on preferred stock

On January 24, 2002, the Company completed a financing in which it raised $21 million in gross proceeds through a private placement of non-voting Series A Preferred Stock and warrants, at $30 per unit to a group of investors, which was convertible into 13,999,000 shares of common stock and warrants to purchase 3,303,760 shares of common stock. Each share of Series A Preferred Stock was convertible into 20 shares of Common Stock (or an effective Common Stock price of $1.50 per share). As a result of the favorable conversion price of the shares and related warrants at the date of issuance, the Company recorded accretion of approximately $15 million relating to the beneficial conversion feature representing the difference between the accounting conversion price and the fair value of the common stock on the date of the transaction, after valuing the warrants issued in connection with the financing transaction.

Nine months ended September 30, 2003 (unaudited)

The following information is being presented for comparative purposes since the Company changed its fiscal year end from December 31 to September 30, effective as of September 30, 2004.

	Nine Months Ended September 30, 2003
Net revenues	$ 9,765
Gross profit	$ 2,824
Operating loss	$(5,843)
Net loss	$(5,829)
Basic and diluted net loss per share	$ (0.14)

NOTE 10—EVENT (UNAUDITED) SUBSEQUENT TO THE DATE OF THE REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM:

$4.35 Million Financing

On March 3, 2005, the Company completed a financing through the sale of 4,833,335 shares of common stock at a price of $0.90 per share, for gross proceeds of $4.35 million, and warrants to purchase 966,667 shares of common stock. The warrants have an exercise price of $1.25 per share.

Litigation Update

SEC Investigation

On or about November 9, 2004, the U.S. Securities and Exchange Commission (the "SEC") requested that the Company voluntarily produce documents responsive to certain document requests in the investigation entitled *In the Matter of Tripath Technology, Inc.* On or about January 25, 2004, February 14, 2005, and February 16, 2005, the SEC made additional documents requests. The SEC generally has requested information concerning the facts and circumstances surrounding the Company's October 22, 2004 press release and related accounting matters. The Company has produced documents and is continuing to produce documents in response to the SEC's requests. The Company has cooperated with the SEC in its review of these matters.

On February 24, 2005, the SEC, pursuant to Section 20(a) of the Securities Act of 1933 (the "Securities Act") and Section 21(a) of the Securities Exchange Act of 1934 (the "Exchange Act"), issued a formal order of private investigation to determine whether there have been any violations of Section 17(a) of the Securities Act and Sections 10(b), 13(a), 13(b)(2)(A), 13(b)(2)(B) and 13(b)(5) of the Exchange Act and Rules 10b-5, 12b-20, 13a-13, 13a-14, 13b2-1 and 13b2-2 thereunder.

Federal Securities Class Actions

Beginning on November 4, 2004, plaintiffs filed four separate complaints purporting to be class actions in the United States District Court for the Northern District of California alleging that the Company and certain of its officers and/or directors violated Sections 10(b) and 20(a) of the Exchange Act. Plaintiffs purport to represent a putative class of shareholders who purchased or otherwise acquired Tripath securities between January 29, 2004 and October 22, 2004. The complaints contain varying allegations, including that the Company and the individual defendants made materially false and misleading statements with respect to its financial results and with respect to its business, prospects and operations in the Company's filings with the SEC, press releases and other disclosures. The complaints seek unspecified compensatory damages, attorneys' fees, expert witness fees, costs and such other relief as may be awarded by the Court.

On December 22, 2004, the Court entered a stipulation and order consolidating all of these complaints and ordering that the defendants need not respond to any of these complaints until after plaintiffs file a consolidated complaint. On January 4, 2005, plaintiffs filed motions for the appointment of lead plaintiff. The Court, by Order dated January 28, 2005, appointed Robert Poteet as the sole lead plaintiff and approved Milberg Weiss Bershad & Schulman LLP as lead counsel.

On July 11, 2005, the Company entered into a Stipulation and Settlement Agreement (the "Stipulation") which was filed with the Court on July 12, 2005. The settlement class consists of all persons who purchased the securities of Tripath between January 29, 2004 and June 13, 2005, inclusive. Under the terms of the Stipulation, the parties agreed that the class action will be dismissed in exchange for a payment of $200,000 in cash by Tripath and the issuance of 2.45 million shares of Tripath common stock which shall be exempt from registration pursuant to Section 3(a)(10) of the Securities Act of 1933. The Stipulation remains subject to the satisfaction of various conditions, including without limitation (1) final approval of the Stipulation by the Court, including a finding that the 2.45 million shares of Tripath common stock to be issued are exempt from registration pursuant to Section 3(a)(1) of the Securities Act of 1933 and (2) notification to members of the settlement class in the Class Action.

Derivative Shareholder Litigation

On December 7, 2004, plaintiff Mildred Lyon filed a purported derivative action in Santa Clara Superior Court against the Company and certain of its officers and/or directors. This complaint appears to be based upon the same facts and circumstances as the federal class actions and makes the following claims: violation of Section 25402 of the California Corporations Code, breach of fiduciary duty and misappropriation of information, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment. On this basis, the complaint seeks unspecified compensatory damages, treble damages under Section 25502.5(a) of the California Corporations Code, extraordinary equitable and/or injunctive relief, restitution and disgorgement, attorneys' fees, expert witness fees, costs, and such other relief as may be ordered by the Court.

On December 27, 2004, the Court entered a stipulation and order extending the time for the Company to respond to the complaint to February 23, 2005. On February 16, 2005, the Court entered an order further extending the time for the Company to respond to the complaint to March 25, 2005. On March 10, the court ordered that the individual defendants shall have through and including April 25, 2005 to file any motions to quash and/or dismiss for lack of personal jurisdiction, and that all defendants shall have thirty (30) days from the date the court issues a ruling on any motions to quash and/or dismiss for lack of personal jurisdiction to respond to the complaint, or in the event that no such motions are brought, extended the time for all defendants to respond to the complaint to April 25, 2005.

On April 4, 2005, the Court ordered that all deadlines shall be stayed for Defendants filing any motions to quash and/or dismiss for lack of personal jurisdictions, or otherwise respond to the complaint, until such date as the parties mutually designate to the Court for the Court's approval. A Case Management Conference is scheduled for August 16, 2005 before the Court. The parties are currently having settlement discussions.

Langley Securities Fraud Litigation

On or about June 2, 2005, plaintiff Langley Partners, L.P. ("Langley") filed a complaint in the United States District Court for the Southern District of New York alleging claims against the Company, Dr. Adya Tripathi, the Company's President and Chief Executive Officer, and David Eichler, the Company's former Chief Financial Officer. Langley alleges that it entered into a stock purchase agreement with Tripath on or about August 2, 2004 in which Langley purchased 1 million shares of Tripath common stock at a purchase price of $2.00 per share. Langley also alleges that it consented to the receipt of the Company's Prospectus dated August 2, 2004 and the accompanying Prospectus dated June 1, 2004 which specifically incorporated certain of the Company's filings with the SEC from March through July 2004. The complaint generally alleges that the Company and the individual defendants made materially false and misleading statements with respect to the Company's financial results and with respect to its business, prospects, internal accounting controls and design wins on Godzilla products in the Company's filings with the SEC, press releases and other documents. The complaint alleges claims against the Company and the individual defendants for violations of Sections 10(b) and 20(a) of the Exchange Act, fraud, breach of contract, unjust enrichment and money had and received, rescission and violations of Sections 11 and 15 of the Securities Act. On this basis, the complaint seeks unspecified compensatory damages and restitution in an amount in excess of $2 million, rescission of the purchase agreement and a return of $2 million, unspecified punitive damages, costs and such other relief as may be awarded by the Court.

On July 12, 2005, the Company served a motion to transfer this action from the Southern District of New York to the United States District Court for the Northern District of California on plaintiff. The Company filed this motion with the Court on July 20, 2005. This motion has not yet been fully briefed. A Pre-Trial Conference is scheduled before the Court on August 25, 2005. On June 29, 2005, the Court entered a stipulation and order extending the time for all defendants to respond to the complaint until August 2, 2005. The parties have agreed in principle to submit a further stipulation and proposed order to the Court extending the time for all defendants to respond to the complaint until 14 days after the Court's ruling on the motion to transfer or 40 days after all briefing on the motion to transfer is filed, whichever is earlier. The Company has not yet responded to the complaint.

NOTE 11—SUPPLEMENTARY FINANCIAL INFORMATION (unaudited):

Summarized quarterly financial information for the nine months ended September 30, 2004 and years ended December 31, 2003 and 2002 is as follows (in thousands, except per share data):

2004

	First Quarter Restated	Second Quarter Restated	Third Quarter Restated
Net revenues	$ 3,273	$ 2,601	$ 3,295
Gross profit	$ 900	$ 267	$(3,729)
Operating loss	$(2,087)	$(2,763)	$(6,789)
Net loss	$(2,079)	$(2,803)	$(6,783)
Basic and diluted net loss per share	$ (0.05)	$ (0.06)	$ (0.14)

2003

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	$ 2,952	$ 3,139	$ 3,674	$ 4,126
Gross profit	$ 745	$ 919	$ 1,160	$ 1,357
Operating loss	$(2,479)	$(1,819)	$(1,545)	$(1,394)
Net loss	$(2,477)	$(1,816)	$(1,536)	$(1,386)
Basic and diluted net loss per share	$ (0.06)	$ (0.04)	$ (0.04)	$ (0.03)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On October 18, 2004, BDO Seidman, the independent accounting firm previously engaged as our auditing firm to audit our financial statements, resigned. The report of BDO Seidman on the financial statements for the fiscal year ended December 31, 2003 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principle. The decision by BDO Seidman to terminate the client-auditor relationship was not recommended or approved by the audit committee of our board of directors.

In connection with its audit for the fiscal year ended December 31, 2003 and through October 18, 2004, there were no disagreements with BDO Seidman on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which disagreements if not resolved to the satisfaction of BDO Seidman would have caused them to make reference thereto in their report on the financial statements for such years.

BDO Seidman's letter to the Securities and Exchange Commission stating its agreement with the statements made in our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 22, 2004, which are not materially different than the statements made herein, is filed as an exhibit to such Current Report on Form 8-K.

On November 21, 2004, we engaged the services of Stonefield Josephson, Inc., as our new independent auditors for our nine months ended September 30, 2004. Our Board of Directors, with the recommendation of the Audit Committee of the Board of Directors, authorized and approved the engagement of Stonefield Josephson, Inc. In deciding to select Stonefield Josephson, Inc., the Audit Committee and our management considered auditor independence issues raised by commercial relationships we have or may have with certain accounting firms. With respect to Stonefield Josephson, Inc., we do not have any commercial relationship with Stonefield Josephson, Inc. that would impair its independence. During our two most recent fiscal years ended December 31, 2003, and the subsequent interim period through November 21, 2004, we did not consult with Stonefield Josephson, Inc regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

On April 10, 2003, PricewaterhouseCoopers LLP, the independent registered public accounting firm previously engaged as our auditing firm to audit our financial statements, resigned. The reports of PricewaterhouseCoopers LLP on the financial statements for the fiscal years ended December 31, 2001 and 2002 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle, except that the reports for each of the fiscal years ended December 31, 2001 and 2002 included an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. The decision by PricewaterhouseCoopers LLP to terminate the client-auditor relationship was not recommended or approved by the audit committee of our board of directors.

In connection with its audits for the fiscal years ended December 31, 2001 and 2002 and through April 10, 2003, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers LLP would have caused them to make reference thereto in their report on the financial statements for such years. In connection with the audit for the fiscal year ended December 31, 2002, our then chief financial officer made certain public comments following the filing of Form 10-K/A on April 1, 2003 indicating management's disagreement with PricewaterhouseCoopers LLP including in its audit report on our financial statements for the year ended December 31, 2002 a reference to the existence of substantial doubt regarding our ability to continue as a going concern. The audit committee of our board of directors did not discuss the subject matter of this disagreement with PricewaterhouseCoopers LLP. We have authorized PricewaterhouseCoopers LLP to respond fully to the inquiries of its successor accountant concerning the subject matter of such disagreement.

PricewaterhouseCoopers LLP's letter to the Securities and Exchange Commission stating its agreement with the statements made in our Current Report on Form 8-K filed with the Securities and Exchange Commission on April 17, 2003, which are not materially different than the statements made herein, is filed as an exhibit to such Current Report on Form 8-K.

On May 9, 2003, we engaged the services of BDO Seidman, LLP as our new independent auditors for our fiscal year ended December 31, 2003. Our Board of Directors, with the recommendation of the Audit Committee of the Board of Directors, authorized and approved the engagement of BDO Seidman. In deciding to select BDO Seidman, the Audit Committee and our management considered auditor independence issues raised by commercial relationships we have or may have with certain accounting firms. With respect to BDO Seidman, we do not have any commercial relationship with BDO Seidman that would impair its independence. During our fiscal years ended December 31, 2002 and 2001, and the subsequent interim period through May 9, 2003, we did not consult with BDO Seidman regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

ITEM 9A. CONTROLS AND PROCEDURES

Controls Evaluation and Related CEO and CFO Certifications

We have evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as of the end of the period covered by this Transition Report. The controls evaluation was done under the supervision and with the participation of management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO) and has allowed us to make conclusions, as set forth below, regarding the state of our disclosure controls and procedures.

Attached as exhibits to this Transition Report are certifications of the CEO and the CFO, which are required in accordance with Rule 13a-14 of the Exchange Act. This "Controls and Procedures" section includes the information concerning the controls evaluation referred to in the certifications, and it should be read in conjunction with the certifications for a more complete understanding of the topics presented.

Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in our reports filed under the Exchange Act, such as this Transition Report, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Our disclosure controls and procedures are also designed to ensure that such information is accumulated and communicated to our management, including the CEO and CFO, to allow timely decisions regarding required disclosure. Our disclosure controls include components of our internal control over financial reporting, which consists of control processes designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles in the U.S. To the extent that components of our internal control over financial reporting are included within our disclosure controls, they are included in the scope of our quarterly controls evaluation.

Limitations on the Effectiveness of Controls

Management, including our CEO and CFO, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be attained. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in a cost-effective control system, no evaluation of controls can provide absolute assurance that all misstatements due to error or fraud, if any, may occur and not be detected on a timely basis. These inherent limitations include the possibility that judgments in decision-making can be faulty and that breakdowns can occur because of errors or mistakes. Our controls and procedures can also be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Furthermore, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Scope of the Controls Evaluation

The evaluation of our disclosure controls and procedures included a review of the controls' objectives and design, the Company's implementation of the controls and the effect of the controls on the information generated for use in this Transition Report. During the evaluation of our controls and procedures, we looked to identify data errors, control problems or acts of fraud and confirm that appropriate corrective action (including process improvements) was being undertaken. This evaluation is performed on a quarterly basis so that the conclusions of management, including the CEO and CFO, concerning the effectiveness of the disclosure controls and procedures can be reported in our Quarterly Reports on Form 10-Q and to supplement our disclosures made in our Annual Report on Form 10-K. The overall goal of the evaluation activity is to monitor our disclosure controls and procedures, and to modify them as necessary. We intend to maintain our disclosure controls and procedures as a dynamic system that changes as conditions warrant.

We also considered whether our evaluation identified any "significant deficiencies" or "material weaknesses" in our internal control over financial reporting, and whether we identified any acts of fraud involving personnel with a significant role in our internal control over financial reporting. Emphasis was placed on this information as it was important both for the controls evaluation and because item 5 in the certifications of the CEO and CFO requires that they disclose that information to our Board of Director's Audit Committee and to our independent auditors. In the professional auditing literature, "significant deficiencies" are defined as a control deficiency, or combination of deficiencies, that adversely affects the company's ability to initiate, authorize, record, process or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company's financial statements that is more than inconsequential will not be prevented or detected. Auditing literature defines "material weakness" as a "significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected."

As previously disclosed in our current report on Form 8-K dated October 18, 2004 and filed on October 22, 2004, in October 2004, our former independent registered public accountants, BDO Seidman LLP ("BDO") provided our Audit Committee with a letter citing what BDO asserted are two "material weaknesses" over our internal financial controls: one regarding the lack of effectiveness of our Audit Committee and the other regarding the lack of controls in place to estimate distributor returns in accordance with SFAS No. 48. In response to this letter, we added an additional independent member to its Board of Directors and Audit Committee who the Board of Directors determined was an Audit Committee Financial Expert, as such term is defined under rules promulgated by the Securities and Exchange Commission. We believe that there is no material weakness regarding the effectiveness of its Audit Committee following the appointment of such new member. In addition, the Audit Committee instructed our Chief Financial Officer to conduct an internal investigation as to the verbal concerns raised by BDO regarding the appropriate accounting for approximately $1.3 million of product that, upon our inquiries, one of our distributors, Macnica, reported had been returned to Macnica by Macnica's customers.

The audit committee investigation and discussion that was conducted following the end of the period covered by this Transition Report on Form 10-K/T/A included a review of the Company's compliance with Securities and Exchange Commission Staff Accounting Bulleting No. 104 "Revenue Recognition in Financial Statements"

("SAB 104") as applied to the circumstances surrounding the Product Returns (as defined above in Note 9 to the consolidated financial statements, "Restatement of Previously Reported Quarterly and Transition Period Financial Information"). Under SAB 104, a requirement for revenue recognition is that all of the following criteria must be met: (1) there is persuasive evidence that an arrangement exists, (2) delivery of goods has occurred, (3) the sales price is fixed or determinable, and (4) collectability is reasonably assured. In addition, pursuant to the Company's revenue recognition policy, for sales to distributors, the Company defers recognition of revenue until such time that the distributor sells products to its customers based upon receipt of point-of-sales reports from the distributor. In limited circumstances, revenue may be recognized when sold to a distributor if the distributor acknowledges in writing that there is no right of return and such sale also otherwise meets the SAB 104 requirements. The internal investigation revealed that approximately $1.4 million of a sale of the Company's product to Macnica did not meet the foregoing criteria because a former employee of the Company had agreed that Macnica would return the product at Macnica's discretion. This former employee had on this occasion agreed to a term of sale that was outside of the Company's standard practices and was not referenced in the documentation related to the sale submitted to the Company's finance department. Given the discovery of this arrangement for Macnica to return the product, the Audit committee concluded on January 25, 2005 that the Company should restate certain financial information that was previously reported in the Company's Form 10-Q for the quarter ended June 30, 2004 filed with the Securities and Exchange Commission on August 6, 2004 (the "Initial Restatement"). Following further investigation, the Audit Committee concluded on May 5, 2005 that the Company should restate the financial statements (the "Additional Restatement") that were previously included in its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2004, June 30, 2004, and December 31, 2004 as well as the financial statements for the nine-month transition period ended September 30, 2004 previously included in its Transition Report on Form 10-K/T. For more information regarding the Initial Restatement and the Additional Restatement, please see Note 9 to our consolidated financial statements, "Restatement of Previously Reported Quarterly and Transition Period Financial Information" included elsewhere in this Form 10-K/T/A. In addition, the Audit Committee approved certain changes to the Company's internal controls over financial reporting as an additional remedial action.

Changes in Internal Control Over Financial Reporting

Following the end of the period covered by this Transition Report on Form 10-K/T/A, we determined that certain changes were warranted in the Company's internal control over financial reporting regarding the review of sales orders. As a result, we have implemented a requirement that our sales personnel, including those managing our distributor relationships, certify in writing to our finance department that all arrangements relating to sales transactions are contained in the operative sales agreement or related purchase order provided to our finance department. In addition, the point-of-sale reports from our distributors, which are used as part of our revenue recognition policies and indicate shipment by the distributor of our products, include attestation that there are no arrangements related to rights of return, pricing, discounting, or other marketing concessions that are not contained in the operative sales agreement or related purchase order for the sale transaction and that there is a corresponding valid purchase order from the end customer for the sale of the product that is the subject of the point-of-sale report. Going forward, before sales from distributors are recognized, the distributor will certify to the Company that the final sales agreement and/or invoice include all of the terms related to the sale and return of the Company's products and that copies of such agreements and/or invoices are delivered to the Company at the same time as the order confirmation.

Conclusions

Based upon the evaluation of the effectiveness of our disclosure controls and procedures, our CEO and CFO believed that as of the end of the period covered by this Transition Report, our disclosure controls and procedures were effective to provide reasonable assurance that material information required to be included in our Exchange Act reports, including this Transition Report on Form 10-K/T, is made known to management, including the CEO and CFO, on a timely basis. There were no changes in our internal control over financial reporting that occurred during the quarter ended September 30, 2004, that has materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

While we seek to design our controls and procedures to provide reasonable assurance that information required to be disclosed in our periodic filings is timely disclosed, inherent limitations expose us to breakdowns in such controls and procedures. While our certifying officers believed that the design of our controls and procedures would ensure that material information related to the Company would be made known to them on a timely basis, in light of the circumstances underlying the Initial Restatement and the Additional Restatement, these controls and procedures for the financial statement periods covered by the Initial Restatement and the Additional Restatement were not effective. We have made certain changes to our internal control over financial reporting regarding the review of sales orders designed to address these circumstances, as further described above, although even these improvements to our controls and procedures cannot ensure that all errors or fraud will be prevented.

ITEM 9B. OTHER INFORMATION

On December 13, 2004, the Board of Directors of the Company amended Section 3.2 of the Bylaws of the Company to increase the authorized number of directors from four members to five members.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The following is a brief biography of each director of Tripath as of December 31, 2004.

Name	Age	Principal Occupation/Position Held With the Company
Dr. Adya S. Tripathi	52	President and Chief Executive Officer, Chairman of the Board
Mr. A.K. Acharya	48	President of HTL Co. Japan Ltd.
Mr. Andy Jasuja	54	Founder and Chairman of Sigma Systems Group
Mr. Y.S. Fu	56	President of Wyse Technology (Taiwan) Ltd.
Mr. Akifumi Goto	61	Chairman of Sanyo Semiconductor Corporation

Dr. Adya S. Tripathi founded Tripath and has served as our President, Chief Executive Officer and Chairman since our inception in 1995. Before founding Tripath, Dr. Tripathi held a variety of senior management and engineering positions with Advanced Micro Devices, Hewlett-Packard, International Business Machines ("IBM"), International Microelectronic Products ("IMP"), National Semiconductor and Vitel Communications. Dr. Tripathi holds Bachelor of Science and Master of Science degrees in Electrical Engineering from Banaras Hindu University in India. He pursued graduate work at the University of Nevada—Reno and the University of California—Berkeley, receiving his doctorate of philosophy in Electrical Engineering from the former in 1984. Dr. Tripathi has also taught at the University of California—Berkeley Extension.

Mr. A.K. Acharya has served as a director of Tripath since August 2002. Mr. Acharya is President of HTL Co. Japan Ltd, a software development company for semiconductor capital equipment, a position he has held since 1994. Mr. Acharya holds a Bachelor of Technology in Electrical Engineering from the Indian Institute of Technology in India and a Masters of Technology degree in Electrical Engineering—Control System and Instrumentation from the Institute of Technology, Banaras Hindu University in India.

Mr. Andy Jasuja has served as a director of Tripath since September 2002. Mr. Jasuja is the founder and Chairman of Sigma Systems Group, a provider of service management software for cable companies, a position he has held since 1994. Mr. Jasuja is an information technology professional with 27 years of experience in the software industry. Prior to founding Sigma, Mr. Jasuja spent several years in the banking and telecommunications industries in senior management and consulting roles. Mr. Jasuja holds a Bachelors degree in Electrical Engineering from the Institute of Technology in Varansi, India and a Masters degree in Systems Design Engineering from the University of Waterloo in Canada.

Mr. Y.S. Fu has served as a director of Tripath since May 2002. Mr. Fu is President of Wyse Technology (Taiwan) Ltd., a server-centric computing company, a position he has held since 1998. He was previously President of WK Technology Investment Co., a technology investment firm based in Taiwan. Mr. Fu has also held positions with Logitech Far East Ltd., Qume and Texas Instruments. Mr. Fu has a degree in Mechanical Engineering from Chung-Yuan Christian University and a Masters of Business Administration from West Coast University in California.

Mr. Akifumi Goto has served as a director of Tripath since December 2004. Mr. Goto has served as Chairman of SANYO Semiconductor Corporation since November 2002. From February 1993 to October 2002 he served as its President and Chief Executive Officer, and from February 1983 to January 1993, Mr. Goto served as its Executive Vice President. Mr. Goto joined SANYO in January 1978. Mr. Goto received a B.S. in Electrical Engineering from Tamagawa University and his M.B.A. from Santa Clara University.

The following table sets forth certain information regarding our executive officers as of September 30, 2004:

Name	Age	Position
Dr. Adya S. Tripathi	52	President and Chief Executive Officer, Chairman of the Board
Clarke Seniff	46	Chief Financial Officer, Vice President of Finance and Corporate Secretary
Dr. Naresh C. Sharma	54	Vice President of Operations
Graham K. Wright	46	Vice President of Sales and Marketing (1)

(1) Mr. Wright's employment with the Company ceased in January 2005

Dr. Adya S. Tripathi founded Tripath and has served as our President, Chief Executive Officer and Chairman since our inception in 1995. Before founding Tripath, Dr. Tripathi held a variety of senior management and engineering positions with Advanced Micro Devices, Hewlett-Packard, International Business Machines ("IBM"), International Microelectronic Products ("IMP"), National Semiconductor and Vitel Communications. Dr. Tripathi holds Bachelor of Science and Master of Science degrees in Electronics Engineering from Benaras Hindu University in India. He pursued graduate work at the University of Nevada—Reno and the University of California—Berkeley, receiving his doctorate of philosophy in Electrical Engineering from the former in 1984. Dr. Tripathi has also taught at the University of California—Berkeley Extension.

Clarke Seniff has served as our Chief Financial Officer, Vice President of Finance and Corporate Secretary since September 2004. From January 2002 through August 2004, Mr. Seniff was involved with his own accounting consulting practice, where his clients included various venture capital and equity buyout firms focusing on emerging and high growth technology firms. From June 1999 through August 2002, he served as CFO at NexPrise Incorporated, a developer of enterprise software, and CEO for Coastek Corporation, a provider of security solutions for global electronic commerce. Mr. Seniff has also held positions with the Alliance Group, Aromatics and Chemical, PepsiCo, Ameranda Hess, Schlumberger and Ernst & Whinney. He received his BBA in Accounting from George Washington University in 1981.

Dr. Naresh C. Sharma has served as our Vice President of Operations since August 2001. Dr. Sharma joined Tripath in 1998 serving as Director of Process Engineering and Development. Prior to joining us, from 1997 to 1998, Dr. Sharma was Director, Foundry FAB Operations at Alliance Semiconductor and from 1992 to 1997, he was Senior Manager, Strategic Fabs at Cirrus Logic. Dr. Sharma has also held various management and engineering positions at Cypress Semiconductor, National (Fairchild) Semiconductor and American Microsystems. He received his Doctorate of Philosophy in Physics from the Indian Institute of Technology (Delhi) in 1978 and his Master of Science in Solid State Physics from the Indian Institute of Technology (Roorkee) in India.

Graham K. Wright served as our Vice President of Sales from September 2002 until January 2005. Prior to joining us, Mr. Wright held various positions with Cirrus Logic including Vice President of Sales—Americas from 2000 to 2002 and Director of Western Area Sales from 1997 to 2000. Mr. Wright holds a Bachelor of Science in Electrical Engineering from Michigan Technological University.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires the Company's executive officers and directors and persons who own more than ten percent of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "Commission") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than ten percent stockholders are required by Commission regulation to furnish the Company with copies of all Section 16(a) forms they file. The Company believes that all Executive Officers and

Directors of the Company complied with all applicable filing requirements during the nine months ended September 30, 2004.

Code of Ethics

The Company has adopted a Code of Ethics that applies to the Company's principal executive officer, principal financial officer, and principal accounting officer or controller. The Company's Code of Ethics is available through a link on its website *www. tripath.com*, and the Company will post any amendment to the Code of Ethics, as well as any waivers that are required to be disclosed by the rules of the SEC or Nasdaq, on its website.

Audit Committee and Audit Committee Financial Expert

Tripath has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit committee currently consists of four directors: Messrs. Acharya, Fu, Goto and Jasuja, all of whom are "independent" as independence for audit committee members is defined in the Nasdaq listing standards. Mr. Fu serves as Chairman of the committee.

The Audit Committee includes at least one independent member who is determined by the Board of Directors to meet the qualifications of an "audit committee financial expert" in accordance with SEC rules, including that the person meets the relevant definition of an "independent director." Mr. Akifumi Goto is the independent director who has been determined by the Board of Directors to be an audit committee financial expert. Stockholders should understand that this designation is a disclosure requirement of the SEC related to Mr. Goto's experience and understanding with respect to certain accounting and auditing matters. The designation does not impose upon Mr. Goto any duties, obligations or liability that are greater than are generally imposed on him as a member of the Audit Committee and the Board, and his designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board.

ITEM 11. EXECUTIVE COMPENSATION

Compensation of Directors

Our directors did not receive any cash compensation for their services as directors during the nine months ended September 30, 2004. Our 2000 Stock Plan provides for grants of options to purchase common stock to our directors who are not employees. Our non-employee directors each received a grant of options to purchase 100,000 shares of our common stock for their service during the nine months ended September 30, 2004. Our non-employee directors did not receive any options to purchase shares of our common stock for participation on any committee of the board of directors on which they served during the nine months ended September 30, 2004. In addition, our directors are reimbursed for expenses incurred in connection with attending board and committee meetings.

Summary of Compensation

During the nine months ended September 30, 2004 we paid an aggregate $640,607 in cash compensation to our executive officers named in the Summary Compensation Table (the "Named Executive Officers"), as a group.

As of September 30, 2004, our directors and Named Executive Officers as a group held options to purchase a total of 1,639,857 shares of common stock, at exercise prices ranging from $0.14 to $12 per share. These options are scheduled to expire on various dates between March 23, 2006 and August 11, 2014.

SUMMARY COMPENSATION TABLE

The following table sets forth all compensation awarded to, earned by, or paid to our Chief Executive Officer and the other four most highly paid executive officers, each of whose total cash compensation exceeded $100,000 during the nine months ended September 30, 2004 and years ended December 31, 2003, December 31, 2002 and December 31, 2001.

		Annual Compensation			Long-Term Compensation	
Name and Principal Position		Salary	Bonus	Other	Restricted Stock Awards	Securities Underlying Options
Dr. Adya S. Tripathi	2004	$243,000	$ 0	$ 0	0	500,000
Chief Executive Officer	2003	$324,000	$ 0	$ 0	322,200(1)	500,000
	2002	$348,000	$ 0	$ 0	0	200,000
	2001	$360,000	$ 0	$61,182 (2)	0	200,000
David P. Eichler (3)	2004	$ 99,419	$15,000	$ 0	0	150,000
Former Chief Financial Officer	2003	$150,000	$10,000	$ 0	0	125,000
	2002	$ 27,083	$25,000	$ 0	0	300,000
	2001	$ —	$ —	$ —	—	—
Dr. Naresh Sharma	2004	$101,250	$ 0	$ 0	0	150,000
Vice President of Operations	2003	$135,000	$ 0	$ 0	0	125,000
	2002	$137,500	$ 0	$ 0	0	100,000
	2001	$140,346	$ 0	$ 0	0	170,000
Graham K. Wright (4)	2004	$112,500	$ 0	$69,438 (5)	0	150,000
Former Vice President of Sales and	2003	$150,000	$ 0	$76,500 (6)	0	125,000
Marketing	2002	$198,875	$ 5,000	$16,500 (7)	0	300,000
	2001	$ —	$ —	$ —		—

(1) On April 28, 2003, the Compensation Committee of the Board of Directors approved a grant of 1.8 million shares of restricted stock to Dr. Tripathi pursuant to the 2000 Stock Plan, in part to rectify the previous invalid grant of options to purchase an aggregate of 3.4 million shares. The restricted shares vest as to 50% one year after the date of grant and the remainder will vest in full two years after the date of grant. The vesting of the shares accelerates in full upon a change in control of the Company or upon involuntary termination. The value of $322,200 represents the dollar value of the restricted stock award calculated by multiplying the closing market price of the Company's stock on the date of grant ($0.18) by the number of shares awarded (1.8 million) net of consideration paid ($1,800).

(2) Represents gross-up for taxes in connection with forgiveness of notes and related interest totaling $738,000 in fiscal year 2000.

(3) David Eichler commenced employment with Tripath on October 28, 2002 and ceased employment with Tripath on September 13, 2004.

(4) Graham Wright commenced employment with Tripath on September 3, 2002 and ceased employment with Tripath on January 21, 2005.

(5) Includes sales commissions of $54,938 and an automobile allowance of $4,500

(6) Includes sales commissions of $70,500 and an automobile allowance of $6,000

(7) Includes sales commissions of $15,000 and an automobile allowance of $1,500

OPTION GRANTS IN LAST FISCAL YEAR

The following table sets forth information with respect to stock options granted pursuant to our 2000 Stock Plan during the nine months ended September 30, 2004 to each of the executive officers named in the Summary Compensation Table above.

The amounts shown as potential realizable value represent hypothetical gain that could be achieved for the respective options if exercised at the end of the option term. These amounts represent assumed rates of appreciation in the value of our common stock from the fair market value at the date of grant. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Commission and do not represent our estimate of projection of the future price of our common stock. Actual gains, if any, on stock option exercises depend on the future performance of the trading price of our common stock. The amounts reflected in the table may not necessarily be achieved.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Options Term	
Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal 2004 (1)	Exercise Price Per Share (2)	Expiration Date	5%	10%
Adya S. Tripathi	500,000	12.58%	$1.33	8/11/14	$418,215	$1,059,839
David P. Eichler (5)	150,000	3.77%	$1.21	8/11/14	$114,144	$ 289,264
Naresh Sharma (5)	150,000	3.77%	$1.21	8/11/14	$114,144	$ 289,264
Graham K. Wright (5)	150,000	3.77%	$1.21	8/11/14	$114,144	$ 289,264

(1) Based on options granted to purchase an aggregate of 3,975,000 shares of common stock to employees during the nine months ended September 30, 2004 (fiscal 2004). We never granted any stock appreciation rights.

(2) The exercise prices equal the fair market value on the date of grant, except that, pursuant to the 2000 Stock Plan, the exercise prices for options granted to Dr. Tripathi equal 110% of the fair market value on the dates of grant because Dr. Tripathi owned stock representing more than 10% of the voting power of all classes of Tripath stock on the dates of grant.

(3) Options may terminate before their expiration upon the termination of optionee's status as an employee or consultant, the optionee's death or an acquisition of Tripath.

(4) Includes Incentive Stock Options ("ISOs") and Nonstatutory Options ("NSOs"). To the extent the options are determined to be ISOs, such options have an expiration date of August 11, 2009. To the extent the options are determined to be NSOs, such options have an expiration date of August 11, 2014.

(5) Options vest in monthly installments over 48 months.

YEAR-END OPTION VALUES

The following table provides information for the Named Executive Officers concerning the number and value of securities underlying exercisable and unexercisable options held as of September 30, 2004.

	Number of Securities Underlying Unexercised Options at September 30, 2004 (#)		Value of Unexercised In-the-Money Options at September 30, 2004 ($)	
	Exercisable	Unexercisable	Exercisable	Unexercisable
Adya S. Tripathi	929,163	670,837	$677,729	$431,905
David P. Eichler (1)	127,081	0	$165,810	$ 0
Naresh Sharma	253,012	331,258	$222,604	$235,567
Graham K. Wright	65,102	391,670	$ 86,732	$398,066

(1) Mr. Eichler ceased employment as Chief Financial Officer on September 13, 2004. Exercisable options for Mr. Eichler represents vested options as of September 13, 2004. Mr. Eichler's unvested options as of September 13, 2004 were cancelled.

The values shown for in-the-money options represent the difference between the respective exercise price of outstanding stock options, and $1.70, which is the fair market value of our common stock as of September 30, 2004.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

EQUITY COMPENSATION PLAN INFORMATION

The following table provides certain information with respect to the Company's equity compensation plans in effect as of September 30, 2004.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by stockholders:			
2000 Stock Option Plan	11,417,698	$2.25	3,341,000
2000 Employee Stock Purchase Plan	—	—	234,000
Equity compensation plans not approved by security holders	—	—	—
Total	11,417,698	$2.25	3,575,000

The above equity compensation plans of the Company that were in effect as of September 30, 2004 were adopted with the approval of the Company's stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of September 30, 2004, certain information as known to the Company with respect to the beneficial ownership of our common stock by (i) any person (including any group as that term is used in Section 13(d)(3) of the Securities Exchange Act), known by the Company to be the beneficial owner of more than 5% of the Company's voting securities, (ii) each director and each nominee for director to the Company, (iii) each of the executive officers named in the Summary Compensation Table appearing herein, and (iv) all current executive officers and directors of the Company as a group.

Name of Beneficial Owner	Number of Shares (1)	Percent of Total (1)
Adya S. Tripathi (2)	12,920,830	25.30%
David P. Eichler (3)	127,081	*
Clarke Seniff (4)	—	*
Naresh Sharma (5)	320,297	*
Graham Wright (6)	107,288	*
Andy Jasuja (7)	144,582	*
A.K. Acharya (8)	165,982	*
Y.S. Fu (9)	137,582	*
Akifumi Goto (10)	—	*
Directors and current executive officers as a group (7 persons) (11)	13,562,192	25.71%

* Represents less than one percent (1%) of the total.

(1) This table is based upon information supplied by officers, directors and principal stockholders, and in Schedules 13D and 13G filed with the Securities and Exchange Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws, where applicable, the Company believes that each stockholder named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. The number and percentage of shares beneficially owned are based on an aggregate of 50,043,158 shares of our common stock outstanding as of September 30, 2004 and are determined under rules promulgated by the securities and Exchange Commission. This information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of September 30, 2004 through the exercise of any stock option or other right.

(2) Includes 1,020,830 shares subject to options that are exercisable within 60 days of September 30, 2004 and 900,000 shares held in trust for the benefit of Dr. Tripathi's minor children over which Dr. Tripathi holds sole voting and dispositive power.

(3) Mr. Eichler ceased employment as our Chief Financial Officer on September 13, 2004.

(4) Mr. Seniff became our Chief Financial Officer on September 15, 2004.

(5) Includes 276,139 shares subject to options that are exercisable within 60 days of September 30, 2004.

(6) Includes 89,060 shares subject to options that are exercisable within 60 days of September 30, 2004. Mr. Wright ceased employment as our Vice President of Sales and Marketing on January 21, 2005.

(7) Includes 144,582 shares subject to options that are exercisable within 60 days of September 30, 2004.

(8) Includes 139,582 shares subject to options that are exercisable within 60 days of September 30, 2004, 6,400 shares held by Mr. Acharya and 20,000 shares held by HTL Co. Japan Ltd.

(9) Includes 137,582 shares subject to options that are exercisable within 60 days of September 30, 2004.

(10) Mr. Goto did not join the Board until December 13, 2004. He owned no Tripath stock or options as of September 30, 2004.

(11) Includes 2,699,578 shares subject to options that are exercisable within 60 days of September 30, 2004.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In the Company's last fiscal period, there has not been nor is there currently proposed any transaction or series of similar transactions to which the Company was or is to be a party in which the amount involved exceeds $60,000 and in which any director, executive officer, holder of more than 5% of our common stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

INDEMNIFICATION AGREEMENTS

Our bylaws provide that we shall indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by Delaware law. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Delaware General Corporation Law expressly permits indemnification.

We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, indemnify our directors and executive officers for certain expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any director or executive officer in any action or proceeding, including any action by or in our right arising out of that person's services as a director, officer, employee, agent or fiduciary for us, any subsidiary of ours or any other company or enterprise to which the person provides services at our request. The agreements do not provide for indemnification in cases where

- the claim is brought by the indemnified party;
- the indemnified party has not acted in good faith;
- the expenses have been paid directly to the indemnified party under a policy of officers' and directors' insurance maintained by us; or
- the claim arises under Section 16(b) of the Securities Exchange Act.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. It is the position of the Securities and Exchange Commission that indemnification for liabilities arising under federal or state securities laws is against public policy and not enforceable.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table sets forth the aggregate fees billed, and to be billed, by our current and former independent accountants for the following services during the nine months ended September 30, 2004 and year ended December 31, 2003.

Description of Services	2004	2003
Audit Fees (1)	$140,000	$239,500
Audit - Related Fees	—	—
Tax Fees (2)	14,286	15,000
All Other Fees (3)	43,370	—
	$197,656	$254,500

(1) Represents the aggregate fees billed and to be billed for professional services rendered for the audits of our 2004 and 2003 annual financial statements and for the review of the financial statements included in our quarterly reports during such periods.

(2) Represents the aggregate fees billed in 2004 and 2003 for professional services rendered for tax compliance.

(3) Represents the aggregate fees billed in 2004 and 2003 for services not reported above, including fees for services rendered in connection with Sarbanes-Oxley Section 404 compliance work.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The audit committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. To ensure prompt handling of unexpected matters, the audit committee has delegated to the chairman of the audit committee the authority to grant pre-approval of audit and permissible non-audit services and fees, provided that such pre-approvals are reported to the audit committee at the next audit committee meeting. Since the May 6, 2003 effective date of the SEC rules stating that an auditor is not independent of an audit client if the services it provides to the client are not appropriately approved, each new engagement of our independent auditors was approved in advance by the audit committee or the chairman of the audit committee, and none of those engagements made use of the *de minimus* exception to pre-approval contained in the SEC's rules.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Form 10-K/T:

(1) Financial Statements:

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of September 30, 2004 and December 31, 2003

Consolidated Statements of Operations for the nine months ended September 30, 2004, and years ended 2003 and 2002

Consolidated Statements of Stockholders' Equity for the nine months ended September 30, 2004, and years ended 2003 and 2002

Consolidated Statements of Cash Flows for the nine months ended September 30, 2004, and years ended 2003 and 2002

Notes to Consolidated Financial Statements

(2) Financial Statement Schedules:

Financial statement schedules have been omitted since the required information is not present in amounts sufficient to require submission of the schedules or because the information required is included in the financial statements or notes thereto.

(3) Exhibits: The items listed on the Index to Exhibits on page 89 are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIPATH TECHNOLOGY INC.

By: /s/ DR. ADYA S. TRIPATHI

Dr. Adya S. Tripathi
President and Chief Executive Officer, Chairman of the Board

Dated: July 27, 2005

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dr. Adya S. Tripathi and Jeffrey L. Garon, and each of them, his true and lawful attorneys-in-fact, each with full power of substitution, for him in any and all capacities, to sign any amendments to this report on Form 10-K/T/A and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DR. ADYA S. TRIPATHI **Dr. Adya S. Tripathi**	President and Chief Executive Officer (Principal Executive Officer)	July 27, 2005
/s/ JEFFREY L. GARON **Jeffrey L. Garon**	Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	July 27, 2005
/s/ A.K. ACHARYA **A.K. Acharya**	Director	July 27, 2005
/s/ Y.S. FU **Y.S. Fu**	Director	July 27, 2005
/s/ ANDY JASUJA **Andy Jasuja**	Director	July 27, 2005
/s/ AKIFUMI GOTO **Akifumi Goto**	Director	July 27, 2005

EXHIBIT INDEX

Number	Description of Document
3.1	Restated Certificate of Incorporation of Tripath Technology Inc. (incorporated by reference to Exhibit 3.1 of Tripath's registration statement on Form S-1, registration number 333-35028, as amended)
3.2	Bylaws of Tripath Technology Inc. (incorporated by reference to Exhibit 3.2 of Tripath's transition report on Form 10-K/T, filed on February 3, 2005)
4.1	Specimen common stock certificate (incorporated by reference to Exhibit 4.1 of Tripath's registration statement on Form S-1, registration number 333-35028, as amended)
4.2	Second Amended and Restated Shareholder Rights Agreement, dated September 15, 1998, between Tripath Technology Inc. and Certain Stockholders of Tripath Technology Inc. (incorporated by reference to Exhibit 10.6 of Tripath's registration statement on Form S-1, registration number 333-35028, as amended)
4.3	Registration Rights Agreement, dated January 24, 2002, by and among Tripath Technology Inc. and Certain Stockholders of Tripath Technology Inc. (incorporated by reference to Exhibit 4.1 of Tripath's current report on Form 8-K filed on January 30, 2002)
10.1*	Form of Indemnification Agreement, between Tripath Technology Inc. and each of its directors and officers (incorporated by reference to Exhibit 10.1 of Tripath's registration statement on Form S-1, registration number 333-35028, as amended)
10.2	License and Supply Agreement, dated July 9, 1999, between STMicroelectronics, Inc. and Tripath Technology Inc. (incorporated by reference to Exhibit 10.2 of Tripath's registration statement on Form S-1, registration number 333-35028, as amended)
10.3*	1995 Stock Plan and form of option agreement (incorporated by reference to Exhibit 4.8 of Tripath's registration statement on Form S-8, registration number 333-108178)
10.4*	2000 Stock Plan and form of option agreement (incorporated by reference to Tripath's definitive proxy statement on Schedule 14A filed on May 19, 2003)
10.5*	2000 Employee Stock Purchase Plan, as amended (incorporated by reference to Exhibit 10.5 of Tripath's quarterly report on Form 10-Q for the quarter ended September 30, 2003)
10.6*	Form of Restricted Stock Purchase Agreement between Tripath Technology Inc. and an Executive Officer. (incorporated by reference to Exhibit 10.6 of Tripath's annual report on Form 10-K filed on March 9, 2004)
10.7	Sublease Agreement, dated July 18, 2002, between Nortel Networks, Inc. and Tripath Technology Inc. (incorporated by reference to Exhibit 10.11 of Tripath's quarterly report on Form 10-Q for the quarter ended September 30, 2002)
10.8	Distributor Agreement, dated July 1, 1998 between Uniquest Corporation and Tripath Technology Inc. (incorporated by reference to Exhibit 10.8 of Tripath's annual report on Form 10-K filed on March 9, 2004)
10.9	Distributor Agreement, dated February 3, 1999 between Macnica, Inc and Tripath Technology Inc. (incorporated by reference to Exhibit 10.9 of Tripath's annual report on Form 10-K filed on March 9, 2004)
10.10	Security Agreement dated March 8, 2004 between Tripath Technology Inc. and Union Bank of California, N.A. (incorporated by reference to Exhibit 10.1 of Tripath's quarterly report on Form 10-Q filed on May 21, 2004)
10.11	Form of Stock Purchase Agreement dated August 1, 2004 between Tripath Technology Inc. and certain investors of Tripath Technology Inc. (incorporated by reference to Exhibit 10.11 of Tripath's transition report on Form 10-K/T, filed on February 3, 2005)

Number	Description of Document
16.1	Letter, dated as of October 22, 2004, from BDO Seidman, LLP regarding its concurrence with Tripath's statement regarding change of accountants (incorporated by reference to Exhibit 16.1 of Tripath's current report on Form 8-K filed October 22, 2004).
16.2	Letter, dated as of April 17, 2003, from PricewaterhouseCoopers LLP regarding its concurrence with Tripath's statement regarding change of accountants (incorporated by reference to Exhibit 16.2 of Tripath's current report on Form 8-K filed April 17, 2003)
21.1	List of subsidiaries of Tripath Technology Inc. (incorporated by reference to Exhibit 21.1 of Tripath's transition report on Form 10-K/T, filed on February 3, 2005)
23.1	Consent of Stonefield Josephson, Inc., Independent Registered Public Accounting Firm
23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
24.1	Power of Attorney (See Form 10-K/T Signature Page)
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Indicates management contract or compensatory plan or arrangement.

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CORPORATE INFORMATION

BOARD OF DIRECTORS

Dr. Adya S. Tripathi
President and Chief Executive Officer,
Chairman of the Board
Tripath Technology Inc.

A.K. Acharya
President
HTL Co. Japan Ltd

Andy Jasuja
Chairman of the Board
Sigma Systems Group

Y.S. Fu
Chairman of the Board
Investel Inc.

EXECUTIVE OFFICERS

Dr. Adya S. Tripathi
President and Chief Executive Officer
Chairman of the Board

Jeffrey L. Garon
Vice President, Finance and
Chief Financial Officer

Dr. Naresh C. Sharma
Vice President of Operations

George Fang
Vice President of Sales

STOCKHOLDER INFORMATION

Corporate Headquarters

Tripath Technology Inc.
2560 Orchard Parkway
San Jose, CA 95131
408.750.3000

Investor Relations

For further information on the Company, additional copies of this report, Form 10-K, or other financial information, contact: investor@tripath.com

For more information, visit the Investor Relations Page Tripath's website at:
http://www.tripath.com/investors.htm

Market Information

The Common Stock of the Company is traded on The NASDAQ National Market® under the symbol "TRPH"

Transfer Agent

Mellon Investor Services LLC
P.O. Box 3316
Hackensack, NJ 07606
800.356.2017

Independent Accountants

Stonefield Josephson Inc
San Francisco, CA

Legal Counsel

Wilson Sonsini Goodrich & Rosati
Palo Alto, CA

Annual Meeting

The annual meeting of stockholders will be held at 10:30 a.m. PST on Friday, September 30, 2005 at the Marriott Hotel, located at 2700 Mission College Boulevard, Santa Clara, CA 95054.


TRIPATH

TRIPATH TECHNOLOGY INC

2560 Orchard Parkway
San Jose, CA 95131
408.750.3000
877.TRIPATH
www.tripath.com